    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 15, 2000

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              ANDA NETWORKS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

            DELAWARE                           3576                          77-0476695
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)         IDENTIFICATION NUMBER)

                              2708 ORCHARD PARKWAY
                               SAN JOSE, CA 95134
                                 (408) 519-4900
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

           CHARLES R. KENMORE, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              ANDA NETWORKS, INC.
                              2708 ORCHARD PARKWAY
                               SAN JOSE, CA 95134
                                 (408) 519-4900
 (NAME, ADDRESS INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

            ROBERT V. GUNDERSON, JR.                              BRUCE CZACHOR
                 BENNETT L. YEE                                SHEARMAN & STERLING
                BRANDI L. GALVIN                               1550 EL CAMINO REAL
                  AMY S. COHEN                                 MENLO PARK, CA 94025
               BROOKE D. COLEMAN                                  (650) 330-2200
            GUNDERSON DETTMER STOUGH
      VILLENEUVE FRANKLIN & HACHIGIAN, LLP
             155 CONSTITUTION DRIVE
              MENLO PARK, CA 94025
                 (650) 321-2400

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this registration statement.
                            ------------------------

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
                                                              PROPOSED MAXIMUM
TITLE OF EACH CLASS OF                                       AGGREGATE OFFERING            AMOUNT OF
SECURITIES TO BE REGISTERED                                       PRICE(1)              REGISTRATION FEE
------------------------------------------------------------------------------------------------------------
Common Stock, $0.0001 par value.........................        $100,000,000                $26,400
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

       THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 Subject to Completion. Dated August 15, 2000.

                                          Shares

                                     [LOGO]

                              ANDA NETWORKS, INC.
                                  Common Stock

                            ------------------------

     This is an initial public offering of shares of common stock of ANDA Networks, Inc. All of the shares of common stock are being sold by ANDA Networks.

     Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per
share will be between $     and $     . ANDA Networks has applied for quotation
on the Nasdaq National Market under the symbol "ANDA".

     See "Risk Factors" beginning on page 5 to read about factors you should consider before buying shares of the common stock.

                            ------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                              Per Share          Total
                                                              ----------         -----
Initial public offering price...............................  $                $
Underwriting discounts......................................  $                $
Proceeds, before expenses, to ANDA Networks.................  $                $

     To the extent that the underwriters sell more than           shares of
common stock, the underwriters have the option to purchase up to an additional shares from ANDA Networks at the initial public offering price, less the underwriting discount.

                            ------------------------

     The underwriters expect to deliver the shares against payment in New York,
New York on             , 2000.

GOLDMAN, SACHS & CO.
                ROBERTSON STEPHENS
                                CHASE H&Q
                                             U.S. BANCORP PIPER JAFFRAY

                            ------------------------

                  Prospectus dated                     , 2000.

ANDA Networks(TM) and OPS(TM) are trademarks of ANDA Networks. All other brand names or trademarks appearing in this prospectus are the property of their respective holders.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information regarding ANDA Networks and the financial statements and the notes to the financial statements appearing elsewhere in this prospectus. References in this prospectus to "we", "us" or "our" refer to ANDA Networks, Inc. unless otherwise noted.

                              ANDA NETWORKS, INC.

     We develop, market and sell a comprehensive network access platform that enables communication service providers to rapidly and cost-effectively deliver integrated voice and data services over a single access network. Our Universal Access Platform, or UAP, is comprised of a chassis, service and line cards and network management and service delivery software. Our UAP enables service providers to deliver both toll quality voice and high speed data over a single, integrated access network.

     In recent years, the volume of traffic on communications networks has grown significantly due to the growth of the Internet. For example, Ryan Hankin Kent, an independent consulting firm, estimates that the total amount of Internet traffic in North America will increase from approximately 350,000 terabytes per month in 1999 to approximately 15,000,000 terabytes per month by 2003. The growth in communications traffic is also a result of continuing domestic and international telecommunications deregulation, which is driving increased network deployment and expanded service offerings. As the number of Internet users continues to grow and service offerings continue to expand, service providers have been faced with the challenge of handling higher volumes of communications traffic. To accommodate the increase in communications traffic, service providers have expanded their network capacity by installing fiber optic cable and by implementing optical technologies at the core of their network, or backbone, significantly increasing the amount of traffic that can be carried. However, the access portion of their networks, which connects enterprise networks and subscribers to the backbone, has not been expanded to keep pace with the growth in backbone capacity. These access networks, often referred to as the last mile, still consist largely of legacy systems, which were designed solely to handle individual circuit-based, voice connections between two endpoints in the network.

     To differentiate themselves and reduce subscriber turnover in an increasingly competitive environment, service providers, which currently include incumbent local exchange carriers and competitive local exchange carriers, need to rapidly deliver new services and provide existing services more efficiently. Since a significant portion of service providers' revenue continues to be generated from circuit-switched voice services, any modifications to a service provider's access network to accommodate expanded services cannot impact their ability to deliver high quality voice services, known as toll quality voice. To avoid impacting their revenue generating voice networks, many service providers have constructed separate overlay access networks to carry packet data traffic using high speed data technologies, such as a digital transmission standard known as T1 access and digital subscriber line, or DSL, and protocols such as asynchronus transfer mode, known as ATM, and frame relay. Using overlay, or parallel, access networks for data services allows data to be transmitted at high speeds while leaving the voice services of service providers' existing networks largely unaffected. This approach has led service providers to implement and operate multiple access networks, consisting of distinct devices for accessing each service at the customer premises and for consolidating each service at the service provider's facility.

     Deploying and operating multiple overlay access networks presents a number of challenges for service providers, including:

     - limited network flexibility;

     - high capital costs;

     - high operating costs;

     - limited physical space; and

     - complex and expensive service provisioning and network management.

     To date, products designed to offer service providers an integrated access solution have largely used packet-based technologies. While these products enable voice and data services to be delivered over a single access network, they do not accommodate the circuit-switched voice networks in which service providers have invested heavily and are reluctant to abandon. We believe service providers seek a single, consolidated, cost-effective platform solution from which existing voice services can easily be delivered and new data services can be added as desired.

     Our Universal Access Platform has been optimized for operating integrated access networks and combines our flexible and scaleable architecture and our Open Provisioning Standard, or OPS, a remote service provisioning specification. The key benefits to service providers of our solution include:

     - flexible migration from operating multiple overlay voice and data access networks to a single, integrated access network;

     - compact platform for the delivery of a comprehensive suite of voice and data services;

     - reduced capital costs;

     - reduced operating costs;

     - scalable highly reliable solution optimized for operating in a service provider's network; and

     - ease of service provisioning and system management.

     Our Universal Access Platform enables service providers to rapidly and cost-effectively transition from separate overlay access networks to a single, integrated access network. Our UAP also enables service providers to easily add value added services, such as Internet access, virtual private networks and personalized voice services. We believe that the ability to provide a complete suite of services will increase subscribers' loyalty to their service provider and reduce the likelihood that they will seek a lower cost provider of voice or data services. Furthermore, we believe the ability to offer additional services to existing subscribers will help service providers to increase the amount of revenue that they receive from each of their subscribers.

     Our objective is to be the leading provider of access platforms capable of allowing service providers worldwide to deliver multiple services over an integrated access network to their subscribers. Key elements of our strategy include:

     - broadening our addressable market by developing additional features;

     - broadening our customer base through expanded direct sales efforts;

     - expanding our international presence;

     - expanding our relationships with key technology companies; and

     - promoting the adoption of our Open Provisioning Standard.

                               OTHER INFORMATION

     We were incorporated in Delaware in January 1998. Our principal executive offices are located at 2708 Orchard Parkway, San Jose, CA 95134. Our telephone number at that location is (408) 519-4900.

                                  THE OFFERING

Common stock offered........             shares

Common stock to be
outstanding after the
  offering..................             shares

Use of proceeds.............   We intend to use the proceeds for general
                               corporate purposes, principally working capital and other capital expenditures.

Proposed Nasdaq National
  Market symbol.............   ANDA

     The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of June 30, 2000, and does not include the following:

     - 2,361,271 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2000 at a weighted average exercise price of $1.57 per share;

     - 140,000 shares of common stock issuable upon exercise of stock options granted between June 30, 2000 and July 31, 2000 at a weighted average exercise price of $5.50 per share; and

     - a total of 10,786,326 shares available for future issuance under our various stock plans as of July 31, 2000, excluding the annual increases in the number of shares authorized under each of our plans beginning January 1, 2001.

Unless otherwise noted, all information in this prospectus:

     - assumes no exercise of the underwriters' over-allotment option;

     - reflects the automatic conversion of our outstanding preferred stock into common stock upon the closing of this offering; and

     - assumes the exercise of a warrant to purchase 15,000 shares of common stock which expires upon the closing of this offering.

                             SUMMARY FINANCIAL DATA

     The following table is a summary of our statement of operations. The pro forma share amounts in the statement of operations data reflect the assumed conversion of our preferred stock into common stock.

                                                                                          SIX MONTH
                                                        JANUARY 28                       PERIOD ENDED
                                                      (INCEPTION) TO    YEAR ENDED         JUNE 30,
                                                       DECEMBER 31,    DECEMBER 31,   ------------------
                                                           1998            1999        1999       2000
                                                      --------------   ------------   -------   --------
                                                                                         (unaudited)
                                                            (in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Revenue.............................................     $    --         $  1,248     $   101   $  8,329
Cost of revenue.....................................          --              837         116      4,042
                                                         -------         --------     -------   --------
Gross profit (loss).................................          --              411         (15)     4,287
Loss from operations................................      (2,830)         (12,873)     (4,422)   (13,422)
Net loss............................................      (2,799)         (12,140)     (4,150)   (12,125)
Net loss attributable to common stockholders........      (2,799)         (15,367)     (4,252)   (25,825)
Net loss per share attributable to common
  stockholders -- basic and diluted.................     $ (1.65)        $  (3.34)    $ (1.18)  $  (3.58)
Weighted average common shares outstanding -- basic
  and diluted.......................................       1,696            4,601       3,613      7,211
Pro forma net loss per share -- basic and diluted
  (unaudited).......................................                     $  (0.42)              $  (0.33)
Pro forma weighted average common shares
  outstanding -- basic and diluted (unaudited)......                       28,787                 36,646

     See note 2 of the notes to our financial statements for an explanation of the determination of the number of weighted average shares used in computing per share data.

     The following table is a summary of our balance sheet as of June 30, 2000:

     - on an actual basis;

     - on a pro forma basis to give effect to the automatic conversion of all outstanding mandatorily redeemable convertible preferred stock into common stock upon the closing of the offering and the exercise of a warrant to purchase 15,000 shares of common stock; and

     - on a pro forma as adjusted basis to reflect this automatic conversion and
       warrant exercise and the sale of           shares of common stock in this
       offering at an assumed initial public offering price of $     per share
       after deducting underwriting discounts and estimated offering expenses.

                                                                    AS OF JUNE 30, 2000
                                                              --------------------------------
                                                                           PRO      PRO FORMA
                                                               ACTUAL     FORMA    AS ADJUSTED
                                                              --------   -------   -----------
                                                                       (in thousands)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 74,021   $74,021    $
Working capital.............................................    76,006    76,006
Total assets................................................    84,794    84,794
Mandatorily redeemable convertible preferred stock..........   112,945        --
Total stockholders' equity (deficit)........................   (34,913)   78,050

                                  RISK FACTORS

     This offering and an investment in our common stock involve a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in shares of our common stock. If any of the following risks actually occur, our business, financial condition or operating results could be harmed, which could cause the trading price of our common stock to decline and could cause you to lose part or all of your investment.

                         RISKS RELATED TO OUR BUSINESS

WE HAVE A LIMITED OPERATING HISTORY AND WE ONLY RECENTLY BEGAN SELLING OUR UNIVERSAL ACCESS PLATFORM, MAKING AN EVALUATION OF OUR BUSINESS AND OUR PROSPECTS DIFFICULT.

     We were founded in January 1998 and only began volume shipments of our Universal Access Platform, or UAP, comprised of a chassis, service and line cards and network management and service delivery software, in the fourth quarter of 1999. As of July 31, 2000, only eight service providers had deployed our UAP. Our limited operating history and this limited number of users makes it difficult to determine if our UAP will gain widespread market acceptance. Further, our business strategy may be unsuccessful and we may not successfully address the risks we face.

WE HAVE A HISTORY OF LOSSES AND WE EXPECT SIGNIFICANT INCREASES IN COSTS AND EXPENSES WHICH WILL RESULT IN CONTINUED LOSSES. WE CANNOT ASSURE YOU THAT WE WILL EVER ACHIEVE OR SUSTAIN PROFITABILITY.

     We have had substantial losses since our inception. We currently expect our operating losses to increase over at least the next twelve months and we cannot assure you that we will ever achieve or sustain profitability. We incurred net losses of $12.1 million in 1999 and $12.1 million during the six months ended June 30, 2000, and we had an accumulated deficit of $27.1 million as of June 30, 2000. The extent of future losses will depend, in part, on the amount of growth in our revenue. The growth in our revenue, in turn, will primarily depend on the increased acceptance of the use of our Universal Access Platform and related products and services. The extent of future losses will also be contingent, in part, on the amount of growth in our operating expenses and cost of revenue. We expect our operating expenses to increase significantly as we expand our professional staff, acquire new office space, enhance our products and services, expand our direct sales efforts and expand international activities. In addition, we may be required to spend more in research and development than originally budgeted in order to respond to industry trends. If our revenue grows more slowly than we anticipate, or our operating expenses increase without a corresponding increase in our revenue, our losses may be larger than we expect.

OUR QUARTERLY RESULTS ARE UNPREDICTABLE AND MAY NEGATIVELY AFFECT THE TRADING PRICE OF OUR COMMON STOCK.

     Our quarterly operating results have fluctuated in the past and are likely to fluctuate significantly in the future due to a variety of factors, particularly those set forth in this "Risk Factors" section, many of which are outside of our control. We believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful and that such comparisons may not be accurate indicators of future performance. You should not rely on our results for one quarter as any indication of our future performance. It is likely that in some future quarter our operating results may fall below the expectations of investors and, as a result, the price of our common stock may fall.

BECAUSE OUR ABILITY TO ACCURATELY FORECAST OUR QUARTERLY SALES IS LIMITED AND OUR COSTS ARE RELATIVELY FIXED IN THE SHORT TERM, OUR QUARTERLY OPERATING RESULTS WILL LIKELY FLUCTUATE, WHICH MAY CAUSE OUR STOCK PRICE TO DECLINE.

     Because of our limited operating history and the new and rapidly evolving market for our Universal Access Platform, our ability to accurately forecast our quarterly revenue is limited. In addition, we cannot forecast operating expenses based on historical results, and most of our costs are for personnel and facilities, which are relatively fixed in the short term. If we have a shortfall in revenue in relation to our expenses, we may be unable to reduce our expenses quickly enough to avoid lower quarterly operating results. We do no know whether our business will grow rapidly enough to absorb the costs of these employees and facilities. As a result, our quarterly operating results could fluctuate, and such fluctuation may cause the market price of our common stock to decline.

WE ARE DEPENDENT ON A VERY LIMITED NUMBER OF SERVICE PROVIDERS AND PURCHASES BY AXXENT FROM OUR VALUE ADDED RESELLER, PAIRGAIN TECHNOLOGIES, REPRESENT SUBSTANTIALLY ALL OF OUR REVENUE. A DECREASE IN PURCHASES OF OUR UNIVERSAL ACCESS PLATFORM BY AXXENT COULD SIGNIFICANTLY HARM OUR BUSINESS AND OPERATING RESULTS.

     Our UAP has been sold to only a small number of service providers, and, as of July 31, 2000, only eight service providers had deployed our platform. Purchases of our UAP by AXXENT Corp., formerly OpTel, Inc., from our value added reseller, PairGain Technologies, which was recently acquired by ADC Telecommunications, represented 31% of our total revenue for 1999 and 41% of our total revenue for the six month period ended June 30, 2000. As a result, any decrease in purchases by AXXENT could significantly harm our business and operating results. Neither AXXENT nor any other service providers using our UAP is obligated to purchase any of our platforms in the future. Until we can expand the number of service providers using our UAP, we will continue to depend on sales of our UAP to a small number of service providers.

SUBSTANTIALLY ALL OF OUR SALES ARE MADE THROUGH OUR VALUE ADDED RESELLER AGREEMENT WITH PAIRGAIN TECHNOLOGIES AND ANY DISRUPTION OF THIS AGREEMENT COULD NEGATIVELY IMPACT OUR BUSINESS.

     PairGain Technologies has been a primary reseller of our Universal Access Platform since the first quarter of 1999. A significant amount of our revenue, representing 95% for 1999 and 97% for the six month period ended June 30, 2000, has been and is expected to be derived from sales to PairGain Technologies. PairGain Technologies has recently been acquired by ADC Telecommunications, Inc. and our agreement with PairGain Technologies has been assigned to ADC Telecommunications. Although we expect revenues from ADC Telecommunications to decrease as a percentage of our total revenues in the future, if ADC Telecommunications fails to continue to successfully sell our UAP or if our relationship with ADC Telecommunications is disrupted for any reason, our revenue could decrease significantly. In addition, ADC Telecommunications may not pursue sales opportunities as aggressively and successfully as PairGain Technologies or actively sell our UAP.

     In March 1999, we entered into a value added reseller agreement with PairGain Technologies which covers versions 0 and 1 of our Universal Access Platform and we are currently shipping version 1.0. If we release versions of our UAP in the future not covered by this agreement we will need to renegotiate with ADC Telecommunications at that time. Further, if our agreement with ADC Telecommunications is terminated for any reason, our business and operating results could suffer.

     In addition to our agreement with ADC Telecommunications, we have a reseller agreement with Optical Solutions, Inc. Our failure to increase our number of distribution relationships or maintain our existing relationships could seriously harm our business and operating results.

THE SALES CYCLE FOR OUR UNIVERSAL ACCESS PLATFORM HAS RANGED FROM THREE TO NINE MONTHS AND ANY DELAY IN EXPECTED SALES COULD SIGNIFICANTLY HARM OUR OPERATING RESULTS.

     An end user's decision to purchase our Universal Access Platform involves a significant commitment of its resources and in some cases a lengthy evaluation and product qualification process. As a result, our sales cycle has generally ranged from three to nine months and can be longer. We may incur substantial sales expenses and expend significant management effort without any guarantee of a sale. Further, before end users decide to purchase our UAP in volume, they typically purchase one or more of our UAPs for use in testing and then based upon test results determine whether to deploy our UAP for use with live communications traffic. Even after making the decision to purchase, our end users tend to deploy the UAP slowly and deliberately. Timing of deployment can vary widely and depends on:

     - the skill set of our end users;

     - the size of the network deployment;

     - the complexity of our end users' network environment;

     - the degree of hardware and software configuration necessary to deploy our UAP; and

     - our end users' ability to finance their purchase of our UAP.

Our long sales cycles may cause our revenue and operating results to vary significantly and unexpectedly from quarter to quarter which could cause our stock price to decline.

WE EXPECT TO RECEIVE SIGNIFICANT PURCHASE ORDERS ON AN IRREGULAR AND UNPREDICTABLE BASIS, WHICH WILL CAUSE OUR OPERATING RESULTS TO FLUCTUATE AND COULD LEAD TO MANUFACTURING AND SUPPLY SHORTAGES.

     End users with large networks usually modify their networks on a periodic basis. Accordingly, we expect to receive purchase orders for significant dollar amounts on an irregular basis. Because of our limited operating history, we cannot predict these sales and development cycles. End users sporadically placing large orders with short lead times may cause our revenue and operating results to vary significantly and unexpectedly from quarter to quarter which could cause our stock price to decline. In addition, we may face manufacturing or supply shortages and may not be able to fill these orders on a timely basis, which could damage our reputation and customer base.

OUR BUSINESS IS DEPENDENT ON THE ADOPTION BY COMMUNICATIONS SERVICE PROVIDERS OF OUR UNIVERSAL ACCESS PLATFORM AS A MEANS TO PROVIDE INTEGRATED VOICE AND DATA SERVICES OVER A SINGLE ACCESS NETWORK. SERVICE PROVIDERS MAY ADOPT ALTERNATE SOLUTIONS TO ACHIEVE THIS INTEGRATION WHICH WOULD CAUSE SALES OF OUR UNIVERSAL ACCESS PLATFORM TO DECLINE.

     Our success will depend, in part, on increased demand for our Universal Access Platform by communications service providers as a means to provide integrated voice and data services over a single access network. Demand for our UAP, however, is affected by many factors outside of our control, including:

     - budgetary cycles and the availability of sufficient capital to service providers for purchases of our UAP, including through lines of credit which are frequently provided by some of our competitors and as a result could be withheld in general or for purchases of our UAP.

     - the availability of adequate space in an incumbent local exchange carrier's central office or co-location facility for competitive local exchange carriers to locate our UAP;

     - significant reduction in switching costs which could result in decreased need for our solution; and

     - failure to achieve widespread adoption of our Open Provisioning Standard by integrated access device vendors.

     In addition to these factors, demand for our product would decrease if service providers adopt alternate solutions to provide integrated voice and data services. These factors may decrease demand for our Universal Access Platform and thereby negatively impact our business and operating results.

IF WE FAIL TO ENHANCE OUR EXISTING UNIVERSAL ACCESS PLATFORM OR DEVELOP AND INTRODUCE NEW PRODUCTS THAT MEET CHANGING CUSTOMER REQUIREMENTS AND TECHNOLOGICAL ADVANCES, OUR BUSINESS WOULD BE SERIOUSLY HARMED.

     Our markets are characterized by rapid technological advances, evolving industry standards, changes in end-user requirements, frequent new product introductions and changes in voice and data service offerings by service providers. Our future success will significantly depend on our ability to anticipate or adapt to these changes and to offer, on a timely and cost-effective basis, products that meet changing customer demands and industry standards. The timely development of new or enhanced products is a complex and uncertain process and we may not have sufficient resources to successfully and accurately anticipate technological and market trends, or to successfully manage long development cycles. We may also experience design, manufacturing, marketing and other difficulties that could delay or prevent our development, introduction or marketing of new products and enhancements. The introduction of new or enhanced products also requires that we manage the transition from older products to these new or enhanced products. The failure to do so may cause disruptions in end-user ordering patterns and inadequate supplies of new products being available for delivery to meet anticipated customer demand. We have collaborated with third parties, over which we have only limited control and some of which are our competitors, to develop product features and, as a result we rely on these arrangements for the timely development and introduction of new products and product enhancements. We may also be required to work with third parties in the future to develop our products. We may not be able to develop these products on a timely and cost-effective basis. We have recently announced the introduction of voice gateway capabilities, although we have not yet deployed this feature and we cannot be certain that this feature will be competitive. We are currently developing new product features such as asynchronous transfer mode and frame relay. We are also currently developing an international version of our GR-303 technology, known as V5.2, which optimizes the capacity of connection lines to the central office and any delay in the release of this technology could affect our planned revenue for 2001. Further, we are developing some features which have yet to receive market acceptance, such as G.SHDSL, an international version of HDSL-2 technology, and, as a result, could expend resources on development without any opportunity to generate revenue from these features. If we are not able to develop these features or new products on a timely and cost-effective basis, or if our new products or enhancements fail to achieve market acceptance, our business would suffer.

WE DEPEND ON SOLE SOURCE AND LIMITED SOURCE SUPPLIERS FOR KEY COMPONENTS, AND IF WE OR OUR CONTRACT MANUFACTURERS ARE UNABLE TO BUY THESE COMPONENTS ON A TIMELY BASIS, WE WILL NOT BE ABLE TO DELIVER OUR UNIVERSAL ACCESS PLATFORM TO OUR CUSTOMERS.

     Several of the key components used in our Universal Access Platform, including Motorola processors, flash memory chips, and tantalum capacitors are sourced from single or limited sources of supply. Furthermore, there is a shortage of flash memory chips and we expect that it may be difficult to obtain these components for the foreseeable future. We do not have guaranteed supply arrangements with any suppliers, and we and our contract manufacturers may not be able to obtain necessary supplies in a timely and cost-effective manner. In addition, lead times for some key components, including our tantalum capacitors, can be up to twelve months. As a result, we may be required to pay higher than expected costs for these components which could adversely impact our gross margin. Financial or other difficulties faced by these suppliers or significant changes in demand for these components could limit the availability of these components. In addition, any of our sole-

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

source suppliers could be acquired by, or enter into exclusive arrangements with, our competitors, stop selling their products or components to us at commercially reasonable prices, or refuse to sell their products or components to us altogether. Any interruption or delay in the supply of any of these components, or the inability to obtain these components from alternate sources at acceptable prices and within a reasonable amount of time, would impede our ability to meet scheduled product deliveries to our customers and cause our reputation to suffer and our revenue to decline. In addition, qualifying additional suppliers is time-consuming and expensive and exposes us to potential supplier production difficulties or quality degradation. It is also possible that a source may not be available for us to be in a position to satisfy our production requirements at acceptable prices, which could cause our operating margins to suffer.

BECAUSE WE DEPEND UPON A SMALL NUMBER OF OUTSIDE CONTRACTORS TO MANUFACTURE OUR PRODUCTS, OUR OPERATIONS COULD BE DISRUPTED IF WE ENCOUNTER PROBLEMS WITH THESE CONTRACTORS.

     We currently rely on Flextronics International, Flash Electronics, Dynamic Details Incorporated, or DDI, and Sanmina to build our products. Our reliance on these manufacturers involves a number of risks, including the absence of adequate capacity, the unavailability of or interruptions in access to some process technologies and reduced control over component availability, delivery schedules, manufacturing yields and costs. We currently have contracts providing for turn-key manufacturing with Flextronics, Flash Electronics and DDI which provide that these manufacturers are responsible for procuring all components and completing manufacturing and testing of our products. We currently have a manufacturing consignment arrangement, but no written contract, with Sanmina which provides that we procure all components and Sanmina performs assembly and testing services. We do not have long-term supply arrangements with Flextronics, Flash Electronics, DDI, or Sanmina. Consequently, these manufacturers are not obligated to supply products to us for any specific period, in any specific quantity or at any predetermined price, except as may be provided in a particular purchase order. If Flextronics, Flash Electronics, DDI or Sanmina is unable or unwilling to continue manufacturing our product in required volumes and at high quality levels, we will have to identify, qualify and select acceptable alternative manufacturers, which is costly and could take more than six months. Qualifying a new contract manufacturer and commencing volume production exposes us to potential production delays and quality degradation. It is possible that an alternate source may not be available to us to satisfy our production requirements at acceptable prices and quality. Furthermore, although we are currently seeking to add outside manufacturers for our products, we may not be able to add these manufacturers on a timely basis or at comparable price levels. Any significant interruption in manufacturing would result in us having to reduce our supply of our products to our customers, which in turn could negatively affect our customer relations, and cause our sales to decline. Furthermore, an increase in our cost of revenue would cause our operating margins to decline.

     Flextronics, Flash Electronics, DDI, and Sanmina also build products for other companies, and we cannot be sure that they will always have sufficient quantities of inventory available to fill orders placed by our customers, or that they will allocate their internal resources to fill our orders on a timely basis. We currently provide a rolling forecast of our demand to these manufacturers 12 months before scheduled delivery of products to our customers. If we overestimate our component requirements, these contract manufacturers may purchase excess inventory. For those parts which are unique to our products, we could be required to pay for these excess parts and recognize related inventory write-down costs. If we underestimate our requirements, our contract manufacturers may have an inadequate inventory, which could interrupt manufacturing of our products and result in delays in shipments and revenue.

     We may not be able to effectively manage our relationships with our contract manufacturers and they may not meet our future requirements for timely delivery. Any significant interruption in the operations of our contract manufacturers would harm our ability to meet our scheduled product deliveries to our customers, including reseller and end-user customers, which could damage our

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

reputation and cause the loss of existing or potential customers. In addition, if our contract manufacturers fail to build products with sufficient quality, our reputation could suffer and we could lose existing or potential customers.

WE MAY EXPERIENCE PRODUCTION DELAYS OR DISRUPTIONS IN RELOCATING OUR CONTRACT MANUFACTURING TO OFFSHORE FACILITIES, WHICH COULD RESULT IN LOST REVENUE.

     We anticipate that we will relocate a portion of our manufacturing operations to offshore manufacturing facilities during 2001. We could experience difficulties and disruptions in the manufacture of our products while we transition to these new locations. Manufacturing disruptions could prevent us from achieving timely delivery of products and could result in lost revenue and damage to our reputation.

IF SERVICE PROVIDERS CHOOSE TO REPLACE THEIR LEGACY NETWORK EQUIPMENT, SALES OF OUR UNIVERSAL ACCESS PLATFORM WOULD BE SIGNIFICANTLY HARMED.

     Our UAP is designed to interoperate with legacy networks. As a result, our ability to acquire and retain additional customers will depend on our potential customers' desire to upgrade existing systems, necessitating a solution which interoperates with the current network rather than deploy newly-installed networks. Various factors, including primarily cost, may affect a customer's decision to upgrade an existing network or deploy a new network. If service providers choose to replace their legacy networks, or to use a solution which does not require interoperability with legacy networks, sales of our Universal Access Platform would be significantly harmed.

WE FACE INTENSE COMPETITION WHICH COULD RESULT IN PRICE REDUCTIONS, REDUCED MARGINS AND LOSS OF END-USER CUSTOMERS AND MARKET SHARE.

     We may be unable to compete successfully with current or future competitors. Competitive pressures may result in price reductions, reduced margins and loss of end-user customers and market share. Currently, competition in our market is intense. The multiservice access markets we are targeting are new and rapidly evolving and we expect these markets to become increasingly competitive in the future. In addition, we expect new competitors to emerge in the multiservice access market as that market evolves due to technological innovation and regulatory changes. We face actual and potential competition from public and private companies providing single-purpose solutions and multi-service access platforms.

     Many of our competitors, including Cisco Systems, Inc., Lucent Technologies, Inc., Nortel Networks and some companies that may compete with us in the future, have longer operating histories and significantly greater financial, technical, sales and marketing and other resources than we have. As a result, these competitors are able to devote greater resources to the development, promotion, sale and support of their products. In addition, many of our competitors have significantly more established customer support and professional services organization, as well as much greater name recognition, a more extensive customer base and broader product offerings than we do. These companies can leverage their customer bases and broader product offerings and adopt aggressive pricing policies to gain market share. We have encountered, and expect to continue to encounter, potential customers that, due to existing relationships with our competitors, are committed to the product offerings of these competitors. In addition, due to the rapidly evolving markets in which we compete, additional competitors with significant market presence and financial resources, including other large telecommunications equipment manufacturers, may enter our markets, thereby further intensifying competition. Further, our competitors that have large market capitalizations or cash reserves are much better positioned than we are to acquire other companies, including other competitors, and thereby acquire new technologies or products that may displace our Universal Access Platform. Any of these acquisitions could give our competitors a strategic advantage that would seriously harm our competitive position.

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

     In addition, the markets in which we compete are characterized by increasing consolidation, as exemplified by the recent acquisitions of Promatory Communications, Inc., by Nortel Networks and FlowPoint Corporation by Efficient Networks, Inc. and the recently completed acquisitions of PairGain Technologies, Inc. by ADC Telecommunications, Inc. and Newbridge Networks Corp. by Alcatel. We cannot predict how industry consolidation will affect our competitors and we may not be able to compete successfully in an increasingly consolidated industry. Because we are and will continue to be dependent on strategic and reseller relationships with third parties in our industry, any consolidation involving these parties could reduce the demand for our UAP and otherwise harm our business. Any of these acquisitions could give our competitors a strategic advantage that would seriously harm our business and operating results. For additional discussion regarding our competition, including a list of current and potential competitors, please see "Business -- Competition."

IF WE ARE UNABLE TO PROPERLY MANAGE OUR GROWTH OUR OPERATING RESULTS WOULD BE HARMED.

     We have expanded our operations rapidly since our inception and expect to continue to do so. The number of our employees increased from 30 as of December 31, 1998 to 119 as of July 31, 2000. We intend to continue to expand in order to pursue existing and potential market opportunities and are in the process of hiring additional engineering, sales, marketing, support, financial and other personnel. Our planned rapid growth places a significant demand on management and financial and operational resources.

     In order to grow and achieve future success, we must:

     - expand manufacturing capacity;

     - hire, train, manage and retain qualified personnel; and

     - effectively manage an increasing number of relationships with customers, suppliers and other third parties and an increasing number of complex contracts.

     In addition, in order to accommodate continued anticipated growth and expansion we will be required to improve existing and implement new operational and financial systems, procedures and controls. We are currently in the process of implementing new accounting and financial reporting software. If we fail to successfully implement and integrate this new financial reporting and information systems with our existing systems or if we are not able to expand these systems to accommodate our growth, we may not have adequate, accurate or timely financial information. Our failure to have adequate, accurate or timely financial information would harm our business and could lead to volatility in our stock price. Further, if we are not able to install adequate systems, procedures and controls to support our future operations in an efficient and timely manner, or if we are unable to otherwise manage growth effectively, our business and reputation would suffer. We have also recently moved our principal offices to San Jose. This move has and may continue to require a significant portion of our resources and could result in short term expenses and diversion of attention which could harm our operating results.

IF WE ARE UNABLE TO HIRE AND RETAIN TECHNICAL, SALES AND MARKETING AND OPERATIONAL PERSONNEL, OUR BUSINESS COULD BE HARMED.

     We intend to continue to hire a significant number of additional personnel, including engineering, sales, marketing, support and other personnel. In addition, we are currently seeking to hire a chief financial officer, a vice president of operations and a vice president of marketing. Our ability to continue to attract and retain highly skilled personnel is a critical factor in determining whether we will be successful in the future. Competition for these individuals is intense, especially in the San Francisco Bay Area where we are located. In particular, we have experienced difficulty in hiring hardware, software, system, test and field systems engineers. We may fail to attract, assimilate, or retain qualified personnel to fulfill our current or future needs. If we so fail, our business could be seriously harmed.

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

WE RELY ON THE SERVICES OF OUR KEY PERSONNEL, WHOSE KNOWLEDGE OF OUR BUSINESS AND TECHNICAL EXPERTISE WOULD BE DIFFICULT TO REPLACE.

     Our future success depends on our senior management and other key employees effectively working together and successfully integrating new members. The loss of one or more of our executive officers, particularly the loss of our president and chief executive officer, Charles Kenmore, or other key personnel could seriously harm our business and operating results. Any of our officers or key personnel can quit at any time, and we cannot prevent them from joining our competitors or otherwise competing with us. We do not maintain key life insurance for any of our key employees. If we lose any of our key technical and senior management personnel, our business could be harmed.

OUR ABILITY TO OPERATE AND GROW OUR BUSINESS MAY BE HARMED IF WE ARE UNABLE TO DEVELOP AND MAINTAIN STRATEGIC RELATIONSHIPS WITH THIRD PARTIES.

     Our success depends on our ability to develop additional and maintain current strategic relationships. For example, it is important that we continue to use our value added reseller relationship with ADC Telecommunications to support our sales operations. In addition, we intend to rely on current and future third-party relationships to expand the capacity and capabilities of our engineering team. We currently depend on our relationship with Trigon and Snow City to provide us with many of our contract engineers and if either of these relationships are disrupted for any reason we may incur unexpected expenses related to the resulting loss of personnel. Further, we rely on third-party relationships to provide product development services and we could be forced to delay the launch of new products or features if any such relationships are disrupted or terminated. We anticipate that we may be particularly reliant upon our strategic relationships to grow our international operations both in terms of engineering personnel and sales efforts.

     The amount and timing of resources which our strategic partners devote to our business is not within our control and our strategic partners may not perform their obligations on a timely basis or as expected. In the event that any strategic partner breaches or terminates its relationship with us, we may not be able to sustain or grow our business. We may also not be able to maintain our current strategic relationships or develop new ones when needed, or at all.

OUR UNIVERSAL ACCESS PLATFORM IS OUR ONLY PRODUCT, AND CONSEQUENTLY WE HAVE RELIED AND EXPECT TO CONTINUE TO RELY ON SALES OF THIS PRODUCT FOR OUR REVENUE, AND A DECLINE IN SALES OF THIS PRODUCT WOULD CAUSE OUR REVENUE TO FALL.

     Historically, we have derived all of our revenue from sales of our UAP. We expect that this product will continue to account for substantially all of our total revenue for at least the next two fiscal years. Any factors negatively impacting the pricing of or demand for our UAP, including competition or technological change, would cause our revenue to decline and our business to suffer.

IF WE DO NOT SUBSTANTIALLY EXPAND OUR DIRECT SALES OPERATIONS, AS WELL AS OUR CUSTOMER SERVICE AND SUPPORT ORGANIZATION, WE WILL NOT BE ABLE TO ACHIEVE BRAND AWARENESS FOR OUR UNIVERSAL ACCESS PLATFORM AND GENERATE ADDITIONAL SALES.

     Our Universal Access Platform is highly technical in nature and therefore requires a sophisticated sales effort targeted at several key people within each of our prospective end users' organizations. We have recently created and are continuing to expand our direct sales force. We hired our vice president of sales, Stephen Gill, in September 1999 and as of July 31, 2000 we had only 11 sales personnel. As a result, we have only limited experience in conducting direct sales. We plan to hire additional qualified sales personnel and system and consulting engineers. We might not be able to hire the kind and number of sales personnel and field system and consulting engineers we need. Further, because our sales force is relatively new and has not had significant experience selling our UAP, our direct sales efforts may not be successful.

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

     In addition, the complex nature of our UAP necessitates highly trained customer service and support personnel. We currently have a small customer service and support organization, as of July 31, 2000 we employed only six such personnel, and we will need to increase our staff significantly to support new end users and the expanding needs of existing end users. Hiring customer service and support personnel is very competitive in our industry due to the limited number of people available with the necessary technical skills. If we are unable to expand our customer service and support organization, our reputation may suffer and sales of our UAP may decline.

IF OUR UNIVERSAL ACCESS PLATFORM DOES NOT INTEROPERATE WITH OUR END USERS' NETWORKS, INSTALLATIONS MAY BE DELAYED OR CANCELLED WHICH WOULD HARM OUR BUSINESS.

     Our UAP is designed to interface with our end users' existing networks, each of which has different specifications and utilizes multiple protocol standards. Many of our end users' networks contain multiple generations of products that have been added over time as these networks have grown and evolved. Our UAP must interoperate with all of the products within these networks as well as future products in order to meet our end users' requirements. If we find errors in the existing software used in our end users' networks, we may need to modify our Universal Access Platform to fix or overcome these errors so that our product will interoperate and scale with the existing software and hardware. If our product does not interoperate with our end users' networks, installations could be delayed and orders for our UAP could be cancelled. This would negatively impact our reputation, which could harm our business and prospects.

BECAUSE OUR UNIVERSAL ACCESS PLATFORM IS COMPLEX AND IS DEPLOYED IN COMPLEX ENVIRONMENTS, IT MAY HAVE ERRORS OR DEFECTS THAT WE FIND ONLY AFTER FULL DEPLOYMENT, WHICH COULD SERIOUSLY HARM OUR BUSINESS. WE MAY ALSO FACE POSSIBLE PRODUCT LIABILITY CLAIMS AND DAMAGE TO OUR REPUTATION.

     Our Universal Access Platform is highly complex and designed to be deployed in very large and complex networks. Although we thoroughly test our UAP, because of the nature of the product, it can only be fully tested when deployed in very large networks with high amounts of traffic. Because of our short operating history, our UAP has not yet been deployed broadly. Consequently, our end users may discover errors or defects in our UAP after it has been fully deployed. In addition, introduction of new product features, including our recently announced voice gateway capabilities, could contain defects some of which may not be detected until they are deployed. Further, our end users may use our products in conjunction with products from other vendors. As a result, when problems occur, it may be difficult to identify the source of the problem. Any defects or errors in our UAP discovered in the future, or failures of our end users' networks, whether caused by our product or another vendors' products, could result in:

     - loss of, or delay in, revenue and loss of market share;

     - loss of both end user and reseller customers;

     - negative publicity regarding us and our UAP;

     - unexpected expenses to remedy errors;

     - diversion of our development resources;

     - increased service warranty, costs and repair; and

     - increased insurance costs.

     In addition, because our UAP is designed to provide critical communications services, we may be subject to significant liability claims. Our agreements with customers typically contain provisions intended to limit our exposure to liability claims. However, these limitations may not preclude all potential claims resulting from a defect in our UAP. Our existing product liability insurance may not be sufficient to cover us against all possible liability. Liability claims could also require us to spend
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

significant time and money in litigation or to pay significant damages. As a result, any such claims, whether or not successful, could seriously damage our reputation and cause our revenue to decline and our expenses to increase.

WE HAVE NO SIGNIFICANT EXPERIENCE OPERATING IN INTERNATIONAL MARKETS AND WE MAY NOT BE ABLE TO SUCCESSFULLY ESTABLISH AND MANAGE OUR INTERNATIONAL OPERATIONS.

     We intend to expand our international operations and enter new markets. This expansion will require significant management attention and financial resources and we may be delayed in our plans to enter international markets. We are currently developing and manufacturing our international product platform. As a result, we have no experience in marketing and distributing our product internationally and in developing versions of our Universal Access Platform that comply with local standards. If we fail to release our international platform as planned our business and operating results could be seriously harmed.

     In addition, our international operations will be subject to inherent risks, including:

     - difficulties and costs of staffing and managing foreign operations;

     - certification requirements;

     - longer sales cycles;

     - expenses associated with customizing products for foreign countries;

     - dependence on local vendors;

     - additional complexity of establishing and maintaining strategic relationships with international partners;

     - protectionist laws and business practices that favor local competition;

     - reduced protection for intellectual property rights in some countries;

     - difficulties associated with enforcing agreements through foreign legal systems;

     - greater difficulty in collecting accounts receivable;

     - fluctuations in currency exchange rates;

     - difficulty in monitoring and complying with numerous and diverse regulatory requirements;

     - the impact of recessions in economies outside the United States;

     - political and economic instability;

     - import or export licensing requirements; and

     - potential adverse tax consequences.

OUR BUSINESS WILL BE ADVERSELY AFFECTED IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS FROM THIRD-PARTY CHALLENGES OR TO SUCCESSFULLY DEFEND AGAINST POSSIBLE INFRINGEMENT CLAIMS.

     We rely on a combination of trade secret, copyright and trademark laws, and contractual restrictions on disclosure to protect our intellectual property rights. We enter into confidentiality or license agreements with our employees, consultants and corporate partners, and control access to and distribution of our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, existing trade secret, copyright and trademark laws afford only limited protection and unauthorized parties may attempt to copy or otherwise obtain and use our product or technology. Monitoring unauthorized use of our UAP is difficult and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries

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

where the laws may not protect our proprietary rights as fully as in the United States. To date we have filed only one patent application. We cannot assure you that this pending patent application will result in the issuance of the patent. Further, even if issued, the resulting patent may not provide us with any competitive advantage.

     Although we have never been involved in any intellectual property litigation, we may be a party to litigation in the future to protect our intellectual property or as a result of an alleged infringement of others' intellectual property. Claims for alleged infringement and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidation of our proprietary rights. Our liability for damages may also arise from the indemnity we provide to our customers against any claims based upon our intellectual property. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation could also force us to do one or more of the following:

     - stop selling, incorporating or using our products that use the challenged intellectual property;

     - obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; or

     - redesign those products that use such technology.

     If we are forced to take any of the foregoing actions, our business may be seriously harmed. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. For more information concerning our intellectual property rights, see "Business -- Intellectual Property."

WE MAY INVEST A SIGNIFICANT AMOUNT OF OUR RESOURCES TO DEVELOP, MARKET AND SELL OUR UNIVERSAL ACCESS PLATFORM AND MAY NOT REALIZE ANY RETURN ON THIS INVESTMENT.

     We plan to invest a significant amount of our resources to develop, market and sell our Universal Access Platform. Accordingly, our success will depend on our ability to generate sufficient revenue from sales of our UAP to offset the expenses associated with developing, marketing and selling them. There are many risks that we face in doing so. We may expend funds for the development of new products or product enhancements which fail to operate properly, or otherwise fail to achieve market acceptance. In addition, the rapidly changing technological environment in which we operate can require the frequent introduction of new products, resulting in short product lifecycles. Accordingly, if our UAP does not quickly achieve market acceptance, it may become obsolete before we have generated enough revenue from sales of it to realize a sufficient return on our investment.

     As a result, we may incur significant expenses and losses due to lack of customer demand, unusable purchased components for our UAP and the diversion of our engineers from future product development efforts. If we incur substantial development, sales, marketing and inventory expenses that we are not able to recover, and we are not able to compensate for these expenses, our operating results would be negatively impacted.

ANY ACQUISITIONS WE MAKE COULD DISRUPT OUR BUSINESS AND HARM OUR OPERATING RESULTS.

     We may acquire or make investments in complementary companies, products or technologies. We intend to enter into joint venture arrangements with other companies to jointly develop new features for our Universal Access Platform and to rely on the position of select partners in international markets to market and sell our UAP. In the event of any such investments, acquisitions, or joint ventures, we could:

     - issue stock that would dilute our current stockholders' percentage ownership;

     - incur debt;

     - assume liabilities;

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

     - incur amortization expenses related to goodwill and other tangible assets; or

     - incur large and immediate write-offs.

     These acquisitions or joint ventures also involve numerous risks, including:

     - problems combining the purchased operations, technologies or products with ours;

     - unanticipated costs;

     - diversion of management's attention from our core business;

     - adverse effects on existing business relationships with suppliers and customers;

     - potential loss of key employees, particularly those of the acquired organizations; and

     - reliance to our disadvantage on the judgment and decisions of third parties and our lack of control over the operations of a joint venture.

     Any acquisition or joint venture may cause our financial results to suffer as a result of these risks.

                 RISKS RELATED TO THE BROADBAND ACCESS INDUSTRY

SALES OF OUR UNIVERSAL ACCESS PLATFORM DEPEND ON THE WIDESPREAD ADOPTION OF VOICE AND DATA ACCESS SERVICES AND IF THE DEMAND FOR MULTISERVICE BROADBAND ACCESS SERVICES DOES NOT DEVELOP, THEN OUR BUSINESS WOULD BE SERIOUSLY HARMED.

     Our business would be seriously harmed if the demand for voice and data access services does not increase as rapidly as we anticipate, or if our end users' multiservice broadband access service offerings are not well received in the marketplace. Select critical factors will likely continue to affect the development of the multiservice broadband access services market. These factors include:

     - the development of a viable business model for multiservice broadband access services, including the capability to market, sell, install and maintain these services;

     - the extent that service providers are unable to deploy broadband access using a digital subscriber line due to delays or other difficulties in gaining access to the copper-pair infrastructure, which is the communication network constructed over the past 100 years for the transmission of voice calls, from incumbent local exchange carriers;

     - cost constraints, such as installation, space and power requirements at service provider facilities;

     - ability to interoperate with equipment from multiple vendors in service provider networks;

     - evolving industry standards for digital subscriber line, T1 and other transmission technologies;

     - varying and uncertain conditions of the copper-pair infrastructure, including size and length, electrical interference, and crossover interference with voice and data telecommunications services; and

     - domestic and foreign government regulation.

     Even if these factors are adequately addressed, the market for multiservice broadband access services may fail to develop or may develop more slowly than anticipated. This could happen for a number of reasons. For instance, if our end users, particularly competitive local exchange carriers, fail to obtain sufficient capital, personnel and other resources to operate and grow their business or fail to execute their business plans, our market may fail to develop or may develop more slowly than anticipated.

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BECAUSE WE CURRENTLY PRIMARILY SELL OUR UNIVERSAL ACCESS PLATFORM TO COMPETITIVE
LOCAL EXCHANGE CARRIERS, WE RELY UPON THE CONTINUED EXPANSION OF THE COMPETITIVE LOCAL EXCHANGE CARRIER MARKET. IF THIS EXPANSION DOES NOT OCCUR WE MAY BE UNABLE TO GROW OUR SALES.

     Substantially all of our end users to date have been competitive local exchange carriers. The market for the services provided by competitive local exchange carriers has only begun to emerge recently, and many of these service providers are still building their infrastructure and rolling out their services. These competitive local exchange carriers require substantial capital for the development, construction and expansion of their networks and the introduction of their services. Financing may not be available to emerging competitive local exchange carriers on favorable terms, if at all. The inability of our current or potential end users to acquire and keep customers, to successfully raise needed funds, to obtain requisite space at an incumbent local exchange carrier's facility, or to respond to any other trends such as price reductions for their services or diminished demand for telecommunications services generally, could adversely affect their operating results or cause them to reduce their capital spending programs. If our end users are forced to defer or curtail their capital spending programs, our sales would be adversely affected. In addition, many of the industries in which competitive local exchange carriers operate have recently experienced consolidation. If any of our end users are acquired by one of the traditional telecommunications companies, or incumbent local exchange carriers, our sales to this end user would be reduced or eliminated as our UAP is not currently certified for use at an incumbent local exchange carrier's facilities. The loss of one or more of our end users, through industry consolidation or otherwise, could eliminate our sales to this customer and consequently seriously harm our business.

IF WE FAIL TO COMPLY WITH REGULATIONS AND EVOLVING INDUSTRY STANDARDS, SALES OF OUR EXISTING AND FUTURE PRODUCTS COULD BE NEGATIVELY IMPACTED.

     The markets for our Universal Access Platform are characterized by a significant number of communications regulations and standards, some of which are evolving as new technologies are deployed. We are currently subject to safety regulations promulgated by both the Federal Communications Commission, or FCC, and Underwriters Laboratories, a not-for-profit private organization which provides product safety and quality certification. While we believe that our UAP complies with all current governmental laws, regulations and standards, we cannot assure you that we will be able to continue to design our products to comply with all necessary requirements in the future. In addition, both our end user and reseller customers may require our UAP to comply with various standards, including those established by Telcordia Technologies, Inc., a communications software and solutions provider, or proprietary standards promoted by our competitors. Our key competitors may establish proprietary standards which they do not make available to us. As a result, we may not be able to achieve interoperability with their products. Internationally, we may also be required to comply with standards established by telecommunications authorities in various countries as well as with recommendations of the International Telecommunication Union.

     Our customers, both end users and resellers, may also require, or we may otherwise deem it necessary or advisable, that we modify our Universal Access Platform to address actual or anticipated changes in the regulatory environment. Failure of our UAP to comply, or delays in compliance, with the various existing, anticipated, and evolving industry regulations and standards could negatively impact sales of our existing and future products. Moreover, the enactment of new laws or regulations, changes in the interpretation of existing laws or regulations or a reversal of the trend toward deregulation in the telecommunications industry, could have a material adverse effect on our end users, and thereby seriously harm our business.

OUR END USERS ARE SUBJECT TO GOVERNMENT REGULATION, AND CHANGES IN CURRENT OR FUTURE LAWS OR REGULATIONS THAT NEGATIVELY IMPACT OUR END USERS COULD SERIOUSLY HARM OUR BUSINESS.

     The jurisdiction of the FCC extends to the entire communications industry, including our end users. Future FCC regulations affecting the broadband access industry, our end users, or their service offerings, may seriously harm our business. For example, FCC regulatory policies that affect the availability of data and Internet services may impede our end users' penetration into some markets or affect the prices that they are able to charge. In addition, international regulatory bodies are beginning to adopt standards and regulations for the broadband access industry. These domestic and foreign standards and regulations address various aspects of Internet use, including issues relating to liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation, consumer protection, security of data, access by law enforcement, as well as intellectual property ownership, obscenity and libel. Resulting standards and regulations, or judgments in favor of plaintiffs in lawsuits against service providers, e-commerce and other Internet companies, could harm the development of e-commerce and other uses of the Internet. This, in turn, could directly or indirectly materially impact the broadband telecommunications and data industry in which our end users operate. To the extent our end users are adversely affected by laws or regulations regarding their business, products or service offerings, this could seriously harm our business.

TELECOMMUNICATIONS COMPANIES ARE AFFECTED BY SEASONALITY WHICH COULD CAUSE OUR STOCK PRICE TO DECLINE.

     Telecommunications companies frequently experience seasonality in the sales of their products. For example, in connection with international sales, sales may decline during summer months, particularly in European markets. Sales may be lower in the first fiscal quarter and higher in the fourth fiscal quarter due to patterns in the capital budgeting and purchasing cycles of end users. These seasonal variations in sales may lead to fluctuations in our quarterly operating results which could cause our stock price to decline.

                         RISKS RELATED TO THIS OFFERING

WE ARE AT RISK OF SECURITIES CLASS ACTION LITIGATION DUE TO OUR EXPECTED STOCK PRICE VOLATILITY.

     In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially acute for us because technology companies have experienced greater than average stock price volatility in recent years and, as a result, have been subject to, on average, a greater number of securities class action claims than companies in other industries. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources, and could seriously harm our business and operating results.

SUBSTANTIAL SALES OF OUR COMMON STOCK COULD DEPRESS OUR STOCK PRICE.

     If our stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could fall. Based on shares outstanding as of June 30, 2000, upon completion of
this offering, we will have outstanding           shares of common stock. Upon
completion of this offering,        shares of common stock, including the
          shares being sold in this offering will be eligible for sale in the public market immediately, unless purchased by our affiliates. Our stockholders will be subject to agreements with the underwriters or us that restrict their ability to transfer their stock for 180 days from the date of this prospectus.
After these agreements expire, an additional           shares will be eligible
for sale in the public market.

SOME OF OUR EXISTING STOCKHOLDERS WILL BE ABLE TO EXERCISE SIGNIFICANT CONTROL OVER ALL MATTERS REQUIRING STOCKHOLDER APPROVAL.

     On completion of this offering, executive officers, directors and their affiliates and 5% stockholders will beneficially own, in the aggregate,
approximately    % of our outstanding common stock. As a result, these
stockholders, if they act together, will be able to exercise significant control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which may have the effect of delaying or preventing a third party from acquiring control over us even if our other stockholders believe that it is desirable.

PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW MAY DELAY OR PREVENT AN ACQUISITION OF OUR COMPANY.

     Our certificate of incorporation and bylaws contain provisions which could make it harder for a third party to acquire us or discourage a third party from attempting to acquire us, including:

     - the elimination of the ability of our stockholders to act by written consent;

     - the institution of a staggered board;

     - the elimination of the ability of our stockholders to call a special meeting;

     - the authorization of our board of directors to issue and determine the terms of shares of undesignated preferred stock without a vote of our stockholders;

     - providing that directors may be removed solely for cause and only according to a supermajority stockholder vote; and

     - providing that these provisions may only be amended by a supermajority vote of our stockholders.

For more information regarding the anti-takeover effects of our charter and bylaws and of Delaware Law, please see "Description of Capital
Stock -- Anti-Takeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Delaware Law."

INVESTORS IN THE OFFERING WILL EXPERIENCE IMMEDIATE DILUTION.

     The initial public offering price will be substantially higher than the book value per share of our outstanding common stock immediately after this offering. Accordingly, if you purchase common stock in this offering, you will
contribute    % of our capital but will only own    % of the shares outstanding.
The amount of this dilution in net tangible book value, based on an assumed per
share offering price of $     , will be $     per share. In addition, we have
issued options and warrants to acquire shares of common stock at prices significantly below the initial public offering price and have additional shares reserved under our 2000 Directors' Stock Option Plan, 2000 Employee Stock Purchase Plan and 2000 Equity Incentive Plan, which will automatically increase without stockholder approval. To the extent these shares are ultimately issued, there will be further dilution to investors in this offering. See "Dilution" for a more detailed description of how new stockholders will incur dilution.

OUR MANAGEMENT MAY INVEST OR SPEND THE PROCEEDS OF THIS OFFERING IN WAYS WITH WHICH YOU MAY NOT AGREE AND IN WAYS THAT MAY NOT YIELD A FAVORABLE RETURN.

     Our management will retain broad discretion over the use of proceeds in this offering. Our management may use the proceeds from this offering in ways with which you may not agree. We cannot predict that the proceeds will be invested to yield a favorable return. See "Use of Proceeds" for how we generally intend to use the proceeds from this offering.

IF WE ARE NOT ABLE TO OBTAIN ADDITIONAL CAPITAL TO FUND OUR OPERATIONS WHEN NEEDED, OUR ABILITY TO EFFECTIVELY OPERATE AND GROW OUR BUSINESS WILL BE LIMITED.

     We believe that proceeds from this offering, together with our existing capital resources, will be sufficient to meet our capital requirements for at least the next 12 months. However, our capital requirements depend on several factors, including:

     - the rate of market acceptance of our UAP;

     - competitive pressures in our industry;

     - our ability to expand our client base;

     - the growth of our research and development and sales and marketing organizations; and

     - our acquisition of or investment in other technologies, products or businesses.

If capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated. Additional financing may not be available when needed on terms favorable to us or at all. If adequate funds are not available or are not on acceptable terms, we may be unable to expand our business, develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures.

IF WE ARE REQUIRED TO RAISE ADDITIONAL CAPITAL, OUR EXISTING STOCKHOLDERS MAY BE HARMED.

     We may be required to raise additional capital through the issuance of stock, debt or a combination of the two. If additional funds are raised through the issuance of equity securities, the percentage ownership of our stockholders will be reduced. In addition, these newly issued equity securities may have rights, preferences or privileges senior to those of the existing holders of our common stock. If additional funds are raised through the issuance of debt securities, these securities would have the rights, preferences and privileges senior to those of the existing holders of our common stock and the terms of such debt could impose restrictions on our operations.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks" and "estimates," and variations of these words and similar expressions, are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties include those described in "Risk Factors" and elsewhere in this prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS

     The net proceeds to us from the sale of the shares being offered by us
hereby at an assumed public offering price of $     per share are estimated to
be $          , or $          if the underwriters' over-allotment option is
exercised in full, after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds of this offering for general corporate purposes, including working capital and other capital expenditures. In addition, we may use a portion of the net proceeds to acquire complementary technologies or businesses. However, we currently have no commitments or agreements to engage in such a transaction. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in interest-bearing, investment grade securities.

                                DIVIDEND POLICY

     We have never declared or paid cash dividends on our capital stock. In addition, the terms of our loan and security agreement restrict our ability to pay dividends. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of June 30, 2000:

     - on an actual basis;

     - on a pro forma basis to reflect the automatic conversion of all outstanding shares of preferred stock into shares of common stock upon the closing of this offering and the exercise of a warrant to purchase 15,000 shares of common stock; and

     - on a pro forma as adjusted basis to give effect to this automatic conversion and warrant exercise and the receipt of the net proceeds from
       the sale by us of        shares of common stock at an assumed initial
       public offering price of $       , after deducting underwriting discounts
       and estimated offering expenses payable by us.

                                                                  JUNE 30, 2000
                                                       ------------------------------------
                                                                      PRO        PRO FORMA
                                                        ACTUAL       FORMA      AS ADJUSTED
                                                       --------    ---------    -----------
                                                                  (in thousands)
                                                                   (unaudited)
Note payable, net of current portion.................  $    854    $    854      $
                                                       --------    --------      --------
Mandatorily redeemable convertible preferred stock,
  $0.0001 par value, 31,848 shares authorized actual
  and pro forma, 31,543 shares issued and
  outstanding, actual; no shares authorized, pro
  forma as adjusted, no shares issued and
  outstanding, pro forma and pro forma as adjusted...   112,945          --
                                                       --------    --------      --------
Stockholders' equity (deficit):
  Preferred stock, $0.0001 par value, no shares
     authorized, issued or outstanding actual and pro
     forma; 10,000 shares authorized, pro forma as
     adjusted no shares issued or outstanding, pro
     forma as adjusted...............................        --          --            --
  Common Stock: $0.0001 par value, 55,000 shares
     authorized, actual, 16,104 shares issued and
     outstanding actual; 47,662 shares issued and
     outstanding, pro forma; 200,000 shares
     authorized pro forma and pro forma as adjusted,
               shares issued and outstanding, pro
     forma as adjusted...............................         2           5
Additional paid-in capital...........................     7,544     120,504
Receivables from stockholders........................       (60)        (60)
Deferred stock-based compensation....................   (15,335)    (15,335)
Accumulated deficit..................................   (27,064)    (27,064)
                                                       --------    --------      --------
     Total stockholders' equity (deficit)............   (34,913)     78,050
                                                       --------    --------      --------
     Total capitalization............................  $ 78,886    $ 78,904      $
                                                       ========    ========      ========

     This table excludes the following shares:

     - 2,361,271 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2000 at a weighted average exercise price of $1.57 per share;

     - 140,000 shares of common stock issuable upon exercise of stock options granted between June 30, 2000 and July 31, 2000 at a weighted average exercise price of $5.50 per share; and

     - a total of 10,786,326 shares available for future issuance under our various stock plans as of July 31, 2000, excluding the annual increases in the number of shares authorized under each of our plans beginning January 1, 2001.

     The above table below should be read in conjunction with the sections of this prospectus entitled "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements included in this prospectus.

                                    DILUTION

     Our pro forma net tangible book value as of June 30, 2000 was approximately
$       million or $     per share of common stock. "Net tangible book value"
per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after the completion of this offering. After
giving effect to the sale of the        shares of common stock offered by us at
an assumed initial public offering price of $     per share, and after deducting
the underwriting discount and estimated offering expenses payable by us, our pro
forma net tangible book value at June 30, 2000 would have been $          or
approximately $     per share of common stock. This represents an immediate
increase in net tangible book value of $     per share to existing stockholders
and an immediate dilution of $     per share to new investors of common stock.
The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share.............              $
  Pro forma net tangible book value per share before this
     offering...............................................  $
  Increase per share attributable to new investors..........
                                                              --------
Pro forma net tangible book value per share after this
  offering..................................................
                                                                          --------
Dilution per share to new investors.........................              $
                                                                          ========

     The following table summarizes on a pro forma basis, as of June 30, 2000, after giving effect to the conversion of all outstanding shares of preferred stock into common stock and exercise of an outstanding warrant, the differences between the existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders and by new investors, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering
price of $     per share.

                                    SHARES PURCHASED      TOTAL CONSIDERATION
                                  --------------------   ---------------------   AVERAGE PRICE
                                    NUMBER     PERCENT     AMOUNT      PERCENT     PER SHARE
                                  ----------   -------   -----------   -------   -------------
Existing stockholders...........  47,661,304         %   $96,868,595         %       $2.03
New investors...................
                                  ----------    -----    -----------    -----
  Totals........................                100.0%   $              100.0%       $
                                  ==========    =====    ===========    =====

     In the event that we issue additional shares in the future, purchasers of common stock in this offering will experience further dilution. As of July 31, 2000, there were 2,501,271 additional shares of common stock available for issuance upon exercise of outstanding stock options at a weighted average exercise price of $1.79 per share. As of July 31, 2000 there were 10,786,326 shares reserved for issuance under various stock plans, excluding the annual increases in the number of shares authorized under each of our plans beginning January 1, 2001.

     Assuming the exercise in full of all outstanding options, our pro forma as
adjusted net tangible book value as of June 30, 2000 would have been $     per
share, representing an immediate increase in net tangible book value of
$     per share to our existing stockholders, and an immediate decrease in net
tangible book value of $     per share to the new investors.

                            SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the notes thereto included elsewhere in this prospectus. We were incorporated in January 1998. The pro forma share amounts in the statement of operations data reflect the assumed conversion of our preferred stock into common stock.

     The statement of operations data for the period from January 28, 1998 (inception) to December 31, 1998 and the year ended December 31, 1999, and the balance sheet data for December 31, 1998 and 1999 have been derived from our audited financial statements appearing elsewhere in this prospectus. The statement of operations data for the six month period ended June 30, 1999 and 2000 and balance sheet data as of June 30, 2000 are derived from our unaudited financial statements appearing elsewhere in this prospectus. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations. The historical results are not necessarily indicative of results to be expected for any future period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                         JANUARY 28,                     SIX MONTH PERIOD
                                                             1998                              ENDED
                                                        (INCEPTION) TO    YEAR ENDED    -------------------
                                                         DECEMBER 31,    DECEMBER 31,   JUNE 30,   JUNE 30,
                                                             1998            1999         1999       2000
                                                        --------------   ------------   --------   --------
                                                                                            (unaudited)
                                                               (in thousands except per share data)
STATEMENT OF OPERATIONS DATA
Revenue...............................................     $    --         $  1,248     $   101    $  8,329
Cost of revenue (including stock-based compensation of
  $0, $16, $1 and $82 for the periods ended December
  31, 1998 and 1999 and June 30, 1999 and 2000,
  respectively).......................................          --              837         116       4,042
                                                           -------         --------     -------    --------
  Gross profit (loss).................................          --              411         (15)      4,287
Operating expenses:
  Research and development (excluding stock-based
    compensation of $0, $454, $105 and $1,885 for the
    periods ended December 31, 1998 and 1999 and June
    30, 1999 and 2000, respectively)..................       2,214            7,494       2,937       7,328
  Sales and marketing (excluding stock-based
    compensation of $0, $516, $52 and $1,598 for the
    periods ended December 31, 1998 and 1999 and June
    30, 1999 and 2000, respectively)..................         150            1,909         506       2,477
  General and administrative (excluding stock-based
    compensation of $0, $1,285, $39 and $2,471 for the
    periods ended December 31, 1998 and 1999 and June
    30, 1999 and 2000, respectively)..................         466            1,626         768       1,950
  Stock-based compensation............................          --            2,255         196       5,954
                                                           -------         --------     -------    --------
         Total operating expenses.....................       2,830           13,284       4,707      17,709
                                                           -------         --------     -------    --------
Loss from operations..................................      (2,830)         (12,873)     (4,422)    (13,422)
Interest and other income, net........................          31              733         272       1,297
                                                           -------         --------     -------    --------
    Net loss..........................................     $(2,799)        $(12,140)    $(4,150)   $(12,125)
                                                           -------         --------     -------    --------
Accretion of mandatorily redeemable convertible
  preferred stock.....................................          --           (3,227)       (102)    (13,700)
                                                           -------         --------     -------    --------
Net loss attributable to common stockholders..........      (2,799)         (15,367)     (4,252)    (25,825)
                                                           -------         --------     -------    --------

                                                         JANUARY 28,                     SIX MONTH PERIOD
                                                             1998                              ENDED
                                                        (INCEPTION) TO    YEAR ENDED    -------------------
                                                         DECEMBER 31,    DECEMBER 31,   JUNE 30,   JUNE 30,
                                                             1998            1999         1999       2000
                                                        --------------   ------------   --------   --------
                                                                                            (unaudited)
                                                               (in thousands except per share data)
Net loss per share attributable to common
  stockholders -- basic and diluted...................     $ (1.65)        $  (3.34)    $ (1.18)   $  (3.58)
Weighted average shares used to compute net loss per
  share attributable to common stockholders -- basic
  and diluted.........................................       1,696            4,601       3,613       7,211
Pro forma net loss per share attributable to common
  stockholders -- basic and diluted (unaudited).......                     $  (0.42)               $  (0.33)
Weighted average shares used to compute net loss per
  share attributable to common stockholders -- basic
  and diluted (unaudited).............................                       28,787                  36,646

                                                                AS OF DECEMBER
                                                                      31,               AS OF
                                                              -------------------     JUNE 30,
                                                               1998        1999         2000
                                                              -------    --------    -----------
                                                                        (in thousands)
                                                                                     (unaudited)
BALANCE SHEET DATA
Cash, cash equivalents and short-term investments...........  $ 1,716    $ 13,787     $ 78,629
Working capital.............................................    1,334      13,206       76,006
Total assets................................................    2,363      16,788       84,794
Mandatorily redeemable convertible preferred stock..........    4,656      29,896      112,945
Total stockholders' deficit.................................   (2,675)    (15,513)     (34,913)

     See note 2 of the notes to our financial statements for an explanation of the determination of the number of weighted average shares used in computing per share data.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Financial Data" and our financial statements and related notes included elsewhere in this prospectus.

OVERVIEW

     We develop, market and sell a comprehensive network access platform that enables telecommunications service providers to rapidly and cost-effectively deliver integrated voice and data services over a single access network. Our Universal Access Platform, or UAP, is comprised of a chassis, service and line cards and network management and service delivery software.

     From inception in January 1998 through December 1999, our operating activities consisted primarily of building a research and development organization and our management team. We did not recognize any revenue until May 1999, and we did not commence volume shipment until the fourth quarter of 1999 when we recognized $1.0 million in revenue. Since inception, we have incurred significant losses and as of June 30, 2000, we had an accumulated deficit of $27.1 million. We have not achieved profitability on a quarterly or annual basis. We expect to incur significant research and development, technology, sales and marketing, and general and administrative expenses in the future and, as a result, we will need to generate significantly higher revenue to achieve and maintain profitability.

     To date, we have derived substantially all of our revenue from sales of our UAP and we believe that sales of our UAP will continue to account for substantially all of our revenue for the foreseeable future. In the future, we expect to derive additional revenue from the ongoing sale of service cards to our end users as they desire to increase their services and expand their platform configuration. We also intend to provide maintenance services to our new and existing end users. End users will have a choice of the level of service that we provide. The service levels will range from telephone technical support during normal business hours to full on-site coverage including software upgrades. We expect the services to be priced based on a percent of the list price and level of service.

     We recognize revenue at the time our products are shipped, provided that a purchase order has been received, collectibility is deemed probable and significant post-delivery obligations, if any, have been fulfilled. Currently, all of our product sales provide for pricing and payment in U.S. dollars. We have generally sold our UAP at a discount off of our list price based on a variety of factors, including volume commitments, and our average sales price has ranged from $25,000 to $100,000 depending on the hardware configuration. Since we have no other products, our business and operating results are dependent on acceptance of our UAP in the broadband access market. We provide allowances for estimated sales returns and warranty costs at the time of revenue recognition. To date, our sales returns and warranty expenditures have each been less than 6% of net revenue in any quarter and our allowances have been sufficient to cover these sales returns and warranty expenditures. However, our past product return and warranty experience may not be indicative of future product return rates and warranty costs. Although we have not generated any service revenue to date, we plan to recognize service revenue ratably over the contractual period.

     To date, we have not generated any revenue from international sales. However, we recently initiated sales and marketing and distribution efforts internationally. For example, we have an arrangement with Armitel for joint production of an enhancement to our Universal Access Platform as well as the design of an international counterpart of GR-303 technology, known as V5.2. In addition, we have an agreement with Snow City, a Chinese company, which covers the development of high speed line cards which provide an interface to the backbone of the network. We also intend to hire sales and marketing personnel in each of our targeted international market segments.

     We have focused our selling efforts on competitive local exchange carriers, or CLECs. To date, substantially all of our sales have been to our value added resellers, or VARs. Our VARs are ADC Telecommunications, which in connection with its recent acquisition of Pairgain Technologies assumed our agreement with Pairgain Technologies, and Optical Solutions. Pairgain Technologies accounted for 95% of our total revenue in 1999 and accounted for 97% of our total revenue for the six months ended June 30, 2000. As a result of its acquisition of Pairgain Technologies, ADC Telecommunications holds 4.8% of our outstanding capital stock as of June 30, 2000. Any disruption of our relationship with ADC Telecommunications could seriously harm our business and operating results, although we do anticipate that sales to ADC Telecommunications will decrease in the future. Sales to AXXENT Corp., which have historically been through Pairgain Technologies, represented 31% of our total revenue for 1999 and 41% of our total revenue for the six months ended June 30, 2000. We anticipate that our operating results for a given period will continue to be dependent on a small number of customers for the foreseeable future. We plan to increase our sales force to increase the number of customers to whom we sell our UAP. As a result, we expect our direct sales to increase in absolute dollars as well as increase as a percentage of our total revenue.

     Our cost of revenue includes all costs incurred in the manufacture of our UAP including material costs, contract manufacture costs and overhead expenses associated with our manufacturing personnel. Three contract manufacturers, Flextronics International, Flash Electronics and Dynamic Details currently produce portions of our UAP. These subcontracting arrangements include material procurement and assembly. An additional manufacturer, Sanmina, performs assembly and testing of our UAP. We have some key components that are purchased from sole source suppliers for which alternative sources are unavailable or difficult to secure. In addition, lead times for some of the components we use are long. We use a rolling 12-month forecast based on anticipated product orders to determine our product requirements. In the past our cost of revenue has been affected by the limited availability and resulting increased cost of flash memory chips. The price or availability of these chips, or of our other components, may increase our cost of revenue in the future. We expect our gross margin will be affected by component and contract manufacturing costs, the sales channel through which our UAP is sold, and product configuration. In addition, new product introductions by us or our competitors and competitive pricing pressures may also affect our gross margin in the future.

     Our research and development expenses include salaries and related personnel costs, consulting costs and other costs related to the design, development and testing of our UAP. We expense our research and development costs as they are incurred. We believe that research and development is critical to our strategic objectives and we devote substantial resources to the development of new products and product features. As a result, we expect our research and development costs to increase in the future in absolute dollars but to continue to fluctuate from period to period as a percentage of our net revenue.

     Our sales and marketing expenses consist primarily of salaries and related costs of our sales and marketing organizations, sales commissions, costs of our marketing programs, including public relations, trade shows and collateral sales materials. We intend to expand our direct sales operations and to maintain our indirect sales channels in North America. In addition, we intend to significantly expand our direct sales operations and to pursue alliances internationally to expand our indirect sales channels. We expect that sales and marketing expenses will increase substantially in absolute dollars over the next year as we hire additional sales and marketing personnel, initiate additional marketing programs and establish sales offices in additional domestic and international locations but will continue to fluctuate from period to period as a percentage of our net revenue.

     General and administrative expenses consist primarily of salaries and related expenses for executive, finance and administrative personnel, costs associated with expanding our information systems and legal and professional services. We anticipate that general and administrative expenses will increase significantly in the future in absolute dollars due to expenses associated with increased staffing levels consistent with our planned growth and our operation as a public company but will continue to fluctuate from period to period as a percentage of our net revenue.

     From inception to June 30, 2000, we recorded total deferred stock-based compensation of approximately $23.6 million representing the difference between the subsequently deemed fair value of common stock and the exercise price of these options at the date of grant. Options granted are typically subject to a four year vesting period. These stock options are immediately exercisable upon grant and subject to our right to repurchase the stock at the original exercise price. Generally, our repurchase right lapses ratably over the four year vesting period. We amortized $2.3 million of deferred stock-based compensation in 1999. During the six months ended June 30, 2000, we amortized $6.0 million of deferred stock-based compensation. During the remainder of 2000 and in 2001, we expect to amortize deferred stock-based compensation as follows:

                                                 EXPECTED AMORTIZATION OF
             FISCAL QUARTER ENDING               STOCK-BASED COMPENSATION
             ---------------------               ------------------------
                                                      (in thousands)
September 30, 2000.............................           $2,795
December 31, 2000..............................            2,717
March 31, 2001.................................            2,319
June 30, 2001..................................            1,656
September 30, 2001.............................            1,242
December 31, 2001..............................            1,056

     We expect aggregate stock-based compensation amortization of $2.6 million during 2002, $904,000 during 2003 and $53,000 during 2004. The amount of stock-based compensation expense to be recorded in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited.

     In addition, we recorded accretion charges relating to the redemption feature of our preferred stock. Our net loss attributable to holders of common stock includes accretion charges to increase over time the carrying amount of our redeemable preferred stock to the amount we would be required to pay if the preferred stock were to be redeemed. We recorded $3.2 million of accretion charges in 1999. During the six months ended June 30, 2000 we recorded $13.7 million of accretion charges. As of June 16, 2000, we changed the terms of the preferred stock to limit the redemption amount to its original issue price plus 10% of its original issue price per year plus accrued dividends. Upon completion of this offering and the automatic conversion of our preferred stock we will no longer record these charges.

     As of December 31, 1999, we had approximately $12.1 million of federal and $12.1 million of state net operating loss carryforwards for tax reporting purposes available to offset future taxable income. These net operating loss carryforwards expire beginning in 2018 for federal and 2005 for state. We have not recognized any benefit from the future use of loss carryforwards for these periods or for any other period since inception because of uncertainty surrounding their realization. The amount of net operating losses that we can utilize may be limited under tax regulations in circumstances including a cumulative stock ownership change of more than 50% over a three year period. It is possible that such a change may have already occurred or could occur as a result of this offering.

     We had 119 employees as of July 31, 2000, a substantial increase from 70 as of December 31, 1999 and 30 as of December 31, 1998. This rapid growth has placed significant demands on our management and operational resources. In order to manage our growth effectively, we must implement and improve our operational systems, procedures and controls on a timely basis.

     In view of the rapidly changing nature of our business and our limited operating history, we believe that period-to-period comparisons of revenue and operating results are not necessarily meaningful and should not be relied upon as indications of future performance. Additionally, despite our sequential quarterly revenue growth during 1999, we do not believe that historical growth rates are necessarily sustainable or indicative of future growth.

RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 1999 AND 2000

     Revenue was $8.3 million for the six months ended June 30, 2000, an increase of $8.2 million from the same period in 1999. We first recognized revenue in the second quarter of 1999 when we began shipping our Universal Access Platform. All of our revenue has been from one product, our UAP.

     Cost of revenue, including stock-based compensation expenses, was $4.0 million for the six months ended June 30, 2000 resulting in a gross margin of 51% for the period. Cost of revenue was $116,000 for the six months ended June 30, 1999 and gross margin was (15%). This increase was due to our increased sales during the 2000 period.

     Research and development expenses were $7.3 million for the six months ended June 30, 2000, an increase of $4.4 million from the six months ended June 30, 1999. Approximately $2.3 million of this increase was due to an increase in the number of research and development personnel and consulting expenses and the remaining increase resulted from costs of new product development.

     Sales and marketing expenses were $2.5 million for the six months ended June 30, 2000, an increase of $2.0 million from the six months ended June 30, 1999. Approximately $1.0 million of this increase was due to the increase in the number of sales and marketing personnel, and the remaining increase resulted from travel and tradeshow expenses.

     General and administrative expenses were $2.0 million for the six months ended June 30, 2000, an increase of $1.2 million from the six months ended June 30, 1999. Approximately $450,000 of this increase was due to additional depreciation expense, rents and facility related expenses, while increased legal and professional services accounted for approximately $270,000 of the increase, with the remaining increase resulting from expensed computer equipment, supplies and personnel expenses, which were partially offset by lower recruiting and relocation expenses.

     Stock-based compensation expenses were $6.0 million, including $82,000 of stock-based compensation expense included in cost of revenue, for the six months ended June 30, 2000, an increase of $5.8 million from $197,000 for the six months ended June 30, 1999. The increase was due to the additional amortization of deferred stock-based compensation resulting from additional stock option grants.

     Interest income, net includes income from cash and short-term investments. Interest income, net of interest expense was $1.3 million for the six months ended June 30, 2000, an increase of $1.0 million from the six months ended June 30, 1999. The increase resulted from a higher invested balance due to our issuance of preferred stock in the first quarter of 2000.

PERIOD FROM JANUARY 28, 1998 (INCEPTION), TO DECEMBER 31, 1998 AND YEAR ENDED DECEMBER 31, 1999

     We began recognizing revenue in the second quarter of 1999. As a result, we did not recognize any revenue in 1998. Revenue was $1.2 million in 1999.

     Cost of revenue, including stock-based compensation expense, was $837,000 in 1999 resulting in a gross margin of 33% for the year. There was no cost of revenue in 1998.

     Research and development expenses were $7.5 million in 1999, an increase of $5.3 million from $2.2 million in 1998. Approximately $3.3 million of this increase was due to an increase in the number of research and development personnel and consulting expenses and the remaining increase resulted from costs associated with new product development.

     Sales and marketing expenses were $1.9 million in 1999, an increase of $1.8 million, from $150,000 in 1998. Approximately $757,000 of this increase was due to an increase in the number of sales and marketing personnel, and the remaining increase resulted from increased sales expenses, public relations activities, travel and entertainment and tradeshows.

     General and administrative expenses were $1.6 million in 1999, an increase of $1.2 million from $466,000 in 1998. Approximately $450,000 of this increase was due to an increase in general and administrative personnel and the remaining increase resulted from increased legal and professional services and facilities costs.

     In connection with the grant of stock options to employees at prices subsequently deemed to be below fair market value on the date of grant, we recorded stock-based compensation of approximately $2.3 million in 1999. We recorded no stock-based compensation in 1998.

     Interest income, net of interest expense, was $733,000 in 1999 and $31,000 in 1998. The increase resulted from a higher invested balance due to our issuance of preferred stock during 1999.

QUARTERLY RESULTS OF OPERATIONS

     The following table presents our operating results for each of the six quarters in the period from January 1, 1999 through June 30, 2000. The information in each of these quarters is unaudited and has been prepared on the same basis as our audited financial statements elsewhere in the prospectus. This table includes all adjustments, consisting of normal recurring adjustments, that we consider necessary to present the unaudited quarterly operating results.

                                                            QUARTER ENDED
                              --------------------------------------------------------------------------
                              MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,
                                1999        1999         1999            1999         2000        2000
                              ---------   --------   -------------   ------------   ---------   --------
                                                        (Amounts in thousands)
STATEMENT OF OPERATIONS
  DATA:
Revenue.....................   $    --    $   101       $   122        $ 1,025       $ 3,190    $ 5,139
Cost of revenue.............        --        116           183            538         1,552      2,490
                               -------    -------       -------        -------       -------    -------
Gross profit (loss).........        --        (15)          (61)           487         1,638      2,649
as a percentage of
  revenue...................        --        (15)%         (50)%           48%           51%        52%
Operating expenses:
  Research and development..   $ 1,426    $ 1,511       $ 2,066        $ 2,491       $ 3,100    $ 4,228
  Sales and marketing.......       124        382           621            782         1,029      1,448
  General and
     administrative.........       410        358           364            494           701      1,249
  Stock-based
     compensation...........        22        174           302          1,757         1,773      4,181
                               -------    -------       -------        -------       -------    -------
  Total operating
     expenses...............     1,982      2,425         3,353          5,524         6,603     11,106
                               -------    -------       -------        -------       -------    -------
Loss from operations........    (1,982)    (2,440)       (3,414)        (5,037)       (4,965)    (8,457)
Interest and other income
  (expenses), net...........        10        262           249            212           190      1,107
Net loss....................   $(1,972)   $(2,178)      $(3,165)       $(4,825)      $(4,775)   $(7,350)
                               =======    =======       =======        =======       =======    =======

Gross profit increased in each of the quarters ended December 31, 1999, March 31, 2000 and June 30, 2000 due to the increase in volume sales and changes in product configuration.

     Operating expenses increased in each of the six quarters ended June 30, 2000 primarily as a result of the addition of personnel in all parts of our organization, amortization of deferred stock-based compensation, increased legal and professional services, and increased product development expenses. All operating expenses increased quarter to quarter except that general and administrative expenses for the quarter ended June 30, 1999, decreased from the prior quarter as a result of relocation expenses recognized in the quarter ended March 31, 1999 which did not occur in other periods.

     Our quarterly operating results are likely to vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control and any of which may cause our stock price to fluctuate. The primary factors that may affect us include the demand for our UAP; the timing of sales of our UAP and the purchasing cycles of our customers. Due to the foregoing factors, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is likely that in some future quarters, our operating results may be below the expectations of public market analysts and investors. In this event, the price of our common stock may fall.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have financed our operations primarily through private placements of preferred stock totaling approximately $96 million and to a lesser extent, common stock issued to employees on exercise of stock options and equipment financing loans. We have a loan agreement which provides two separate equipment lines each totaling $750,000. As of June 30, 2000, $1.5 million had been drawn against the two equipment lines. Draw downs on each of these equipment lines are collateralized first by the equipment purchased with the funds, and second by the general assets of the corporation, excluding our intellectual property.

     Net cash used in operating activities was $2.3 million and $9.5 million for the period from inception to December 31, 1998 and in 1999, primarily attributable to net loss excluding amortization of stock-based compensation and depreciation of fixed assets. For the six months ended June 30, 2000, net cash used in operating activities was $3.8 million, attributable primarily to net loss excluding charges for stock-based compensation and depreciation and, to a lesser extent, to fund additional working capital requirements.

     The $727,000 of net cash used in investing activities in 1998 related entirely to purchases of property and equipment. Net cash used in investing activities was $9.0 million in 1999 resulting from net purchases of short-term investments of $7.6 million and $1.3 million for purchases of property and equipment. For the six months ended June 30, 2000, net cash provided by investing activities equaled $1.2 million, consisting of $3.0 million of cash related to the maturity of short-term investments offset in part by purchases of property and equipment.

     Net cash provided by financing activities was $4.8 million for the period from inception to December 31, 1998, $22.9 million in 1999, and $70.5 million in the six months ended June 30, 2000, in each case primarily attributable to the sale of preferred stock.

     From inception, we have made capital expenditures of $3.0 million to support our research and development, sales and marketing and administrative activities. We expect to spend approximately $3.6 million relating to capital expenditures for the remainder of 2000. We also anticipate that our capital expenditures will increase over the next several years as we expand our facilities and acquire equipment to support expansion of our sales and marketing and research and development activities.

     A portion of our cash may be used to acquire or invest in complementary businesses, products or technologies. From time to time, in the ordinary course of business, we may evaluate potential acquisitions of such businesses, products or technologies. We have no current plans, agreements or commitments, and are not currently engaged in any negotiations with respect to any such transaction.

     We believe that proceeds from this offering, together with our existing capital resources, will be sufficient to fund our capital requirements for at least the next 12 months. We cannot assure you that additional funding, if required, will be available to us in amounts or on terms acceptable to us. If sufficient funds are not available on acceptable terms, our ability to fund our expansion, take advantage of future opportunities, develop or enhance our services or products, or respond to competitive pressures would be significantly limited.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes a new model for accounting for derivatives and hedging activities and supercedes and amends a number of existing accounting standards. SFAS 133 requires that all derivatives be recognized in the balance sheet at their fair market value and the corresponding derivatives gains or losses be reported in the statement of operations or as a deferred item depending on the type of hedge relationship that exists with respect of such derivatives. In July 1999, the FASB issued SFAS 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement 133". SFAS 137 deferred the effective date until the quarter ending June 30, 2000. In June 2000, the FASB issued SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities -- An Amendment of FASB Statement No. 133," which deferred the effective date until the quarter ended March 31, 2001. Accordingly, the Company will adopt SFAS 133 in its quarter ending March 31, 2001. To date, the Company has not engaged in derivative or hedging activities.

     In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements" which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. In June 2000, the SEC issued SAB 101B to defer the effective date for implementation of SAB 101 until the fourth quarter of fiscal 2000. We believe that SAB 101 will not have a material effect on the financial position or results of operations of the Company.

     In April 1999, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 44 ("FIN 44"), "Accounting for Certain Transactions Involving Stock Compensation" an interpretation of APB 25, which provides clarification of the definition of employee for purpose of applying Opinion 25, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequences of various modifications to the terms of a previously fixed stock option or award and the accounting for an exchange of stock compensation in a business combination. The interpretation is effective July 1, 2000.

     In various areas, including revenue recognition and stock-based compensation, accounting standards and practices continue to evolve. The SEC is preparing to issue interpretive guidance relating to SAB 101, and the FASB continues to address revenue and other related accounting issues. We believe we are in compliance with all of the rules and related guidance as they currently exist. However, any changes to generally accepted accounting principles in these areas could affect our results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We do not currently use derivative financial instruments. We generally place our cash, cash equivalents and short-term investments in high quality corporate bonds. We do not expect any material loss from these investments and do not believe that normal movements in interest rates would have a material impact upon the carrying value of these investments. Based on these factors, we believe that our potential interest rate exposure is not material.

                                    BUSINESS

OVERVIEW

     We develop, market and sell a comprehensive network access platform that enables communication service providers to rapidly and cost-effectively deliver integrated voice and data services over a single access network. Our Universal Access Platform, or UAP, is designed to work with existing circuit-switched voice services as well as with broadband packet-based data services. Our UAP is comprised of a chassis, service and line cards and network management and service delivery software. Our access platform gives service providers the flexibility to migrate customers from separate overlay access networks to a single, integrated access network, reducing a service provider's capital and operating costs, as well as simplifying service provisioning and systems management tasks.

INDUSTRY BACKGROUND

GROWTH IN COMMUNICATIONS TRAFFIC

     In recent years, the volume of traffic on communications networks has grown significantly due to the growth of the Internet. Ryan Hankin Kent, an independent consulting firm, estimates that the total amount of Internet traffic in North America will increase from approximately 350,000 terabytes per month in 1999 to approximately 15,000,000 terabytes per month by 2003. This rapid growth in traffic volume is being driven largely by a dramatic increase in the number of users and devices conducting electronic commerce transactions, Web browsing and email. For example, International Data Corporation, or IDC, estimates that there were 239 million Internet users worldwide at the end of 1999 and anticipates that this number will increase to approximately 602 million by the end of 2003.

     The growth in communications traffic is also a result of continuing domestic and international deregulation, which is driving increased network deployment and expanded service offerings. In the United States, incumbent local exchange carriers, or ILECs, once controlled the market for communications services. With the passage of the Telecommunications Act of 1996, the number of competitive local exchange carriers, known as CLECs, has increased significantly. In Asia, Latin America and Western Europe, deregulation is also proceeding, enabling new service providers to enter the market, challenging the incumbent service providers.

     As the number of Internet users continues to grow and service offerings continue to expand, service providers have been faced with the challenge of handling higher volumes of communications traffic. To accommodate the increase in communications traffic, service providers have expanded their network capacity by installing fiber optic cable and by implementing optical technologies at the core of their network, or backbone, significantly increasing the amount of traffic that can be carried. However, the access portion of their networks, which connects enterprise networks and subscribers to the backbone, has not been expanded to keep pace with the growth in backbone capacity. These access networks, often referred to as the last mile, still consist largely of legacy systems, which were designed solely to handle individual voice, or circuit-based, connections between two endpoints in the network.

IMPACT ON ACCESS NETWORKS

     To differentiate themselves and reduce subscriber turnover in an increasingly competitive environment, service providers, which currently include ILECs and CLECs, need to quickly offer new services and deliver existing services more efficiently. Since a significant portion of service providers' revenue continues to be generated from circuit-based voice services, any modifications to a service provider's access network to accommodate expanded services cannot impact their ability to deliver toll quality voice services. To avoid impacting their revenue generating voice networks, many service providers have constructed separate overlay access networks to carry packet-based data traffic using high speed data technologies, such as a digital transmission standard known as T1 access and digital subscriber line, or DSL, and protocols such as asynchronus transfer mode, known as ATM, and frame relay. Using overlay, or parallel, access networks for data services allows data to be transmitted at high speeds while leaving the voice services of service providers' existing networks largely unaffected.

     This approach has led service providers to implement and operate multiple access networks. Each access network consists of a distinct device for accessing the service at the customer premises and a separate piece of equipment at a service provider's facility to aggregate, or multiplex, multiple subscriber lines and connect them to the backbone networks.

     Existing access network solutions consist largely of single purpose products optimized to provide one access service, such as voice, DSL, ATM or frame relay, over a particular media such as copper wire. Customer premise equipment, which is generally owned and operated by the subscriber, is used to aggregate and route traffic at the customer premises. The multiple types of equipment within the overlay access networks located at a service provider's facility, known as a central office, which are owned and operated by the service provider, are used to aggregate and route traffic before entering the backbone network. Deploying and operating multiple overlay access networks presents a number of challenges for service providers, including:

     Limited network flexibility. Both central office and customer premise equipment have been designed to perform a single function and have limited ability to be used for other purposes. Service providers who have initially focused on providing data services only are now seeking to offer voice services. In addition, service providers who have traditionally focused on providing voice services are now seeking to expand their high speed data access offerings. The limited flexibility of these service providers' installed base of single purpose equipment is impacting their ability to broaden their service offerings. For example, as service providers seek to provide voice service over DSL, they must implement additional network elements in their central offices, such as voice gateways, to enable voice services over data networks, further complicating their network architectures.

     High capital costs. Since distinct pieces of equipment are usually required at the customer premises and in the central office for each of the overlay access networks, multiple devices or network elements must be purchased for each service resulting in high capital costs. In addition, interconnecting each of these networks to the backbone network requires additional network elements, further increasing the capital costs of network implementation and expansion.

     High operating costs. Installing and operating multiple access networks requires a significant amount of physical space in a service provider's central office. For CLECs who lease space in an ILEC's central office, known as co-locating, installation and operation of multiple access networks results in a higher lease expense. Additionally, a CLEC must interconnect, or backhaul, traffic from its co-location sites to its regional central office which results in higher operating and service costs. Managing and servicing multiple access networks also requires separate network management systems, increasing the overall cost and complexity of the service provider's networks. In addition, as service providers add new products to their portfolio, maintaining and operating multiple provisioning and management systems requires additional personnel and training to maintain acceptable service levels.

     Limited ability to expand services. As service providers desire to expand their service offerings, separate expansion bays or chassis must be deployed for each service. Using overlay access networks to expand services requires large amounts of physical space because these networks are built using separate pieces of dedicated equipment. Physical space in a service provider's co-location site or central office is often limited or costly and unavailable. As a result, a service provider's ability to grow its subscriber base to thousands of customers and to provide new services is limited.

     Complex and expensive service delivery and network management. Each of the separate access networks requires its own service delivery mechanism which adds to the complexity and the time required when implementing new services for customers. When delivering a new service, service providers typically dispatch a service technician to a customer location to deploy the new access device and activate the service, known as a truck roll, which can delay service delivery and introduce significant incremental costs.

EMERGENCE OF INTEGRATED ACCESS NETWORKS

     To address the network challenges facing service providers, communications equipment companies have introduced integrated packet-based access devices to replace legacy circuit-based access devices. To transition from overlay access networks to a single integrated access network which is capable of delivering multiple services, service providers have recently begun implementing these devices. While these platforms enable voice and data services to be delivered over a single access network, they do not accommodate the circuit-switched voice networks in which service providers have invested in heavily and are reluctant to abandon.

     These access platforms generally consist of a proprietary integrated access device, or IAD, located at the customer premise and a chassis-based counterpart in a service provider's central office. The IAD packetizes voice and data traffic and transmits it using a proprietary protocol over a single integrated access network to a service provider's central office. While these access platforms are effective in establishing a single access network, they are based on a proprietary protocol and require a service provider to implement both the customer premise IAD and the central office counterpart from the same vendor. In addition, since these access platforms use a proprietary solution, they are generally not capable of handling voice and data traffic that did not originate from a compatible IAD. Unless all subscribers are transitioned to the new proprietary access platform, a service provider will still be required to operate multiple access networks to handle other traffic.

     As service providers seek to differentiate themselves in an increasingly competitive environment, the need for an integrated access network that will improve service delivery and capabilities and reduce network complexity is becoming increasingly important, driving a new set of requirements for equipment in the access network. We believe service providers seek a single integrated broadband access solution that operates in both circuit and packet based environments, from which existing voice services can easily be delivered and new data services can be added as desired, enabling them to control the migration from legacy networks to next generation access networks.

THE ANDA NETWORKS SOLUTION

     Our Universal Access Platform, or UAP, enables service providers to rapidly and cost-effectively transition from separate overlay access networks to a single, integrated access network. Our UAP is comprised of a chassis, service and line cards and network management and service delivery software which enables service providers to deliver both toll quality voice and high speed data services over a single integrated access network. Because our UAP is designed to work with existing narrowband circuit-switched voice services as well as with broadband packet-based data services, service providers can migrate customers from separate access networks to a single access network as their needs require.

     Our Universal Access Platform also enables service providers to expand their existing service set by easily adding value added services, such as Internet access, virtual private networks and personalized voice services. We believe that the ability to provide a complete suite of services will increase subscribers' loyalty to their service provider and reduce the likelihood that they will seek a lower cost provider of voice or data services. Furthermore, we believe the ability to offer additional services to existing subscribers will help service providers to increase the amount of revenue that they receive from each of their subscribers.

     Our UAP has been optimized for operating integrated access networks and combines our flexible and scaleable architecture and our Open Provisioning Standard, or OPS, delivery specification. The key benefits to service providers of our solution include:

     Flexible migration of network technology. We believe our products offer service providers an extremely flexible, cost-effective way to migrate from operating multiple overlay access networks to operating a single, integrated access network. This flexibility enables service providers to transition customers to a single, integrated multi-service access network and to expand the services they offer as their customers' needs require, with minimal disruption to the customer and the service provider's existing network. For example, as service providers desire to introduce new services, such as voice over DSL, they can do so by installing the appropriate service card into our UAP rather than implementing an entire separate overlay network which would require dedicated central office and customer premise equipment.

     Comprehensive functionality in a compact platform. Our compact UAP is designed to enable service providers to deliver a comprehensive suite of circuit and packet-based voice and data services. Services currently available through our UAP include plain old telephone service, or POTS, T1 access, digital subscriber line and ATM access. Service providers are currently using our UAP to deliver these services over copper telephone wire. We believe that our UAP can be easily modified to deliver these services over other media such as fiber or fixed wireless connections.

     Reduced capital costs. Our Universal Access Platform combines the functionality of several network elements commonly found in traditional overlay access networks. As a result, our solution offers service providers significant capital cost savings by reducing the need to buy separate discrete network elements. Our UAP also incorporates GR-303 technology, which enables service providers to support more customers per switch port and to use their multi-million dollar Class 5 core network switches more efficiently. This reduces the number of additional switch ports required as service providers expand their networks, resulting in additional capital cost savings.

     Reduced operating costs. By combining multiple network elements into a single platform, our UAP allows significant physical space savings in a service provider's co-location facility or central office, resulting in lower lease expense. Additionally, the improved Class 5 switch port efficiency resulting from our GR-303 technology enables service providers to significantly reduce backhaul expenses incurred when interconnecting traffic from co-location sites to a regional central office. It does this by reducing the number of connection lines to the central office and optimizing the capacity of each connection line. Our UAP also reduces a service provider's ongoing network operation and maintenance costs since it replaces multiple network elements, each of which requires separate management software and additional personnel.

     Scaleable, carrier-class solution. We offer service providers a scaleable, carrier-class, high density access platform for provisioning multiple toll quality voice and broadband data services. Our system is designed to enable up to 9,720 connections from each UAP with the ability to provide significantly more connections in some applications. Our UAP has Network Equipment Building System, or NEBS-3, certification, an industry standard which is required for deployment in service providers' central offices. Our UAP has been certified to be interoperable with voice switches manufactured by Lucent Technologies and Nortel Networks, enabling service providers to maximize their existing switch investments. Each UAP is equipped with distributed power supplies, redundant central processing units and an internal communication link, or bus, architecture which significantly improves network availability and reliability.

     Ease of service provisioning and system management. To ease new service delivery and system management, our Universal Access Platform incorporates our Open Provisioning Standard. OPS enables service providers to quickly and inexpensively provision and maintain new services from our UAP across multiple network elements without requiring a truck roll. Our UAP is designed to work with integrated access devices as well as non-integrated customer premise equipment from multiple vendors, allowing service providers to choose their preferred customer premise equipment vendor. To encourage widespread adoption of our Open Provisioning Standard among integrated access device and customer premise vendors, we have made OPS available over the Internet at no charge. To

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

enable a smooth transition as service providers incorporate OPS-enabled devices into their networks, our UAP is capable of interoperating with devices that do not incorporate OPS.

THE ANDA NETWORKS STRATEGY

     Our objective is to be the leading provider of access platforms capable of allowing service providers worldwide to deliver multiple services over an integrated access network to their subscribers. Key elements of our strategy include:

     Broadening addressable market by developing additional features. To make our Universal Access Platform more valuable to a broader range of service providers, we are currently developing and plan to offer new features to allow service providers to offer a broader range of revenue generating services, such as frame relay access, an advanced version of high bit rate digital subscriber line known as HDSL-2, and passive optical networking. We also intend to introduce higher capacity backbone interfaces on our UAP, known as OC-3 and OC-12, and interfaces to support hybrid fiber coaxial cable used by cable television service providers, known as HFC, and high speed wireless technologies, known as broadband fixed wireless.

     Broadening customer base through expanded direct sales efforts. We intend to expand our direct sales efforts to diversify and grow our customer base. To date most of our sales have been to value added resellers. We are currently focusing our direct sales efforts on CLECs and intend to target selected ILECs by pursuing those ILECs who operate out of their region as CLECs. We intend to further deepen our relationships with service providers who have deployed our UAP by selling additional products and feature sets.

     Expanding international presence. We believe that the market for our platform outside of North America is growing and will be significant in light of recent international telecommunications deregulation. As a result, we intend to expand our business internationally in the Asia Pacific region, Latin America and Europe. Currently, we have relationships with foreign technology companies for the development of products and features designed for international markets. We also have arrangements to expand our international distribution capabilities, particularly in Asia, and to establish indirect sales channels. To expand our international presence, we intend to hire additional qualified sales and marketing personnel, including managers and application system engineers, residing in each of our different international market segments.

     Expanding relationships with key technology companies. We plan to continue to leverage our engineering expertise and the flexible architecture of our UAP to integrate with the technology of key relationship companies to accelerate the availability of new services for our end users. We have entered into various technology alliances to expand the service features and capabilities of our Universal Access Platform. We intend to continue to pursue relationships with key technology companies to expand the service features and capabilities that can be offered from our UAP. We are working with Adtran Inc. to develop our HDSL-2 service card. We are also working with Optical Solutions to develop a line card for delivering fiber to the home. In addition to developing and expanding our technology alliances, from time to time, we may also seek to acquire companies that have developed complimentary technologies as they become available and economically attractive.

     Promoting adoption of our Open Provisioning Standard. We plan to work with service providers and integrated access device, or IAD, vendors to gain widespread acceptance of our Open Provisioning Standard. We have entered into an agreement with Ishoni Networks, a provider of chip sets to multiple IAD vendors, to incorporate OPS into their chip sets. We plan to leverage our relationships with service providers to encourage additional IADs and circuit manufacturers to adopt our OPS. We intend to approach additional providers of integrated access devices and communications integrated circuits to encourage them to adopt and incorporate OPS into their products. We have submitted OPS to the Internet Engineering Task Force and made this specification available over the Internet to encourage its widespread adoption.

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

PRODUCTS AND TECHNOLOGIES

UAP Access Platform

     Our Universal Access Platform is comprised of a chassis, service and line cards and network management and service delivery software. Our UAP combines the features of many single purpose access systems into a single, highly functional and flexible platform. Our UAP is based on our innovative system architecture, which enables it to carry various voice and data services by incorporating the functionalities of multiple technologies and protocols including digital loop carrier, digital cross connect, voice gateway, digital subscriber line access multiplexer, fiber optic terminal or any combination of these distinct network elements. Our UAP is installed in a service provider's central office and can be configured differently depending on the size of the service provider and the specific service offerings the service provider would like to offer its customers. The average selling price for our UAP ranges from $25,000 to $100,000 depending on the hardware configuration. As of July 31, 2000, we have sold over 200 UAPs to approximately 12 service provider end users.

     Our UAP incorporates the following technical features:

     - multiple internal communication links, or bus, design;

     - chassis and card design;

     - carrier class features;

     - flexible network management; and

     - Open Provisioning Standard.

     Multiple internal bus design. Our UAP is designed with four separate buses, or internal communication links, three of which support different types of external traffic and one of which processes communications traffic internally. These communication links include:

     - a synchronous optical network, or SONET, bus which transmits electrical digital signals with capacity for speeds up to 622 million bits per second, a transmission rate known as OC-12;

     - a local area network, or LAN, bus which supports communication internally within the UAP;

     - a cell bus which supports ATM, frame relay and Internet Protocol, or IP, services; and

     - a time division multiplexing, or TDM, bus which can support up to 9,720 connections by interweaving pieces of each voice and data signal one after another.

Our design reduces the cost and complexity of converting traffic from one protocol to another and provides significant flexibility by enabling a service provider to deliver multiple services and technologies from one platform in a scaleable architecture. In an effort to provide additional efficiency and flexibility, we are in the process of developing redundant buses for each of the four separate internal buses.

     Chassis and card design. Our UAP incorporates a chassis and card design which offers service providers a modular, scalable and flexible service delivery platform. Our chassis design provides a total of 22 slots, including 2 slots in the center of the chassis used for system central processing unit or CPU cards. All of the blades installed into a chassis connect with one or more of the four buses. The UAP currently supports three types of cards:

     - service cards which define the services delivered to subscribers over line cards;

     - line cards which consist of access cards that interface to subscribers and trunk cards that interface to service provider backbones; and

     - CPU cards which perform administrative functions and manage internal chassis communications.

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

     The multiple bus architecture with separate software-defined line cards and service cards enables service providers to continue to deliver existing services while eliminating the need to deploy multiple service platforms in the central office as new services are introduced. To activate new services, providers can install a service card into any available slot on the chassis. Through the appropriate internal bus or buses, the service is made available to all ports on all access cards in the chassis, reducing the number of line cards required. In addition, depending on the implemented software, line cards can be used either on the access or trunk side of the network.

     Our line cards and service cards are designed to offer service providers high performance and flexibility. Our architecture is designed to permit efficient migration from one protocol to another and allows the same line card to be used to carry a number of different services. We currently offer the following cards: GR-303 switch interface, T1 access and ATM voice gateway. In addition we are currently developing the following cards: V5.2 switch interface, HDSL-2, an international version of HDSL-2 known as G.SHDSL, and fiber to the home, known as FTTH.

     Carrier class features. Our UAP has been designed to meet the stringent requirements for operating in service providers' access networks. Key carrier class features of our system include:

     - Network Equipment Building System, or NEBS-3, certification, a requirement for installation into a service provider's central office;

     - interoperability certification for Lucent Technologies' #5ESS Class 5 switch and Nortel Networks' DMS100 Class 5 switch, both of which are generally known as Class 5 switches;

     - redundant CPU cards; and

     - fully distributed power supplies.

     Our Universal Access Platform also incorporates service aggregation technology, known as GR-303, which enables our UAP to aggregate time division multiplexing, or TDM, traffic and interconnect more efficiently into a service provider's Class 5 switch. Using GR-303 technology to concentrate voice lines into a service provider's Class 5 switch reduces the number of expensive switch ports required and the backhaul costs incurred to interconnect to the central office where the Class 5 switch is located.

     Flexible network management. The UAP can be managed remotely through one of several different protocols over a variety of network interfaces. A standard service provider protocol known as common management information protocol, or CMIP, is used to communicate with the UAP over the circuit switched voice network. A variety of common protocols are used to communicate with the UAP over a packet network, including simple network management protocol, or SNMP, hypertext transfer protocol, or HTTP, and a common communications network protocol known as TL1. Service providers can use their existing network management systems to manage the UAP remotely, improving the flexibility of their overall network operations.

     Open Provisioning Standard. Our Open Provisioning Standard, or OPS, is designed to significantly improve the ease with which new services can be provisioned by service providers. The first version of OPS has been registered with the Internet Engineering Task Force as an Internet draft in order to promote its adoption as an industry standard and is currently available at no charge over the Internet. When implemented on our UAP and integrated access devices connected to a UAP, OPS enables carriers to rapidly and easily turn on new services as they are installed in the UAP chassis in the central office. This specification, known as a flow through provisioning specification, enables a service provider to issue commands from a remote network operations center which will be sent to the UAP and, in turn, to the integrated access device. We believe our Open Provisioning Standard will offer service providers the following benefits:

     - end-to-end service provisioning;

     - ability to select best-of-breed integrated access devices from the vendor of choice;

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

     - simplified network management; and

     - reduced number of on-site service calls.

STRATEGIC RELATIONSHIPS

     To leverage the highly flexible system architecture incorporated into our Universal Access Platform, we have established strategic relationships with third parties to develop and implement advanced technologies. We currently have established relationships with both domestic and international companies.

     Our relationship with Adtran, Inc. covers the development of line cards that can be used with our chassis to deliver HDSL-2 and G.SHDSL services as well as allowing for additional access options to our platform, including copper DSL loops. HDSL-2 is an advanced version of high bit rate digital subscriber line used by service providers to more cost-effectively deliver T1 service. G.SHDSL is an international version of HDSL-2 that service providers use to deliver high speed Internet access to residences. Our relationship with Optical Solutions Inc. covers the development of a line card that can be used in our chassis to enable our UAP to provide high speed fiber to the home, or FTTH, service as well as the development of passive optical network access, or PON.

     In addition to these North American relationships, as a part of our strategy we have established joint venture relationships with foreign companies to help us penetrate select foreign markets which have historically been closed to U.S. telecommunications companies, particularly Asian markets. Our joint product development relationship with Armitel, a Korean company, covers the development of an asynchronous DSL, or ADSL, line card for our chassis and the development of an international counterpart of GR-303 technology, known as V5.2. We also have an arrangement with Armitel to manufacture select components and to assemble our UAP. Our agreement with Snow City, a Chinese company, covers the development of high speed line cards which provide an interface to the backbone of the network.

RESEARCH AND DEVELOPMENT

     We have assembled a team of highly experienced networking engineers. We have, as of July 31, 2000, 67 full-time engineers and 18 contract engineers, with plans to continue expanding all functional areas of the engineering organization. This compares to 23 engineers at the beginning of 1999. During 1998 we spent $2.2 million and during 1999 we spent $7.5 million on research and development.

     Product development begins with a comprehensive functional product specification based on input from the product management and sales organizations. In addition, we actively solicit feedback from end users and have incorporated a significant amount of requested functionality into our platform. We are also active in industry bodies and standards committees including the Internet Engineering Task Force and the ATM/DSL Forum and utilize information from these organizations in the product development process.

SALES, MARKETING AND CUSTOMER SERVICE

     We sell our Universal Access Platform through a direct sales force and through reseller channels. Through our reseller agreement with ADC Telecommunications, we have been able to leverage the reach of the larger ADC Telecommunications sales organization to qualify prospects for our solution. We are directly and actively involved during the sales of our platform through ADC Telecommunications to the ultimate customer in the engineering, support and design of their networks. To date, sales through this reseller agreement have constituted the majority of our sales, accounting for 95% of our revenue for 1999 and 97% of our revenue for the six months ended June 30, 2000. In addition, sales under our agreement with ADC Telecommunications to AXXENT represent 41% of our revenue for the six months ended June 30, 2000. In addition to our relationship

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

with ADC Telecommunications, we have entered into a reseller arrangement with Optical Solutions which is targeting the fiber to the home, or FTTH, market for multiple services, including video.
     Our newly formed direct sales force is located in various cities throughout North America and has initially targeted CLECs, although we intend in the future to target ILECs operating out of their region as CLECs. As of July 31, 2000, our direct sales force consisted of nine sales professionals. We intend to continue expanding our direct sales force. We intend to increase our direct sales both through the expansion of our customer base and through delivery of new features.
     Our North American direct sales organization is divided into five U.S. regions and one Canadian region. Sales directors who report directly to the vice president of sales cover each of these specified geographic regions and focus on pursuing large CLEC accounts. As part of our direct selling model, we use our sales directors to establish contacts with a potential customer's business organization. Our sales engineers provide potential customers with pre-sale support, including network design and buildout proposals.
     Our marketing team, which has dedicated marketing managers for both domestic and international programs, uses a variety of marketing initiatives and programs to support the sale and distribution of our UAP. The audience for these activities includes strategic partners, resellers, joint venture companies, current and prospective customers, the trade press and analysts. Marketing activities include participation in technical and sales conferences, preparation of sales tools and distributing marketing collateral including brochures, interactive CDs, product bulletins, mail shots and Web site material. We also participate in leading domestic and international industry tradeshows.
     Our customer service and support organization, consisting primarily of field systems engineers, installs and maintains products sold by our direct sales force and provides on-site support and training. Our engineers are also involved with our resellers in the deployment to the end user, including installation and first-level, or preliminary, support to their customers. Additionally, our field systems engineers work closely with our direct sales personnel and with resellers to assist end users with post-sales support issues. We also intend to provide maintenance services to our customers and expect to enter into service contracts with new and existing customers for services ranging from telephone technical support during normal business hours to full on-site coverage. We believe that maintaining ongoing customer relationships with our customers will be important to our success.
END USERS

     Historically, sales of our Universal Access Platform have been primarily to CLECs through our relationship with Pargain Technologies. In the future we intend to target select ILECs, particularly those ILECs operating out of their region as CLECs.
     The following is a list of service providers that are using our UAP systems:

- ACS Inc.*
- Airspan Networks Inc.
- AXXENT*
- Blackfoot Communications
- CapRock Communications
  Corp.
- CenturyTel, Inc.*
- Consolidated Tel*
- Frontier Corporation*
- GCI, Inc.
- Matanuska Telephone
  Association*
- NextLink Communications,
  Inc.*
- Rural Telecommunications*

---------------
* Service providers that have deployed revenue-generating services voice and/or data services as of August 11, 2000.

     Many service providers are expanding their networks. As these service providers continue to build out their networks, we believe they will need to purchase a significantly greater amount of equipment. Accordingly, we intend to continue to provide our products to these service providers, including our end-users, as they expand their networks.

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

MANUFACTURING

     We have entered into agreements with three contract manufacturers which provide for turn-key solutions in which they procure all components and complete initial assembly at their facilities. We currently have agreements to outsource our manufacturing to the following third-party manufacturers: Flextronics International, located in San Jose, California, Flash Electronics, located in Fremont, California and Dynamic Details, or DDI, located in Milpitas, California. Flextronics produces circuit boards, provides system assembly into the chassis as well as chassis assembly. Our agreement with Flextronics, under which Flextronics provides custom manufacturing services based on specific purchase orders, requires us to submit on a rolling monthly basis a six month forecast of our manufacturing requirements and permits Flextronics to reject a purchase order when an order both was not forecast and is more than three times the largest prior purchase order. This agreement allows us to cancel an existing order upon approval from Flextronics and subject to payment for related charges, including finished product, select non-returnable inventory and reasonable expenses incurred by Flextronics. Flash Electronics builds and assembles the circuit board, and the service, line and CPU cards for our UAP. Our agreement with Flash Electronics, under which Flash Electronics provides custom manufacturing services based on specific purchase orders, requires us to submit on a rolling monthly basis a non-binding three month forecast of our quantity requirements. This agreement allows us to cancel existing orders subject to penalties of payment for the thirty day inventory on hand, any unique components which Flash Electronics cannot cancel before receipt or return, and all work in progress. DDI produces circuit boards and provides system assembly into the chassis. Our agreement with DDI provides for manufacturing services based on purchase orders we submit and allows for cancellation of existing orders upon payment by us of related charges, including any non-cancelable and non-refundable materials. In addition to these contract manufacturers we also have a manufacturing consignment arrangement with Sanmina. This arrangement involves our providing all components and Sanmina performing circuit board assembly and testing. Flextronics, Flash Electronics, DDI, and Sanmina are each registered as meeting the requirements of the International Standards Organization, or ISO, for their manufacturing processes.

     Our UAP uses a combination of standard parts and key components. Several of our key components are purchased from sole or limited sources of supply, including our micro-processors supplied by Motorola, the semiconductor devices provided by Altera and the flash memory chips primarily supplied by AMD. Some of these key components require extensive lead times of up to one year, including in particular the tantalum capacitors. We use a rolling 12-month forecast based on anticipated product orders to determine our product requirements. In turn, we provide these forecasts to our contract manufacturers, and they procure all material according to anticipated lead times.

     Our arrangements with our existing contract manufacturers provide sufficient capacity for our current manufacturing needs. We are pursuing additional manufacturing contracts in order to ensure ongoing capacity as our business expands and minimize dependence on any one manufacturer. Specifically, we are currently involved in developing relationships with additional contract manufacturers to have offshore manufacturing capabilities to meet our anticipated manufacturing requirements both internationally and in North America. The loss of any of our current third-party manufacturers would prevent us from meeting our scheduled product deliveries to our customers and would seriously harm our business.

     Our in-house manufacturing operations consist primarily of prototype development, materials planning, final assembly and packaging, testing and quality control. Our test engineers and manufacturing personnel develop all test procedures and design and build all equipment and stations required for the in-house testing of our products. We conduct functional and system testing and we outsource circuit testing to our contract manufacturers. Our test engineers intend to integrate our manufacturing tests with our contract manufacturers' build processes as we transition all testing to these third-party manufacturers.

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

COMPETITION

     The market for integrated multi-service access platforms is new, rapidly evolving and highly competitive. In addition, we expect that new competitors will emerge as the market for broadband access evolves due to technological innovation and regulatory changes. Our comprehensive access platform offers multiple functionalities and is compatible with varying protocols. As a result, we encounter current or potential competition from many public and private companies offering single-purpose, or point, solutions and access platforms containing one or some of our multiple features.

     Our current and potential competitors include the following:

     - GR-303 Aggregation -- Lucent Technologies, Nortel Networks, the FIBEX division of Cisco, and Zhone;

     - Voice Gateways -- Accelerated Networks, Jetstream, Tollbridge and CopperCom;

     - Digital Subscriber Loop Access Multiplexer -- Lucent Technologies, Cisco and Alcatel; and

     - Digital Cross Connect -- Lucent Technologies and Tellabs.

     We believe we compete favorably on the principal factors that will draw service providers to multi-service access platforms which include:

     - multi-function support;

     - breadth of product lines;

     - product ease of deployment;

     - product features and enhancements, including product performance, reliability, size, compatibility and scalability;

     - technical support and service;

     - product pricing;

     - sales and distribution capability; and

     - conformance to industry standards.

     Some of our current and potential competitors are large public companies that have longer operating histories and significantly greater financial, technical support and service, marketing and other resources than we do. As a result, these competitors are able to devote greater resources to the development, promotion, sale and support of their products. In addition, many of our competitors have much greater name recognition, a more extensive customer base and broader product offerings than us, including relationships with many of our current and potential customers. These companies can leverage their customer relationships and broader product offerings and adopt aggressive pricing policies to gain market share. In addition, our competitors with large market capitalizations or cash reserves are much better positioned than we are to acquire other companies, including our competitors, and thereby acquire new technologies or products that may displace our UAP. Any of these acquisitions could give the acquiring competitor a strategic advantage that would seriously harm our business.

INTELLECTUAL PROPERTY

     Our ability to compete and succeed in the market for telecommunication access equipment depends on our ability to develop and protect our proprietary technology, trade secret and know-how. We rely on a combination of trademark, copyright and trade secret laws, employee and third-party nondisclosure agreements and licensing arrangements to protect our intellectual property. However, these legal protections afford only limited protection for our proprietary intellectual properties. We have one patent application pending in the United States, and are in the process of filing under the Paris

Convention Treaty for international protection in Europe, China, Taiwan, Korea and Japan. Our pending patent application may not result in the issuance of the patent. Even if the patent is issued, it might be invalidated or circumvented, or fail to provide us with any meaningful protection. In addition, the laws of many foreign jurisdictions do not protect intellectual property to the same extent as the laws of the United States. Furthermore, we cannot be certain that others will not independently develop substantially equivalent technology or otherwise gain access to our trade secrets or intellectual property, or disclose our intellectual property or trade secrets. Although we have and continue to take measures designed to protect our intellectual property, our failure to effectively do so could seriously harm our business, financial condition and operating results.

     We have licensed technologies from third parties for incorporation into our current products. We expect to continue to enter into these agreements for future products. Some of these licenses result in royalty payments to third parties. If our license arrangements are not concluded on reasonable commercial terms, or at all, our business, financial condition or operations could be seriously harmed.

     We may in the future be party to litigation arising in the course of our business, including claims that we allegedly infringe third-party trademarks and other intellectual property rights. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

GOVERNMENT REGULATION

     The markets for our products are characterized by a significant number of laws, regulations and standards, both domestic and international, some of which are evolving as new technologies are deployed. Our products are required to comply with these laws, regulations and standards, including those promulgated by the Federal Communications Commission, or FCC. In some cases, we are required to obtain certifications or authorizations before our products can be introduced, marketed, or sold. We may not be able to continue to design our products to comply with all necessary requirements in the future or we may have delays in releasing products to comply with these regulations. Accordingly, any of these laws, regulations and standards may directly affect our ability to market or sell our products.

     In addition, FCC regulatory policies that affect the availability of broadband access for data and Internet services may impede our end users' penetration into their markets, affect the prices that our end users are able to charge, or otherwise affect their ability to market their products and grow their business. For example, FCC regulations addressing interconnection of competing networks, co-location, unbundling of network elements, and line sharing impact our customer base. The FCC and the courts are also continuing to review the access charges of ILECs that are paid by long distance carriers. Any changes in the regulations of these access charges may affect other telecommunications providers, including the viability of CLECs, resulting in an impact on our customer base. In addition, the FCC has not clearly defined how or whether some broadband services should be regulated. If the FCC decides to regulate these emerging services, our customer base could be impacted. To the extent that our end users are negatively impacted by these changes in the regulatory environment, our business may suffer.

     State regulation of telecommunications networks and service providers may also affect the regulatory environment of our marketplace. State regulators, for example, typically settle disputes for competitive access to some ILEC network elements or co-location in ILEC offices, which CLECs use to offer various services. State regulators may also regulate and arbitrate disputes concerning interconnection of networks of ILECs and CLECs. To the extent that our end users are negatively impacted by these changes in the regulatory environment, our business may suffer.

     In addition to federal and state telecommunications regulations, an increasing number of other domestic laws and regulations are being adopted to specifically address such broadband and telecommunications issues as liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation, consumer protection, security of data, access by law enforcement, as well as intellectual property ownership, obscenity, and libel. For instance, the Federal Trade Commission recently recommended that Congress enact legislation to ensure adequate protection of online privacy. The adoption of this or other restrictive legislation could increase the costs of communicating over the Internet or decrease the acceptance of the Internet as a commercial and advertising medium, resulting in a dampening in the growth of the Internet. Because our end users may use our products to facilitate both commercial and personal uses of the Internet, our business could be harmed if the growth of the Internet were adversely affected by these laws, regulations or standards.

     The applicability of laws, regulations and standards affecting the broadband telecommunications and data industry in which we and our end users operate is continuing to develop, both domestically and internationally. We cannot predict the exact impact that current and future laws, regulations and standards may have on us or our end users. These laws, regulations and standards may directly impact our products and result in a material and adverse effect on our business. In addition, should our current and potential end users be negatively impacted by this regulation, our business would likely be negatively impacted as well.

EMPLOYEES

     As of July 31, 2000, we had 119 full-time employees, 24 of whom were in sales, marketing and customer support, 67 of whom were in research and development, 14 of whom were in manufacturing and 14 of whom were in general and administrative. None of our employees is represented by a labor union. We have not experienced any work stoppages and consider our employee relations to be good.

FACILITIES

     Our principal executive offices are located in San Jose, California, where we lease approximately 102,291 square feet, approximately 42,500 of which we intend to sublease, under a lease that expires in May 2003. In addition, we lease approximately 9,500 square feet in Santa Clara under a lease which expires in September 2000 and approximately 5,300 additional square feet in Santa Clara under a lease that expires in September 2001.

LEGAL PROCEEDINGS

     We are not a party to any pending legal proceedings against us that, individually or in the aggregate, would seriously harm our business and operating results.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers and directors, their ages and the positions held by them, as of June 30, 2000, are as follows:

               NAME                  AGE                        POSITION(S)
               ----                  ---                        -----------
Charles R. Kenmore.................  50     President, Chief Executive Officer, Chief Financial
                                            Officer and Director
WuFu Chen..........................  50     Chairman of the Board
George K. Chen.....................  55     Vice President of International Business Development
Tony Chern.........................  41     Vice President of Engineering
Stephen Gill.......................  39     Vice President of Sales
Swee Seng Ho.......................  34     Vice President of Worldwide Program Management
Dr. Rueiming Jamp..................  50     Chief Technical Officer
Robert D. Simkavitz................  45     Vice President of Business Development
George Bruno.......................  64     Director
Paul Maeder........................  46     Director
Mike Pascoe........................  47     Director
Anthony Sun........................  47     Director

     CHARLES R. KENMORE has served as our chief executive officer since March 2000 and is also a member of our board of directors. Mr. Kenmore is also currently serving as our chief financial officer. From January 1999 to March 2000, Mr. Kenmore served as our co-chief executive officer. From November 1997 to November 1998, Mr. Kenmore served as president of ADC Telecommunications International, Inc., a telecommunications equipment manufacturer. From January 1995 to November 1997, Mr. Kenmore served as senior vice president and general manager of the international division at Boca Research Inc., a data communications and internet access product manufacturer. From January 1989 to January 1995, Mr. Kenmore served as vice president and general manager, international division, information systems group at Motorola, Inc., an integrated communications solutions provider. Mr. Kenmore received a B.A. in economics and international trade from the University of Malaysia.

     WUFU CHEN is a co-founder and has served as chairman of the board since August 1998. From August 1998 to March 2000, Mr. Chen served as our co-chief executive officer. Since May 2000, Mr. Chen has served as the co-chief executive officer of Navini, a broadband wireless access equipment company. Since February 1999, Mr. Chen has served as the co-chief executive officer of Geyser Networks, Inc., a synchronous optical network technology company. From February 1999 to February 2000, Mr. Chen served as the co-chief executive officer of Saneta, a Class 5 switch company, and since February 2000, he served as co-chief executive officer of OptiMight Communications, an optical networking company. From August 1998 to April 1999, Mr. Chen served as co-chief executive officer of Shasta Networks, a subscriber service system provider. Prior to that, Mr. Chen served as the vice president of technology at Cisco Systems, a networking equipment provider, from July 1997 to August 1998. From August 1996 to July 1997, Mr. Chen served as chief executive officer of Ardent Software, Inc., a networking company, and from May 1995 to April 1996, Mr. Chen served as chief executive officer of Arris Systems, Inc., a networking company. Mr. Chen received a B.S. in electrical Engineering from National Taiwan University, as well as an M.S. in electrical engineering from University of Florida.

     GEORGE K. CHEN is a co-founder and has served as our vice president of international business development since November 1998. From February 1998 to November 1998, Mr. Chen served as our president and as a member of our board of directors. Prior to that, Mr. Chen served as the vice president of business development at E/O Networks, Inc., a telecommunications company, from December 1995 to June 1997. From February 1992 to December 1995, Mr. Chen served as vice president of Alcatel Inc.'s managed network business division in Taiwan. Prior to that, Mr. Chen served as vice president of the network planning and software division at Fujitsu, a Nortel telecommunications systems, semiconductors and software manufacturer. Mr. Chen received his B.S. in electrical engineering at California State University, as well as an M.S. in computer science and an M.B.A. from Santa Clara University.

     TONY CHERN is a co-founder and has served as our vice president of engineering since January 2000. Prior to that, Mr. Chern served as our vice president of software development, from February 1998 to January 2000. From August 1991 to December 1997, Mr. Chern served as the senior engineering manager at Ericsson Inc., a telecommunications company. Mr. Chern received his M.S. degree in electrical engineering from Syracuse University.

     STEPHEN GILL has served as our vice president of sales since September 1999. From July 1997 to September 1999, Mr. Gill served as vice president, service provider sales for Newbridge Networks, a DSL and broadband solutions provider. Prior to that, at Newbridge Networks Corporation, Mr. Gill served as a regional sales team leader responsible for the western United States and Midwest territories from April 1994 to July 1997. Mr. Gill studied biology from Northwestern University.

     SWEE SENG HO has served as our vice president of worldwide program management since May 2000. From 1998 to May 2000, Mr. Ho served as regional vice president, Asia Pacific region at ADC Telecommunications, Inc., a telecommunications equipment and broadband data manufacturer. Prior to that, Mr. Ho served as managing director, Asia Pacific region at Boca Research Inc., a data communications and internet access product manufacturer, from 1995 to 1998. Mr. Ho received a B.A. in technology management from Staffordshire University.

     DR. RUEIMING JAMP is a co-founder and has served as our chief technical officer since February 1998. From October 1996 to February 1998, Dr. Jamp co-founded and served as the chief technology officer of Structured Internetworks, an internet service provider. Prior to that, Dr. Jamp served as an engineer at Hewlett Packard Company, a computing systems and software provider, from December 1981 to October 1996. Dr. Jamp received his B.S. in electrical engineering from National Taiwan University and his M.S. and Ph.D. in computer science from Pennsylvania State University.

     ROBERT D. SIMKAVITZ has served as our vice president of business development since February 1999. From January 1998 to February 1999, Mr. Simkavitz served as vice president of marketing for ADC Technologies International, Inc., a telecommunications equipment manufacturer. From July 1996 to January 1998, Mr. Simkavitz served as the director of strategy at Newbridge Networks Corporation, a telecommunications company. Prior to that, Mr. Simkavitz served as vice president of Motorola's multimedia group, from August 1990 to January 1996. Mr. Simkavitz received an M.B.A. from University of Denver.

     GEORGE BRUNO has served as a member of our board of directors since February 2000. From September 1992 to present, Mr. Bruno has served as president and chief executive officer of Bethany Business Group, a consulting company for the communications industry. In addition, from September 1997 to August 1998, Mr. Bruno served as president and chief executive officer of Commserve Communications, a communications integrator company. Mr. Bruno served as executive vice president of National Center for Real Estate Research from April 1995 to September 1997. Mr. Bruno received his B.A. in psychology from Regis University.

     PAUL MAEDER has served as a member of our board of directors since April 1999. Since January 1988, Mr. Maeder has been a founder and managing general partner at Highland Capital Partners, a venture capital firm. From September 1984 to December 1987, Mr. Maeder was a general partner with Charles River Ventures. Mr. Maeder currently serves as a member of the board of directors of Digital Commerce Corporation. Mr. Maeder received a B.S.E., aerospace and mechanical sciences from Princeton University, an M.S., mechanical engineering from Stanford University and an M.B.A. from Harvard Business School.

     MIKE PASCOE has served as a member of our board of directors since June 2000. From December 1998 to June 2000, Mr. Pascoe served as president and chief executive officer of PairGain Technologies, Inc., a telecommunications manufacturer that was acquired by ADC Telecommunications, Inc. in June 2000. Prior to that, Mr. Pascoe served as president of Newbridge Networks Corporation, a telecommunications company, from September 1986 to October 1998. Mr. Pascoe received a B.S. in electrical engineering from the University of Waterloo.

     ANTHONY SUN has served as a member of our board of directors since September 1998. Since August 1979, Mr. Sun has been a general partner at Venrock Associates, a venture capital firm. Mr. Sun became a managing general partner of Venrock Associates in January 1997. Mr. Sun currently serves as a member of the board of directors of Cognex Corporation, Komag Inc., Phoenix Technologies Ltd., 3Dfx Interactive Inc. and Ramp Networks Inc. Mr. Sun received a B.S., M.S. and an advanced engineer degree in electrical engineering from Massachusetts Institute of Technology, as well as an M.B.A. from Harvard Business School.

     Our executive officers are appointed by our board of directors and serve until their successors are elected or appointed. There are no family relationships among any of our directors or executive officers.

CLASSIFIED BOARD OF DIRECTORS

     Upon completion of this offering, our bylaws will provide for a board of directors consisting of six members. Our certificate of incorporation will provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, approximately one-third of the Company's Board of Directors will be elected each year. To implement the classified structure, prior to the consummation of the offering, approximately one-third of the nominees to the Board will be elected to one-year terms, one-third will be elected to two-year terms and one-third will be elected to three-year terms. Thereafter, directors will be elected for three-year terms. Mike Pascoe and WuFu Chen have been designated Class I directors whose term expires at the 2001 annual meeting of stockholders. Paul Maeder and George Bruno have been designated Class II directors whose term expires at the 2002 annual meeting of the stockholders. Charles Kenmore and Anthony Sun have been designated Class III directors whose term expires at the 2003 annual meeting of stockholders.

BOARD COMMITTEES

     The board of directors has a compensation committee and an audit committee.

     Compensation Committee. The compensation committee of the board of directors reviews and makes recommendations to the board regarding all forms of compensation provided to our executive officers and directors, including stock compensation and loans. In addition, the compensation committee reviews and makes recommendations on bonus and stock compensation arrangements for all of our employees. As part of the foregoing, the compensation committee also administers our 2000 Employee Stock Purchase Plan and 2000 Equity Incentive Plan. The current members of the compensation committee are Messrs. Bruno, Maeder and Pascoe, with Mr. Maeder serving as the chair of the committee.

     Audit Committee. The audit committee of the board of directors reviews and monitors our corporate financial reporting and our internal and external audits, including, among other things, our internal audit and control functions, the results and scope of the annual audit and other services provided by our independent auditors and our compliance with legal matters that have a significant impact on our financial reports. The audit committee also consults with our management and our independent auditors prior to the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of our financial affairs. In addition, the audit committee recommends the appointment of, and reviews fee arrangements with, our independent auditors. The current members of the audit committee are Messrs. Bruno, Maeder and Sun, with Mr. Sun serving as the chair of the committee.

DIRECTOR COMPENSATION

     Directors do not receive any cash fees for their service on the board of directors or any board committee, but they are entitled to reimbursement for all reasonable out-of-pocket expenses incurred in connection with their attendance at board of directors and board committee meetings. From time to time, directors who are not our employees have received grants of options to purchase shares of our common stock. Following this offering, directors who are not our employees will receive automatic option grants under our 2000 Directors' Stock Option Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The compensation committee of the board of directors currently consists of Messrs. Bruno, Maeder and Pascoe. No interlocking relationship exists between any member of our board of directors or our compensation committee and any member of the board of directors or compensation committee of any other company, and no such interlocking relationship has existed in the past.

LIMITATIONS ON DIRECTORS' LIABILITY AND INDEMNIFICATION

     In February 1999, the board of directors authorized the indemnification agreements entered into by us and each of our directors and executive officers. The form of indemnification agreement provides that we will indemnify our directors and executive officers against any and all of their expenses incurred by reason of their status as a director or executive officer to the fullest extent permitted by Delaware law, our certificate of incorporation and our bylaws.

     Our certificate of incorporation and bylaws each contain provisions relating to the limitation of liability and indemnification of our directors and officers. Our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except liability for:

     - any breach of the director's duty of loyalty to us or our stockholders;

     - acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

     - any transaction from which the director derived an improper personal benefit.

     Our certificate of incorporation also provides that if the Delaware General Corporation Law is amended after the approval by our stockholders of our certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law. The foregoing provisions of our certificate of incorporation are not intended to limit the liability of our directors or officers for any violation of applicable federal securities laws.

     In addition, as permitted by Section 145 of the Delaware General Corporation Law, our bylaws provide that:

     - we must indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law;

     - we may, in our discretion, indemnify other of our officers, employees and agents as provided by the Delaware General Corporation Law;

     - to the fullest extent permitted by the Delaware General Corporation Law, we are required to advance all expenses incurred by our directors and officers in connection with legal proceedings (subject to certain exceptions);

     - the rights conferred in the bylaws are not exclusive;

     - we are authorized to enter into indemnification agreements with our directors, officers, employees and agents; and

     - we may not retroactively amend our bylaw provisions relating to indemnification.

     Our bylaws provide that we must indemnify our directors to the fullest extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware General Corporation Law.

EXECUTIVE COMPENSATION

     The following table sets forth information with respect to compensation for the fiscal year ended December 31, 1999 paid by us for services by each of the individuals who served as our chief executive officer and our other executive officers whose total salary and bonus for such fiscal year exceeded $100,000, collectively referred to as the named executive officers.

                           SUMMARY COMPENSATION TABLE

                                                                               LONG-TERM
                                                                             COMPENSATION
                                                          ANNUAL                AWARDS
                                                       COMPENSATION      ---------------------
                                                    ------------------   SECURITIES UNDERLYING
           NAME AND PRINCIPAL POSITION               SALARY     BONUS           OPTIONS
           ---------------------------              --------   -------   ---------------------
Charles R. Kenmore, President and
  Chief Executive Officer.........................  $156,515   $25,000         1,500,000
Tony Chern, Vice President, Engineering...........   120,000        --                --
Dr. Rueiming Jamp, Chief Technical Officer........   120,000        --                --

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth each grant of stock options during the fiscal year ended December 31, 1999, to each of the named executive officers.

                                            INDIVIDUAL GRANTS                      POTENTIAL REALIZABLE
                          -----------------------------------------------------      VALUE AT ASSUMED
                          NUMBER OF                                               ANNUAL RATES OF STOCK
                          SECURITIES     % OF TOTAL                               PRICE APPRECIATION FOR
                          UNDERLYING   OPTIONS GRANTED   EXERCISE                      OPTION TERM
                           OPTIONS      TO EMPLOYEES       PRICE     EXPIRATION   ----------------------
          NAME             GRANTED         IN 1999       PER SHARE      DATE         5%           10%
          ----            ----------   ---------------   ---------   ----------   ---------    ---------
Charles R. Kenmore......  1,500,000          30%          $0.033     1/17/2009     $31,130      $78,890
Tony Chern..............         --          --               --            --          --           --
Rueiming Jamp...........         --          --               --            --          --           --

     Mr. Kenmore's option is immediately exercisable. We have the right to repurchase all unvested shares at the original exercise price if his service terminates. The term of the option is 10 years, subject to earlier termination if Mr. Kenmore's service terminates. The option shares vest 20% after the first 12 months of service, 1.667% after each of the next 24 months and 3.333% after each of the next 12 months, for a total vesting period of 48 months. If we are subject to a change in control, the vested percentage thereafter will be determined as if Mr. Kenmore had completed 12 months in addition to his actual period of service. If he is subject to an involuntary termination within 12 months after the change in control, all option shares will vest.

     The percentage in the column entitled "Percentage of Total Options Granted to Employees in 1999" is based on an aggregate of 5,056,000 options granted in the 12 months ended December 31, 1999.

     The amount listed in the column entitled "Exercise Price" was equal to the fair market value of our common stock as valued by our board of directors on the date of grant. In determining this fair market value, the board of directors took into account the purchase price paid by investors for shares of our preferred stock (taking into account the liquidation preferences and other rights, privileges and preferences associated with such preferred stock) and an evaluation by the board of directors of our revenue, operating history and prospects.

     We calculated the amounts listed in the column entitled "Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term" based on the 10-year term of the option at the time of grant. For purposes of this column, we assumed stock price appreciation of 5% and 10% pursuant to rules promulgated by the Securities and Exchange Commission. These rates do not represent our prediction of our stock price performance. We calculated the potential realizable values at 5% and 10% appreciation by assuming that the estimated fair market value on the date of grant appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price. Information on how we determined the fair market value of our common stock is disclosed in the preceding paragraph. The price to the public in this offering is higher than the estimated fair market value on the date of grant. Therefore, the potential realizable value of the option grant would be significantly higher than the numbers shown in the column if future stock prices were projected to the end of the option term by applying the same annual rates of stock price appreciation to the public offering price.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

     The following table sets forth for each of the named executive officers the number of options exercised during the fiscal year ended December 31, 1999 and the number and value of securities underlying unexercised options that were held by the named executive officers as of December 31, 1999. No stock appreciation rights were exercised by our named executive officers in fiscal year 1999, and no stock appreciation rights were outstanding at the end of that year.

     The numbers in the column entitled "Value Realized" are equal to the fair market value of the purchased shares on the option exercise date minus the exercise price paid for the shares.

     The stock options were immediately exercisable. We have the right to repurchase all unvested option shares at the original exercise price when the optionee's service terminates. The heading "Vested" refers to shares no longer subject to our right of repurchase; the heading "Unvested" refers to shares subject to our right of repurchase as of December 31, 1999.

                                                  NUMBER OF SECURITIES    VALUE OF UNEXERCISED
                                                       UNDERLYING             IN-THE-MONEY
                                                   UNEXERCISED OPTIONS         OPTIONS AT
                                                     AT DECEMBER 31,          DECEMBER 31,
                           SHARES                        1999(#)                 1999($)
                         ACQUIRED ON    VALUE     ---------------------   ---------------------
         NAME             EXERCISE     REALIZED   VESTED      UNVESTED    VESTED      UNVESTED
         ----            -----------   --------   -------     ---------   -------     ---------
Charles R. Kenmore.....   1,500,000     $   --      --           --         --           --
Tony Chern.............     950,000      7,600      --           --         --           --
Rueiming Jamp..........     950,000      7,600      --           --         --           --

EMPLOYMENT AGREEMENTS AND CHANGE IN CONTROL ARRANGEMENTS

     Charles R. Kenmore. Our president, chief executive officer and chief financial officer, Charles R. Kenmore, was offered employment in a letter dated January 5, 1999, which was supplemented on August 23, 1999 and March 30, 2000. Pursuant to the letter, he was also appointed as a member of our board of directors. His annual salary was set at $200,000 for the year 2000, and the target amount of his annual incentive bonus is $150,000 for the year 2000. In accordance with the letter, Mr. Kenmore received an option to purchase 1,500,000 shares of our common stock. The option shares vest 20% after the first 12 months of service, 1.667% after each of the next 24 months, and 3.333% after each of the next 12 months, for a total vesting period of 48 months. If ANDA is subject to a change in control, the vested percentage thereafter will be determined as if Mr. Kenmore had completed 12 months in addition to his actual period of service. If he is subject to an involuntary termination within 12 months after the change in control, all option shares will vest. A "change in control" occurs if we are a party to a merger after which our stockholders own less than 50% of the surviving corporation's stock or if we sell all or substantially all of our assets. An "involuntary termination" occurs if Mr. Kenmore is discharged for reasons other than his misconduct or if he resigns after a change in position that materially reduces his level of responsibility, after a reduction in his base salary or bonus opportunity, or after his place of employment is moved more than 50 miles. Under the offer letter, Mr. Kenmore received two loans of $50,000 each from us, one in 1999 and one in 2000. The loans bear interest at the applicable federal rate prescribed by the Internal Revenue Service, and they are secured by any shares of our common stock that Mr. Kenmore may acquire. The notes have a term of three years, but they become payable earlier if his employment terminates or if there is a liquidity event with regard to our common stock.

     Other Named Executive Officers. In letters dated August 11, 1999, we advised Tony Chern, our vice president, engineering, and Dr. Reuiming Jamp, our chief technical officer, that our board of directors had amended their stock options to provide for accelerated vesting under certain circumstances. If ANDA is subject to a change in control during the officer's first year of employment, his vested percentage will immediately increase to 25%. If he is subject to an involuntary termination within 12 months after the change in control, all remaining unvested option shares will vest.

INCENTIVE PLANS

2000 EQUITY INCENTIVE PLAN

     Share Reserve. Our board of directors adopted our 2000 Equity Incentive Plan on June 15, 2000. Our stockholders also approved this plan. We have reserved 7,000,000 shares of our common stock for issuance under the 2000 Equity Incentive Plan. Any shares not yet issued under our 1998 Stock Plan on the date of this offering will also be available under the 2000 Equity Incentive Plan. On January 1 of each year, starting with the year 2001, the number of shares in the reserve will automatically increase by 5% of the total number of shares of common stock that are outstanding at that time or, if less, by 7,000,000 shares. In general, if options or shares awarded under the 2000 Equity Incentive Plan or the 1998 Stock Plan are forfeited, then those options or shares will again become available for awards under the 2000 Equity Incentive Plan. We have not yet granted any options or other awards under the 2000 Equity Incentive Plan.

     Administration. The compensation committee of our board of directors administers the 2000 Equity Incentive Plan. The committee has the complete discretion to make all decisions relating to the interpretation and operation of the 2000 Equity Incentive Plan. The committee has the discretion to determine who will receive an award, what type of award it will be, how many shares will be covered by the award, what the vesting requirements will be, if any, and what the other features and conditions of each award will be. The compensation committee may also reprice outstanding options and modify outstanding awards in other ways.

     Eligibility. The following groups of individuals are eligible to participate in the 2000 Equity Incentive Plan:

     - Employees;

     - Members of our board of directors who are not employees; and

     - Consultants.

     Types of Awards. The 2000 Equity Incentive Plan provides for the following types of award:

     - Options to purchase shares of our common stock;

     - Stock appreciation rights;

     - Restricted shares of our common stock; and

     - Stock units (sometimes called phantom shares).

     Options and Stock Appreciation Rights. Options may be incentive stock options or nonstatutory stock options. An optionee who exercises an incentive stock option may qualify for favorable tax treatment under Section 422 of the Internal Revenue Code of 1986. On the other hand, nonstatutory stock options do not qualify for such favorable tax treatment. The exercise price of incentive stock options granted under the 2000 Equity Incentive Plan may not be less than 100% of the fair market value of our common stock on the option grant date. The exercise price of nonstatutory stock options may not be less than 85% of the fair market value of our common stock on the grant date. The compensation committee determines the base price of stock appreciation rights. Optionees may pay the exercise price by using:

     - Cash;

     - Shares of common stock that the optionee already owns;

     - A full-recourse promissory note, except that the par value of newly issued shares must be paid in cash;

     - An immediate sale of the option shares through a broker designated by us; or

     - A loan from a broker designated by us, secured by the option shares.

     Options and stock appreciation rights vest at the time or times determined by the compensation committee. In most cases, our options vest over the four-year period following the date of grant. Options and stock appreciation rights generally expire 10 years after they are granted, except that they generally expire earlier if the optionee's service terminates earlier. The 2000 Equity Incentive Plan provides that no participant may receive options covering more than 2,500,000 shares and stock appreciation rights covering more than 2,500,000 shares in the same year, except that a newly hired employee may receive options covering up to 5,000,000 shares and stock appreciation rights covering up to 5,000,000 shares in the first year of employment.

     Restricted Shares and Stock Units. Restricted shares may be awarded under the 2000 Equity Incentive Plan in return for:

     - Cash;

     - A full-recourse promissory note, except that the par value of newly issued shares must be paid in cash;

     - Services already provided to us; and

     - In the case of treasury shares only, services to be provided to us in the future.

Restricted shares and stock units vest at the time or times determined by the compensation committee.

     Change in Control. If a change in control of ANDA occurs, an award under the 2000 Equity Incentive Plan may vest on an accelerated basis to the extent determined by the compensation committee. The compensation committee may determine that outstanding grants will vest in full or in part at the time of the change in control. It may also determine that the grants will vest on an accelerated basis only if the participant is actually or constructively discharged within a specified period of time after the change in control. Finally, the committee may determine that the grants will remain outstanding without acceleration of vesting. However, if the surviving corporation fails to assume an outstanding award or replace it with a comparable award, then the award will always become fully vested as a result of the change in control. A change in control includes:

     - A merger of ANDA after which our own stockholders own 50% or less of the surviving corporation;

     - A sale of all or substantially all of our assets;

     - A proxy contest that results in the replacement of 50% or more of our directors over a 24-month period; or

     - An acquisition of 50% or more of our outstanding stock by any person or group, other than a person related to ANDA, such as a holding company owned by our stockholders.

     Amendments or Termination. Our board may amend or terminate the 2000 Equity Incentive Plan at any time. If our board amends the plan, it does not need to ask for stockholder approval of the amendment unless applicable law requires it. The 2000 Equity Incentive Plan will continue in effect indefinitely, unless the board decides to terminate the plan.

401(K) PLAN

     We sponsor a defined contribution plan intended to qualify under Section 401 of the Internal Revenue Code. Participants may make pre-tax contributions to the plan of up to 15% of their eligible earnings, subject to a statutorily prescribed annual limit. Participants are fully vested in their contributions and the investment earnings. We do not make matching contributions to the 401(k) plan. Contributions by the participants to the 401(k) plan, and the income earned on these contributions, are generally not taxable to the participants until withdrawn. Contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.

2000 EMPLOYEE STOCK PURCHASE PLAN

     Share Reserve and Administration. Our board of directors adopted our 2000 Employee Stock Purchase Plan on June 15, 2000. Our 2000 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code. We have reserved 1,000,000 shares of our common stock for issuance under the plan. On February 1 of each year, starting with the year 2001, the number of shares in the reserve will automatically be restored to 1,000,000. In other words, the reserve will be increased by the number of shares that have been issued under the 2000 Employee Stock Purchase Plan during the prior 12-month period. The compensation committee of our board of directors will administer the plan.

     Eligibility. All of our employees are eligible to participate if we employ them for more than 20 hours per week and for more than five months per year. Eligible employees may begin participating in the 2000 Employee Stock Purchase Plan at the start of any offering period. Each offering period lasts 24 months. Overlapping offering periods start on February 1, May 1, August 1 and November 1 of each year. However, the first offering period will start on the effective date of this offering and end on July 31, 2002.

     Amount of Contributions. Our 2000 Employee Stock Purchase Plan permits each eligible employee to purchase common stock through payroll deductions. Each employee's payroll deductions may not exceed 20% of the employee's cash compensation. Purchases of our common stock will occur on January 31, April 30, July 31 and October 31 of each year. Each participant may purchase up to 1,500 shares on any purchase date (6,000 shares per year). But the value of the shares purchased in any calendar year (measured as of the beginning of the applicable offering period) may not exceed $25,000.

     Purchase Price. The price of each share of common stock purchased under our 2000 Employee Stock Purchase Plan will be 85% of the lower of:

     - The fair market value per share of common stock on the date immediately before the first day of the applicable offering period, or

     - The fair market value per share of common stock on the purchase date.

     In the case of the first offering period, the price per share under the plan will be 85% of the lower of:

     - The price per share to the public in this offering, or

     - The fair market value per share of common stock on the purchase date.

     Other Provisions. Employees may end their participation in the 2000 Employee Stock Purchase Plan at any time. Participation ends automatically upon termination of employment with ANDA. If a change in control of ANDA occurs, our 2000 Employee Stock Purchase Plan will end and shares will be purchased with the payroll deductions accumulated to date by participating employees, unless the plan is assumed by the surviving corporation or its parent. Our board of directors may amend or terminate the 2000 Employee Stock Purchase Plan at any time. If our board increases the number of shares of common stock reserved for issuance under the plan (except for the automatic increases described above), it must seek the approval of our stockholders. The 2000 Employee Stock Purchase Plan will continue in effect for 20 years, unless the board decides to terminate the plan earlier.

2000 DIRECTORS' STOCK OPTION PLAN

     Share Reserve. Our board of directors adopted our 2000 Directors' Stock Option Plan on April 28, 2000. We have reserved 500,000 shares of our common stock for issuance under the plan. On January 1 of each year, starting with the year 2001, the number of shares in the reserve will automatically be restored to 500,000. In other words, the reserve will be increased by the number of shares that have been optioned under the 2000 Directors' Stock Option Plan during the prior 12-month period. In general, if options granted under the plan are forfeited, then those options will again become available for grants under the plan.

     Administration and Eligibility. The compensation committee of our board of directors will administer the 2000 Directors' Stock Option Plan, although all grants under the plan are automatic and non-discretionary. Only the non-employee members of our board of directors will be eligible for option grants under the 2000 Directors' Stock Option Plan.

     Initial Grants. Each non-employee director who first joins our board after the effective date of this offering will receive an initial option for 50,000 shares. That grant will occur when the director takes office. Each non-employee director who joins one or more committees of our board after the effective date of this offering will receive an initial option for 25,000 shares. That grant will occur when the director assumes his or her first committee assignment. No director receives more than one 25,000-share grant.

     Annual Grants. At the time of each of our annual stockholders' meetings, beginning in 2001, each non-employee director who will continue to be a director after that meeting will automatically be granted an option for 10,000 shares of our common stock. However, a new non-employee director who is receiving the 50,000-share initial option will not receive the 10,000-share annual option in the same calendar year. At the time of each of our annual stockholders' meetings, beginning in 2001, each non-employee director who will be a member of one or more committees of the board after that meeting will automatically be granted an option for 5,000 shares of our common stock. However, a new committee member who is receiving the 25,000-share initial option will not receive the 5,000-share annual option in the same calendar year. At the time of each of our annual stockholders' meetings, beginning in 2001, the chairman of our board of directors will automatically be granted an option for 5,000 shares of our common stock.

     Vesting. All options granted under the 2000 Directors' Stock Option Plan vest in equal monthly installments over the four-year period of service following the date of grant, except that all vesting for the first year occurs at the close of that year. A director's service during a year is not credited for vesting if he or she attends fewer than 75% of the board meetings in that year (or fewer than 75% of the meetings of his or her committees, in the case of options granted in recognition of service on committees). A non-employee director's option will become fully vested in the event of his or her death. If a change in control of ANDA occurs, all options granted under the 2000 Directors' Stock Option Plan will become fully vested if the surviving corporation does not assume them. If the surviving corporation assumes the options, they become 25% vested upon a change in control, if the director otherwise would be less than 25% vested. In addition, if the surviving corporation assumes the options, they will become fully vested if the director loses his board seat at the time of the change in control or within 12 months after the change in control.

     Other Option Terms. The exercise price of each non-employee director's option will be equal to the fair market value of our common stock on the option grant date. A director may pay the exercise price by using cash, shares of common stock that the director already owns, or an immediate sale of the option shares through a broker designated by us. The options have a 10-year term, except that they expire one year after a director's death, six months after a director leaves the board due to disability and three months after a director leaves the board for any other reason.

     Amendments or Termination. Our board may amend or terminate the 2000 Directors' Stock Option Plan at any time. If our board amends the plan, it does not need to ask for stockholder approval of the amendment unless applicable law requires it. The 2000 Directors' Stock Option Plan will continue in effect indefinitely, unless the board decides to terminate the plan.

                           RELATED PARTY TRANSACTIONS

     Since February 1, 1998 we have issued and sold securities to the following persons who are our executive officers, directors or principal stockholders. Each share of Series A, Series B, Series C and Series D Preferred Stock will convert into one share of common stock upon the closing of this offering. These figures reflect activity through June 30, 2000.

                                        NUMBER OF   NUMBER OF   NUMBER OF   NUMBER OF
                                        SHARES OF   SHARES OF   SHARES OF   SHARES OF   NUMBER OF
                                        SERIES A    SERIES B    SERIES C    SERIES D    SHARES OF   TOTAL SHARES OF
                                        PREFERRED   PREFERRED   PREFERRED   PREFERRED    COMMON      COMMON STOCK
               INVESTOR                   STOCK       STOCK       STOCK       STOCK       STOCK      AS CONVERTED
               --------                 ---------   ---------   ---------   ---------   ---------   ---------------
Charles R. Kenmore....................        --          --          --          --    1,500,000      1,500,000
George Chen...........................   200,000          --          --          --     400,000         600,000
Tony Chern............................   200,000          --          --          --    1,350,000      1,550,000
Dr. Rueiming Jamp.....................   200,000          --          --          --    1,350,000      1,550,000
Stephen Gill..........................        --          --          --          --      62,500          62,500
Robert Simkavitz......................        --          --          --          --     280,000         280,000
Entities affiliated with
  Venrock Associates..................        --    6,756,757   1,500,000    218,658          --       8,475,415
Entities affiliated with Highland
  Capital.............................        --          --    4,500,000    364,431          --       4,864,431
Acorn Venture Partners................  4,800,000         --          --          --          --       4,800,000
Chens, LLC............................        --    1,450,000         --          --    3,375,000      4,825,000
ADC Telecommunications Inc............        --          --    2,500,000         --          --       2,500,000

     Shares held by all affiliated persons and entities have been aggregated. See "Principal Stockholders" for more detail on shares held by these purchasers. Anthony Sun, one of our directors, is an affiliate of each of the entities affiliated with Venrock Associates. Paul Maeder, one of our directors, is an affiliate of each of the entities affiliated with Highland Capital. WuFu Chen, our chairman of the board, is an affiliate of each of Acorn Venture Partners and Chens, LLC.

     In addition, we have granted options to certain of our executive officers. See "Management -- Executive Compensation."

SERIES A FINANCING

     On February 25, 1998, we issued and sold 5,600,000 shares of our Series A Preferred Stock at a price of $0.25 per share to a group of investors, including Acorn Venture Partners, with which WuFu Chen, our chairman of the board is affiliated, Tony Chern, our vice president of engineering and Dr. Rueiming Jamp, our chief technical officer.

SERIES B FINANCING

     On September 30, 1998, we issued and sold 9,858,257 shares of our Series B Preferred Stock at a price of $0.333 per share to a group of investors, including entities affiliated with Venrock Associates, with which Anthony Sun, one of our directors, is affiliated and Chens, LLC, an entity associated with WuFu Chen, our Chairman of the Board, is affiliated.

SERIES C FINANCING

     On March 25, 1999, we issued and sold 11,025,000 shares of our Series C Preferred Stock at a price of $2.00 per share to a group of investors, including entities affiliated with Highland Capital Partners with which Paul Maeder, one of our directors, is affiliated, and entities affiliated with Venrock Associates with which Anthony Sun, one of our directors, is affiliated. ADC Telecommunications also purchased shares of our Series C Preferred Stock on March 25, 1999. ADC Telecommunications is a value added reseller of our Universal Access Platform. We derived 95% of our revenue in the fiscal year 1999 and 97% of our revenue in the six month period ending June 30, 2000 from sales to PairGain Technologies which was recently acquired by ADC Telecommunications. In addition, Mike Pascoe, one of our directors, served as president and chief executive of PairGain Technologies from December 1998 to June 2000.

SERIES D FINANCING

     On March 27, 2000, March 31, 2000 and April 3, 2000, we issued and sold 5,059,644 shares of our Series D Preferred Stock at a price of $13.72 per share to a group of investors, including entities affiliated with Highland Associates, with which Paul Maeder, one of our directors, is affiliated and entities affiliated with Venrock Associates, with which Anthony Sun, one of our directors, is affiliated.

LOANS TO EXECUTIVE OFFICERS

     From February 28, 1999 to May 31, 1999, we advanced $93,311.38 to Charles
R. Kenmore, our president, chief executive officer and chief financial officer, pursuant to four promissory notes and a Third Deed of Trust. These notes accrued interest at the rates of 4.62%, 4.67%, 4.99% and 4.90%, respectively, per annum, compounded annually. These loans were granted pursuant to Mr. Kenmore's offer letter dated January 5, 1999 in order to pay for his relocation expenses. Pursuant to the terms of the offer letter, these four notes were forgiven in full on January 11, 2000 after a year of employment. On August 20, 1999 and May 11, 2000, we advanced two notes for $50,000 each to Mr. Kenmore pursuant to a promissory note and third deed of trust. The principal balance of the first note, together with interest accrued but unpaid to this date, is due and payable on February 1, 2002 and for the second note, is due February 1, 2003. Interest accrues under these notes at a rate of 5.43% per annum for the first note and 6.42% for the second note, compounded annually. The amount of this note is currently outstanding, plus accrued interest.

     On March 8, 2000, we advanced $59,970 to Robert Simkavitz, one of our officers, pursuant to a full recourse promissory note and stock pledge agreement. The principal balance of this note, together with interest accrued but unpaid to this date, is due and payable March 7, 2005. Interest accrues under the note at a rate of 6.80% per annum, compounded annually. The amount of this note is currently outstanding, plus accrued interest.

EMPLOYMENT AGREEMENTS

     We have entered into employment agreements with several of our executive officers. See "Management -- Employment Agreements and Change in Control Arrangements."

WARRANT AND OPTION GRANTS

     In the past, we have granted options to our executive officers and directors. We intend to grant additional options to our directors and officers in the future. See "Management -- Option Grants in Last Fiscal Year" and "Management -- Director Compensation."

INDEMNIFICATION AND LIMITATION OF DIRECTOR AND OFFICER LIABILITY

     We have entered into an Indemnification Agreement with each of our executive officers and directors. See "Management -- Limitations on Directors Liability and Indemnification."

                            ------------------------

     We believe that the transactions set forth above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. All future transactions, including loans between us and our officers, directors, principal stockholders and their affiliates will be approved by a majority of the board of directors, and will continue to be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth, as of June 30, 2000 and as adjusted to reflect the sale of the common stock offered in this prospectus, the beneficial ownership of: (1) each person who is known by us to beneficially own more than 5% of our common stock; (2) each of our Named Executive Officers, (3) each of our directors; and (4) all of our directors and executive officers as a group. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, based on information furnished by such owners, have sole voting and investment power with respect to such shares.

     The percentage of beneficial ownership for the following table is based on 47,661,304 shares of common stock outstanding as of June 30, 2000, assuming conversion of all outstanding shares of preferred stock into an equal number of
shares of common stock and           shares of common stock outstanding after
the completion of this offering, assuming no exercise of the underwriters' over-allotment option.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Common stock subject to options exercisable within 60 days of April 30, 2000 are deemed outstanding for purposes of computing the percentage ownership of the person holding such option but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except where indicated, and subject to community property laws where applicable, the persons in the table above have sole voting and investment power with respect to all common stock shown as beneficially owned by them.

                                                                          PERCENTAGE OF
                                                                              SHARES
                                                                        BENEFICIALLY OWNED
                                                  NUMBER OF SHARES     --------------------
                                                 BENEFICIALLY OWNED     BEFORE      AFTER
          NAME OF BENEFICIAL OWNER(1)             BEFORE OFFERING      OFFERING    OFFERING
          ---------------------------            ------------------    --------    --------
5% STOCKHOLDERS
Acorn Venture Partners(2)......................       4,800,000          10.1%
  3350 Scott Blvd., Bldg. 16
  Santa Clara, CA 95054
Entities affiliated with
  Highland Capital(3)..........................       4,864,431          10.2
  Two International Place, Floor 22
  Boston, MA 02110
Chens, L.L.C.(4)...............................       4,825,000          10.1
ADC Telecommunications Inc.....................       2,500,000           5.3
  14402 Franklin Avenue
  Tustin, CA 95780-7013
Entities affiliated with
  Venrock Associates(5)........................       8,475,415          17.8
  30 Rockefeller Plaza, Room 5508
  New York, NY 10012
NAMED EXECUTIVE OFFICERS AND DIRECTORS
Charles R. Kenmore(6)..........................       1,500,000           3.2
WuFu Chen(7)...................................       9,625,000          20.2
Tony Chern(8)..................................       1,550,000           3.3
Dr. Rueiming Jamp(9)...........................       1,550,000           3.3
George Bruno(10)...............................          75,000             *
Mike Pascoe(11)................................          75,000             *

                                                                          PERCENTAGE OF
                                                                              SHARES
                                                                        BENEFICIALLY OWNED
                                                  NUMBER OF SHARES     --------------------
                                                 BENEFICIALLY OWNED     BEFORE      AFTER
          NAME OF BENEFICIAL OWNER(1)             BEFORE OFFERING      OFFERING    OFFERING
          ---------------------------            ------------------    --------    --------
Paul Maeder(12)................................       4,914,431          10.3
  c/o Highland Capital
  Two International Place, Floor 22
  Boston, MA 02110
Anthony Sun(13)................................       8,525,415          17.9
  c/o Venrock Associates
  30 Rockefeller Plaza, Room 5508
  New York, NY 10012
All executive officers and directors as a group
  (12 persons)(14).............................      29,244,846          54.5

---------------

  *  Represents beneficial ownership of less than 1%.

 (1) Unless otherwise indicated, the address of each of the individuals listed in the table is c/o ANDA Networks, Inc., 2708 Orchard Parkway, San Jose, CA 95134.

 (2) Includes 4,800,000 shares of Series A Preferred Stock.

 (3) Includes 4,320,000 shares of Series C Preferred Stock and 349,854 shares of Series D Preferred Stock held by Highland Capital Partners IV, LP; 180,000 shares of Series C Preferred Stock and 14,577 shares of Series D Preferred Stock held by Highland Entrepreneur's Fund IV, LP.

 (4) Consists of 3,375,000 shares of Common Stock and 1,450,000 shares of Series B Preferred Stock held by Chens, LLC.

 (5) Includes 3,040,541 shares of Series B Preferred Stock, 615,000 shares of Series C Preferred Stock and 86,064 shares of Series D Preferred Stock held by Venrock Associates and 3,716,216 shares of Series B Preferred Stock, 885,000 shares of Series C Preferred Stock and 123,848 shares of Series D Preferred Stock held by Venrock Associates II, L.P. and 8,746 shares of Series D Preferred Stock held by Venrock Entrepreneurs Fund

 (6) Consists of 1,500,000 shares of Common Stock held by Charles R. and Carolyn Cooper Kenmore as joint tenants with right of survivorship.

 (7) Consists of 3,375,000 shares of Common Stock, 1,450,000 shares of Series B Preferred Stock held by Chens, LLC and 4,800,000 shares of Series A Preferred Stock held by Acorn Venture Partners. Mr. Chen is a partner in Acorn Venture Partners and our Chairman of the Board. Mr. Chen disclaims beneficial ownership of the shares held by him except to the extent of his proportionate interest therein.

 (8) Consists of 761,112 shares of Common Stock held by Helen Chern and Tony Chern, 188,888 shares of Common Stock held by Tony Chern as custodian for Michelle Alice Chern under the California Uniform Transfers to Minors Act and 400,000 shares of Common Stock and 200,000 shares of Series A Preferred Stock held by Mr. Chern. Mr. Chern disclaims beneficial ownership of the shares held by Mr. Chern as trustee for Michelle Alice Chern.

 (9) Consists of 43,888 shares of Common Stock held by Patrick Jamp and 43,888 shares of Common Stock held by Joseph Jamp and includes 200,000 shares of Series A Preferred Stock.

(10) Includes options immediately exercisable for 75,000 shares.

(11) Includes options immediately exercisable for 75,000 shares.

(12) Includes 4,320,000 shares of Series C Preferred Stock and 349,854 shares of Series D Preferred Stock held by Highland Capital Partners IV, LP; 180,000 shares of Series C Preferred Stock and 14,577 shares of Series D Preferred Stock held by Highland Entrepreneur's Fund IV, LP. Mr. Maeder is a Founder and Managing General Partner of Highland Capital Partners and a director of ANDA Networks. He disclaims beneficial ownership of the shares held by him except to the extent of his proportionate interest therein. Includes options immediately exerciseable for 50,000 shares.

(13) Includes 3,040,541 shares of Series B Preferred Stock, 615,000 shares of Series C Preferred Stock and 86,064 shares of Series D Preferred Stock held by Venrock Associates and 3,716,216 shares of Series B Preferred Stock, 885,000 shares of Series C Preferred Stock and 123,848 shares of Series D Preferred Stock held by Venrock Associates II, L.P. and 8,746 shares of Series D Preferred Stock held by Venrock Entrepreneurs Fund. Mr. Sun is a Managing General Partner at Venrock Associates and a director of ANDA Networks. He disclaims beneficial ownership of the shares held by him except to the extent of his proportionate interest therein. Includes options immediately exerciseable for 50,000 shares.

(14) Includes options immediately exercisable for 637,500 shares and shares disclosed in notes 2 and 4.

                          DESCRIPTION OF CAPITAL STOCK

     Upon the closing of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, $0.0001 par value, and 10,000,000 shares of preferred stock, $0.0001 par value. The following summary of our common stock and preferred stock do not purport to be complete and is subject to, and qualified in its entirety by, our certificate of incorporation and bylaws and by the provisions of applicable law.

COMMON STOCK

     As of June 30, 2000, there were 47,661,304 shares of common stock outstanding that were held of record by approximately
stockholders. There will be           shares of common stock outstanding
(assuming no exercise of the underwriters' over-allotment option and assuming no exercise after June 30, 2000, of outstanding options) after giving effect to the sale of the shares of common stock to the public in this offering and the conversion of each share of our preferred stock into one share of common stock.

     The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. ADC Telecommunications is subject to an agreement under which it will vote its shares of our stock in the same proportion as the votes cast by other of our stockholders with respect to the approval of our acquisition by another company, whether by merger or a sale of substantially all of our assets. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See "Dividend Policy." In the event of the liquidation, dissolution or winding up of ANDA Networks, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable.

PREFERRED STOCK

     The board of directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of ANDA Networks without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any shares of preferred stock.

REGISTRATION RIGHTS

     After this offering, assuming automatic conversion of all outstanding preferred stock into common stock, the holders of 41,103,776 shares of common stock will be entitled to rights with respect to the registration of these shares under the Securities Act. Under the terms of our agreement with the holders of these registrable securities, if we proposed to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of that registration and are entitled to include shares of their registrable common stock therein. Holders of 31,557,901 shares of common stock also have demand registration rights pursuant to which they may require us to file a registration statement under the Securities Act at our expense with respect to their shares of common stock, and we are required to use our best efforts to effect that registration. Further, the holders of these demand rights may require us to file additional registration statements on Form S-3. All of these registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in that registration and our right not to effect a requested registration within six months following an offering of our securities, including this offering.

ANTITAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

CERTIFICATE OF INCORPORATION AND BYLAWS

     The certificate of incorporation and bylaws provide that:

     - all directors will be part of a classified board of directors that results only in approximately one-third of our directors within the classified board being elected at each annual meeting of stockholders;

     - effective upon the closing of this offering, all stockholder actions must be effected at a duly called meeting and not by a consent in writing;

     - directors may only be removed for cause and only by a supermajority vote;

     - provisions of the certificate of incorporation and bylaws may only be amended by a supermajority vote; and

     - a special meeting of the stockholders may only be called by the Chief Executive Officer, the President, the Chairman of the Board of Directors or a majority of the Board of Directors.

     These provisions of the certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of ANDA Networks. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage transactions that may involve an actual or threatened change of control of ANDA Networks. These provisions are designed to reduce the vulnerability of ANDA Networks to an unsolicited acquisition proposal. The provisions also are intended to discourage tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit an increase in the market price of our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management. See "Risk Factors -- Provisions in our charter documents and Delaware law may delay or prevent an acquisition of our company."

DELAWARE TAKEOVER STATUTE

     We are subject to Section 203 of the Delaware General Corporation Law, which, unless the stockholders adopt an amendment to the contrary, our stock is no longer listed on a national securities exchange, or the stockholders consent to such combination, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the interested stockholder became an interested stockholder, unless:

     - prior to becoming an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (1) by persons who are directors and also officers and (2) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - on or subsequent to becoming an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 defines business combination to include:

     - any merger or consolidation involving the corporation and the interested stockholder;

     - any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

     - any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder except pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of such composition, pursuant to merger of a parent and a subsidiary, or pursuant to an exchange offer by the company to purchase stock made on the same terms to all holders of said stock;

     - any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

     - the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the common stock is BancBoston, NA. BancBoston, NA is located at 150 Royall Street in Canton, MA and its telephone number is (781) 575-3400.

NASDAQ STOCK MARKET LISTING

     We have applied to have our common stock listed on the Nasdaq National Market for quotation under the symbol "ANDA".

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon the completion of this offering, we will have           shares of
common stock outstanding, assuming the issuance of           shares of common
stock offered hereby and no exercise of options after June 30, 2000. Of these
shares, the           shares sold in the offering will be freely tradable
without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below.

SALES OF RESTRICTED SHARES

     The remaining           shares of common stock are deemed restricted shares
under Rule 144. The number of shares of common stock available for sale in the public market is limited by restrictions under the Securities Act and lock-up agreements under which the holders of such shares have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this prospectus without the prior written consent of Goldman, Sachs & Co. On
the date of this prospectus, no shares other than the           shares offered
hereby will be eligible for sale. Beginning 180 days after the date of this prospectus, or earlier with the consent of Goldman, Sachs & Co.
restricted shares will become available for sale in the public market subject to certain limitations of Rule 144 of the Securities Act.

     In general, under Rule 144 of the Securities Act as currently in effect, beginning 90 days after this offering, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year, including a person who may be deemed an affiliate, is entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of 1% of the then-outstanding shares of our common stock
(approximately           shares after giving effect to this offering) and the
average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 of the Securities Act are subject to certain restrictions relating to manner of sale, notice and the availability of current public information about us. A person who is not our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least two years, would be entitled to sell such shares immediately following this offering without regard to the volume limitations, manner of sale provisions or notice or other requirements of Rule 144 of the Securities Act. However, the transfer agent may require an opinion of counsel that a proposed sale of shares comes within the terms of Rule 144 of the Securities Act prior to effecting a transfer of such shares.

     Prior to this offering, there has been no public market for our common stock and no predictions can be made of the effect, if any, that the sale or availability for sale of shares of additional common stock will have on the market price of our common stock. Nevertheless, sales of substantial amounts of such shares in the public market, or the perception that such sales could occur, could adversely affect the market price of the common stock and could impair our future ability to raise capital through an offering of our equity securities.

OPTIONS

     As of June 30, 2000, there were a total of 2,021,271 shares of common stock subject to outstanding options under our 1998 Stock Plan, of which 157,173 were vested. However, all of these shares are subject to lock-up agreements. Immediately after the completion of the offering, ANDA Networks intends to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock reserved for future issuance under the 1998 Stock Plan, 2000 Equity Incentive Plan, 2000 Employee Stock Purchase Plan and 2000 Directors' Stock Option Plan. On the date 180 days after the effective date of
the offering, a total of           shares of common stock subject to outstanding
options outstanding as of June 30, 2000 will be vested. After the effective dates of the registration statement on Form S-8, shares purchased upon exercise of options and shares purchased under the 2000 Employee Stock Purchase Plan generally would be available for resale in the public market, subject to lock-up agreements, if applicable.

     Rule 701 under the Securities Act provides that shares of common stock acquired before or after the date of this offering on the exercise of outstanding options granted before the date of this offering may be resold by persons other than our affiliates, beginning 90 days after the date of this prospectus, subject only to the manner of sale provisions of Rule 144, and by affiliates, beginning 90 days after the date of this prospectus, subject to all provisions of Rule 144 except its one-year minimum holding period.

REGISTRATION RIGHTS

     Following this offering, subject to specified blackout periods, holders of 31,557,901 shares of our outstanding common stock will have demand registration rights with respect to their shares of our common stock, subject to the 180-day lock-up arrangement described below, to require us to register their shares of our common stock under the Securities Act, or rights to participate in any future registration of securities by us. If the holders of these registrable securities request that we register their shares, and if the registration is effected, these shares will become freely tradable without restriction under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See "Description of Capital Stock -- Registration Rights."

LOCK-UP AGREEMENTS

     We, each of our officers and directors and substantially all other stockholders have agreed, subject to specified exceptions, not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this offering. Goldman, Sachs & Co., however, may in its sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up agreements. See "Underwriting."

                                  UNDERWRITING

     ANDA Networks and the underwriters named below have entered into an underwriting agreement with respect to shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., FleetBoston Robertson Stephens Inc., Chase Securities Inc. and U.S. Bancorp Piper Jaffray Inc. are the representatives of the underwriters.

                                                              Number of
                        Underwriters                           Shares
                        ------------                          ---------
Goldman, Sachs & Co. .......................................
FleetBoston Robertson Stephens Inc. ........................
Chase Securities Inc. ......................................
U.S. Bancorp Piper Jaffray Inc. ............................
                                                               -------
          Total.............................................
                                                               =======

     If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional shares from ANDA Networks to cover such sales. They may exercise that option for 30 days. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by ANDA Networks. These amounts are shown assuming both no exercise and full exercise of the underwriters'
option to purchase                additional shares.

                                                                 Paid by ANDA Networks
                                                              ----------------------------
                                                              No Exercise    Full Exercise
                                                              -----------    -------------
Per share...................................................   $               $
Total.......................................................   $               $

     Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount
of up to $     per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to
certain other brokers or dealers at a discount of up to $     per share from the
initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

     ANDA Networks and its directors, officers and substantially all other stockholders have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This restriction does not apply to any issuances by ANDA Networks under its existing employee benefit plans or transfers by gift or to any trust for the benefit of each of the directors, officers or stockholders or their immediate families, or for corporations, transfers to any wholly-owned subsidiary of such corporation, provided that in each case the transferee agrees to be bound by the restriction for any remaining period and that any such transfer not involve a disposition for value. This restriction also does not apply to shares of common stock purchased in this offering or shares purchased in the open market after completion of this offering. See "Shares Eligible for Future Sale" for a discussion of transfer restrictions.

     At ANDA Networks' request, the underwriters have reserved, at the initial
public offering price, up to           shares of common stock for sale to select
directors, officers, employees, and friends of ANDA Networks. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered to the general public on the same basis as the other shares offered hereby.

     Prior to this offering, there has been no public market for the shares. The initial public offering price will be negotiated among ANDA Networks and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be ANDA Networks' historical performance, estimates of the business potential and earnings prospects of ANDA Networks, an assessment of ANDA Networks' management and the consideration of the above factors in relation to market valuation of companies in related businesses.

     ANDA Networks has applied for quotation of its common stock on the Nasdaq National Market under the symbol "ANDA".

     In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from ANDA Networks in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over allotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

     The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of this underwriter in stabilizing or short-sale covering transactions.

     Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of ANDA Networks' stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter marker or otherwise.

     A prospectus in electronic format may be made available on Internet web sites maintained by one or more of the representatives of the underwriters of this offering and may also be made available on Internet web sites maintained by other underwriters or securities dealers. The representatives of the underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Any Internet distributions will be allocated by the representatives of the underwriters to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

     The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

     ANDA Networks estimates that the total expenses of the offering, excluding
underwriting discounts and commissions, will be approximately $          .

     ANDA Networks has agreed to indemnify the underwriters against liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California. As of the date of this prospectus, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP beneficially owned an aggregate of 27,288 shares of our common stock. Certain legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling, Menlo Park, California.

                                    EXPERTS

     The financial statements as of December 31, 1999 and 1998 and for the year ended December 31, 1999, and the period from January 28, 1998 (inception) to December 31, 1998 included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given upon the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedule thereto. For further information with respect to ANDA Networks and the common stock offered in this offering, reference is made to the registration statement and to the attached exhibits and schedules. Statements made in this prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved. The registration statement and the attached exhibits and schedules may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, NY 10048, and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission upon payment of prescribed fees. Reports, proxy and information statements and other information regarding registrants that file electronically with the Commission may also be inspected without charge at a website maintained by the Securities and Exchange Commission at http://www.sec.gov.

                              ANDA NETWORKS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Balance Sheets..............................................  F-3
Statements of Operations....................................  F-4
Statements of Mandatorily Redeemable Convertible Preferred
  Stock and Stockholders' Deficit...........................  F-5
Statements of Cash Flows....................................  F-6
Notes to Financial Statements...............................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of ANDA Networks, Inc.

     In our opinion, the accompanying balance sheets and the related statements of operations, of mandatorily redeemable convertible preferred stock and stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of ANDA Networks, Inc. at December 31, 1998 and 1999, and the results of operations and cash flows for the period from January 28, 1998 (inception) to December 31, 1998 and for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP
San Jose, California
May 16, 2000

                              ANDA NETWORKS, INC.

                                 BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                         PRO FORMA
                                                                                       STOCKHOLDERS'
                                                   DECEMBER 31,                          EQUITY AT
                                                -------------------      JUNE 30,        JUNE 30,
                                                 1998        1999          2000            2000
                                                -------    --------    ------------    -------------
                                                                       (UNAUDITED)      (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents...................  $ 1,716    $  6,155      $ 74,021
  Short-term investments......................       --       7,632         4,608
  Accounts receivable, net of allowance for
     doubtful accounts of $0, $0 and $60
     (unaudited) at December 31, 1998 and 1999
     and June 30, 2000, respectively..........       --         914         1,797
  Inventory...................................       --         170         1,059
  Other current assets........................       --         318           429
                                                -------    --------      --------
     Total current assets.....................    1,716      15,189        81,914
Property and equipment, net...................      621       1,574         2,829
Other assets..................................       26          25            51
                                                -------    --------      --------
     Total assets.............................  $ 2,363    $ 16,788      $ 84,794
                                                =======    ========      ========
LIABILITIES, MANDATORILY REDEEMABLE
  CONVERTIBLE
PREFERRED STOCK AND STOCKHOLDERS' EQUITY
  (DEFICIT)
Current liabilities:
  Accounts payable............................  $   277    $    811      $  3,337
  Accrued liabilities.........................      105         988         1,501
  Note payable, current portion...............       --         184           500
  Deferred revenue............................       --          --           570
                                                -------    --------      --------
     Total current liabilities................      382       1,983         5,908
                                                -------    --------      --------
Note payable, net of current portion..........       --         422           854
                                                -------    --------      --------
     Total liabilities........................      382       2,405         6,762
                                                -------    --------      --------
Commitments (Note 4)
Mandatorily Redeemable Convertible Preferred
  Stock (Note 6) (Liquidation value at
  December 31, 1999 of $26,733)...............    4,656      29,896       112,945        $     --
                                                -------    --------      --------        --------
Stockholders' equity (deficit):
  Common Stock: $0.0001 par value; 55,000
     shares authorized, 200,000 shares
     authorized pro forma; 4,975, 13,990 and
     16,104 (unaudited) issued and outstanding
     at December 31, 1998, 1999 and June 30,
     2000: 47,662 (unaudited) shares issued
     and outstanding pro forma................       --           1             2               5
  Additional paid-in capital..................      124       3,366         7,544         120,504
  Receivables from stockholders...............       --          --           (60)            (60)
  Deferred stock-based compensation...........       --      (3,941)      (15,335)        (15,335)
  Accumulated deficit.........................   (2,799)    (14,939)      (27,064)        (27,064)
                                                -------    --------      --------        --------
     Total stockholders' equity (deficit).....   (2,675)    (15,513)      (34,913)       $ 78,050
                                                =======    ========      ========        ========
     Total liabilities, mandatorily redeemable
       convertible preferred stock and
       stockholders' equity (deficit).........  $ 2,363    $ 16,788      $ 84,794
                                                =======    ========      ========

   The accompanying notes are an integral part of these financial statements.

                              ANDA NETWORKS, INC.

                            STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                PERIOD FROM
                                                JANUARY 28,                         SIX MONTH PERIOD
                                              1998 (INCEPTION)    YEAR ENDED         ENDED JUNE 30,
                                              TO DECEMBER 31,    DECEMBER 31,   -------------------------
                                                    1998             1999          1999          2000
                                              ----------------   ------------   -----------   -----------
                                                                                (UNAUDITED)   (UNAUDITED)
Revenue.....................................      $    --          $  1,248       $   101      $  8,329
Cost of revenue:
  Stock-based compensation..................           --                16             1            82
  Other cost of revenue.....................           --               821           115         3,960
                                                  -------          --------       -------      --------
  Total cost of revenue.....................           --               837           116         4,042
                                                  -------          --------       -------      --------
Gross profit (loss).........................           --               411           (15)        4,287
Operating expenses:
  Research and development expenses
    (exclusive of stock-based compensation
    of $0, $454, $105 (unaudited) and $1,885
    (unaudited) for the periods ended
    December 31, 1998, December 31, 1999,
    June 30, 1999 and June 30, 2000)........        2,214             7,494         2,937         7,328
  Sales and marketing expenses (exclusive of
    stock-based compensation of $0, $516,
    $52 (unaudited) and $1,598 (unaudited)
    for the periods ended December 31, 1998,
    December 31, 1999, June 30, 1999 and
    June 30, 2000)..........................          150             1,909           506         2,477
  General and administrative expenses:
    stock-based compensation of $0, $1,285,
    $39 (unaudited) and 2,471 (unaudited)
    for the periods ended December 31, 1998,
    December 31, 1999, June 30, 1999 and
    June 30, 2000)..........................          466             1,626           768         1,950
  Stock-based compensation..................           --             2,255           196         5,954
                                                  -------          --------       -------      --------
         Total operating expenses...........        2,830            13,284         4,407        17,709
                                                  -------          --------       -------      --------
Loss from operations........................       (2,830)          (12,873)       (4,422)      (13,422)
Interest expense............................           --                (4)           --           (43)
Interest income.............................           33               737           272         1,340
Other expense...............................           (2)               --            --            --
                                                  -------          --------       -------      --------
Net loss....................................       (2,799)          (12,140)       (4,150)      (12,125)
                                                  -------          --------       -------      --------
Accretion of mandatorily redeemable
  convertible preferred stock...............           --            (3,227)         (102)      (13,700)
                                                  -------          --------       -------      --------
Net loss attributable to common
  stockholders..............................      $(2,799)         $(15,367)      $(4,252)     $(25,825)
                                                  =======          ========       =======      ========
Net loss per share attributable to common
  stockholders -- basic and diluted.........      $ (1.65)         $  (3.34)      $ (1.18)     $  (3.58)
                                                  =======          ========       =======      ========
Weighted average common shares
  outstanding -- basic and diluted..........        1,696             4,601         3,613         7,211
                                                  =======          ========       =======      ========
Pro forma net loss per share -- basic and
  diluted (unaudited).......................                       $  (0.42)                   $  (0.33)
                                                                   ========                    ========
Pro forma weighted average common shares
  outstanding (unaudited)...................                         28,787                      36,646
                                                                   ========                    ========

   The accompanying notes are an integral part of these financial statements.

                              ANDA NETWORKS, INC.

        STATEMENTS OF MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK
                           AND STOCKHOLDERS' DEFICIT
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                              MANDATORILY
                                                              REDEEMABLE
                                                              CONVERTIBLE
                                                            PREFERRED STOCK     COMMON STOCK     ADDITIONAL   RECEIVABLES
                                                           -----------------   ---------------    PAID-IN         FROM
                                                           SHARES    AMOUNT    SHARES   AMOUNT    CAPITAL     STOCKHOLDERS
                                                           ------   --------   ------   ------   ----------   ------------
Balances, January 28, 1998 (Inception)...................      --   $     --       --    $--      $     --         --
Issuance of Common Stock at $0.025 per share.............      --         --    1,600     --            40         --
Exercise of stock options................................      --         --    3,375     --            84         --
Issuance of Mandatorily Redeemable Convertible Preferred
  Series A at $0.25 per share............................   5,600      1,400       --     --            --         --
Issuance of Mandatorily Redeemable Convertible Preferred
  Series B at $0.333 per share, net of issuance costs of
  $27....................................................   9,858      3,256       --     --            --         --
Net loss.................................................      --         --       --     --            --         --
                                                           ------   --------   ------    ---      --------        ---
Balances, December 31, 1998..............................  15,458      4,656    4,975     --           124         --
Exercise of stock options................................      --         --   10,443      1           294         --
Issuance of Mandatorily Redeemable Convertible Preferred
  Series C at $2 per share, net of issuance costs of
  $37....................................................  11,025     22,013       --     --            --         --
Deferred stock-based compensation........................      --         --       --     --         6,212         --
Amortization of deferred stock-based compensation........      --         --       --     --            --         --
Repurchase of common stock...............................      --         --   (1,428)    --           (37)        --
Net loss.................................................      --         --       --     --            --         --
Accretion of Mandatorily Redeemable Convertible Preferred
  Stock..................................................      --      3,227       --     --        (3,227)        --
                                                           ------   --------   ------    ---      --------        ---
Balances, December 31, 1999..............................  26,483     29,896   13,990      1         3,366         --
Exercise of stock options (unaudited)....................      --         --    2,376      1           493        (60)
Issuance of Mandatorily Redeemable Convertible Preferred
  Stock Series D at $13.72 per share, net of issuance
  costs of $70 (unaudited)...............................   5,060     69,349       --     --            --         --
Deferred stock-based compensation (unaudited)............      --         --       --     --        17,430         --
Amortization of deferred stock-based compensation
  (unaudited)............................................      --         --       --     --            --         --
Repurchase of Common Stock (unaudited)...................      --         --     (262)    --           (45)        --
Net loss (unaudited).....................................      --         --       --     --            --         --
Accretion of Mandatorily Redeemable Convertible Preferred
  Stock Series (unaudited)...............................      --     13,700       --     --       (13,700)        --
                                                           ------   --------   ------    ---      --------        ---
Balances, June 30, 2000 (unaudited)......................  31,543   $112,945   16,104    $ 2      $  7,544        (60)
                                                           ======   ========   ======    ===      ========        ===


                                                             DEFERRED
                                                              STOCK-
                                                              BASED       ACCUMULATED
                                                           COMPENSATION     DEFICIT      TOTAL
                                                           ------------   -----------   --------
Balances, January 28, 1998 (Inception)...................    $     --      $     --     $     --
Issuance of Common Stock at $0.025 per share.............          --            --           40
Exercise of stock options................................          --            --           84
Issuance of Mandatorily Redeemable Convertible Preferred
  Series A at $0.25 per share............................          --            --           --
Issuance of Mandatorily Redeemable Convertible Preferred
  Series B at $0.333 per share, net of issuance costs of
  $27....................................................          --            --           --
Net loss.................................................          --        (2,799)      (2,799)
                                                             --------      --------     --------
Balances, December 31, 1998..............................          --        (2,799)      (2,675)
Exercise of stock options................................          --            --          295
Issuance of Mandatorily Redeemable Convertible Preferred
  Series C at $2 per share, net of issuance costs of
  $37....................................................          --            --           --
Deferred stock-based compensation........................      (6,212)           --           --
Amortization of deferred stock-based compensation........       2,271            --        2,271
Repurchase of common stock...............................          --            --          (37)
Net loss.................................................          --       (12,140)     (12,140)
Accretion of Mandatorily Redeemable Convertible Preferred
  Stock..................................................          --            --       (3,227)
                                                             --------      --------     --------
Balances, December 31, 1999..............................      (3,941)      (14,939)     (15,513)
Exercise of stock options (unaudited)....................          --            --          434
Issuance of Mandatorily Redeemable Convertible Preferred
  Stock Series D at $13.72 per share, net of issuance
  costs of $70 (unaudited)...............................          --            --           --
Deferred stock-based compensation (unaudited)............     (17,430)           --           --
Amortization of deferred stock-based compensation
  (unaudited)............................................       6,036            --        6,036
Repurchase of Common Stock (unaudited)...................          --            --          (45)
Net loss (unaudited).....................................          --       (12,125)     (12,125)
Accretion of Mandatorily Redeemable Convertible Preferred
  Stock Series (unaudited)...............................          --            --      (13,700)
                                                             --------      --------     --------
Balances, June 30, 2000 (unaudited)......................    $(15,335)     $(27,064)    $(34,913)
                                                             ========      ========     ========

   The accompanying notes are an integral part of these financial statements.

                              ANDA NETWORKS, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                   PERIOD FROM
                                                   JANUARY 28,                            SIX MONTH PERIOD
                                                 1998 (INCEPTION)     YEAR ENDED           ENDED JUNE 30,
                                                 TO DECEMBER 31,     DECEMBER 31,    --------------------------
                                                       1998              1999           1999           2000
                                                 ----------------    ------------    -----------    -----------
                                                                                     (UNAUDITED)    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss.....................................      $(2,799)          $(12,140)       $(4,150)      $(12,125)
  Adjustments to reconcile net loss to net cash
    used in operating activities:
    Depreciation and amortization..............          106                387            149            542
    Amortization of deferred stock-based
      compensation.............................           --              2,271            197          6,036
    Provision for doubtful accounts............           --                 --             --             60
    Loss on disposal of fixed assets...........           --                  4             --             --
    Changes in operating assets and
      liabilities:
      Accounts receivable......................           --               (914)          (101)          (943)
      Inventory................................           --               (170)           (82)          (889)
      Other assets.............................          (26)              (318)          (470)          (137)
      Accounts payable.........................          277                534            209          2,526
      Accrued liabilities......................          105                883            359            513
      Deferred revenue.........................           --                 --             --            570
                                                     -------           --------        -------       --------
         Net cash used in operating
           activities..........................       (2,337)            (9,463)        (3,889)        (3,847)
                                                     -------           --------        -------       --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of marketable securities...........           --            (12,910)        (7,219)            --
  Proceeds from the maturity of marketable
    securities.................................           --              5,278             --          3,024
  Purchase of property and equipment...........         (727)            (1,343)          (472)        (1,797)
                                                     -------           --------        -------       --------
         Net cash (used in) provided by
           investing activities................         (727)            (8,975)        (7,691)         1,227
                                                     -------           --------        -------       --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common stock.......          124                295            282            434
  Proceeds from issuance of mandatorily
    redeemable convertible preferred stock, net
    of issuance costs..........................        4,656             22,013         22,013         69,349
  Repurchase of common stock...................           --                (37)            (3)           (45)
  Proceeds from note payable...................           --                606             --            894
  Repayment of note payable....................           --                 --             --           (146)
                                                     -------           --------        -------       --------
         Net cash provided by financing
           activities..........................        4,780             22,877         22,292         70,486
                                                     -------           --------        -------       --------
Net increase in cash and cash equivalents......        1,716              4,439         10,712         67,866
Cash and cash equivalents at beginning of
  period.......................................           --              1,716          1,716          6,155
                                                     -------           --------        -------       --------
Cash and cash equivalents at end of period.....      $ 1,716           $  6,155        $12,428       $ 74,021
                                                     =======           ========        =======       ========
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING
  AND FINANCING ACTIVITIES:
  Deferred stock-based compensation............      $    --           $  6,212        $ 2,816       $ 17,430
                                                     =======           ========        =======       ========
  Accretion of mandatorily redeemable preferred
    stock......................................      $    --           $  3,227        $   102       $ 13,700
                                                     =======           ========        =======       ========
  Exercise of stock options through issuance of
    note receivable............................      $    --           $     --        $    --       $     60
                                                     =======           ========        =======       ========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid................................      $    --           $      4        $    --       $     43
                                                     =======           ========        =======       ========

   The accompanying notes are an integral part of these financial statements.

                              ANDA NETWORKS, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- NATURE OF THE BUSINESS:

     ANDA Networks, Inc. (the "Company") was incorporated in Delaware on January 28, 1998. The Company designs, markets and sells a comprehensive network access platform that enables telecommunications service providers to rapidly and cost effectively deliver integrated voice and data services over a single access network.

     The Company's primary customer, ADC Telecommunications, is also a less than 10% stockholder of the Company. Revenue attributable to the customer totaled $0, $1,186,000 and $8,047,000 (unaudited) during 1998, 1999 and the six month period ended June 30, 2000, respectively. In addition, accounts receivable from the customer totaled $0, $859,000 and $1,796,000 (unaudited) at December 31, 1998, 1999 and June 30, 2000, respectively.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

SHORT-TERM INVESTMENTS

     Short-term investments include high grade commercial paper and corporate bonds. Investments are classified as held-to-maturity. These securities are stated at amortized cost and mature within one year. The following table summarizes investments held at December 31, 1999 and 1998:

                                                             1998     1999
                                                             ----    ------
                                                             (IN THOUSANDS)
Commercial paper...........................................  $--     $2,241
Corporate bonds............................................   --      5,391
                                                             ---     ------
                                                             $--     $7,632
                                                             ===     ======

FAIR VALUE OF FINANCIAL INSTRUMENTS

     Carrying amounts of certain of the Company's financial instruments including accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short maturities. The carrying amount of the note payable approximates fair value based on the terms of similar borrowing arrangements available to the Company.

CONCENTRATION OF CREDIT RISK

     Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash, cash equivalents and accounts receivable. The Company's cash and cash equivalents are deposited with two financial institutions which, at times, may exceed federally insured limits.

                              ANDA NETWORKS, INC.

     The Company performs ongoing customer credit evaluations of its customers, does not require collateral and maintains allowances for potential credit losses when deemed necessary. To date, such losses have been within management's expectations. At December 31, 1999, the Company had accounts receivable from two customers representing 94% and 6% of total accounts receivable, respectively (see Note 9).

REVENUE RECOGNITION

     The Company recognizes revenue to value added resellers and customers upon product shipment providing collection of the resulting receivable is probable. All of the Company's shipping terms are FOB shipping point. The Company does not provide value added resellers or customers with return or upgrade rights. The Company does not have maintenance agreements with customers. The Company accrues for warranty costs and other allowances at the time of shipment based on management estimates and historical experience. Where significant post-delivery obligations exist, revenue is deferred until such time that the post-delivery obligations are fulfilled.

INVENTORY

     All inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out ("FIFO") method.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the related assets ranging from two to five years. Leasehold improvements and assets acquired under capital leases are amortized on a straight-line basis over the term of the lease, or the useful life of the assets, whichever is shorter. Maintenance and repairs are charged to expense as incurred, and improvements and betterments are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected in operations in the period realized.

LONG-LIVED ASSETS

     The Company evaluates the recoverability of its long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair values are reduced for the cost of disposal. No losses from impairment have been recognized in the financial statements.

                              ANDA NETWORKS, INC.

RESEARCH AND DEVELOPMENT

     Costs incurred in the research and development of products are expensed as incurred.

INCOME TAXES

     Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to amounts expected to be realized.

CERTAIN RISKS AND UNCERTAINTIES

     The Company's products are concentrated in an industry segment which is characterized by rapid technological advances, changes in customer requirements, evolving regulatory requirements and industry standards. These product depend in part on third-party technology which the Company licenses from a limited number of suppliers. In addition, the Company depends on sole source and limited suppliers for key components. Also, the Company has depended on a limited number of products and customers for substantially all revenue to date. Failure by the Company to anticipate or to respond adequately to technological developments in its industry, changes in customer or supplier requirements or changes in regulatory requirements or industry standards, or any significant delays in the development or introduction of products or services, could have a material adverse effect on the Company's business and operating results.

STOCK-BASED COMPENSATION

     The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion ("APB") 25, "Accounting for Stock Issued to Employees," and Financial Accounting Standards Board Interpretation ("FIN") 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans", and complies with the disclosure provisions of SFAS 123, "Accounting for Stock-Based Compensation." Under APB 25, compensation expense is based on the difference, if any, on the date of grant, between the estimated fair value of the Company's Common Stock and the exercise price. SFAS 123 defines a "fair value" based method of accounting for an employee stock option or similar equity investment. The pro forma disclosures of the difference between the compensation expense included in net loss and the related cost measured by the fair value method are presented in Note 7. The Company accounts for equity instruments issued to nonemployees in accordance with the provisions of SFAS 123 and Emerging Issues Task Force ("EITF") 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

COMPREHENSIVE INCOME (LOSS)

     There has been no difference between the Company's net loss and its total comprehensive loss for all periods presented.

NET LOSS PER SHARE

     Basic and diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of shares of common stock outstanding during the period. The calculation of diluted net loss per share excludes potential common shares if the effect is antidilutive. Potential common shares are comprised of common stock subject to repurchase rights, incremental shares of

                              ANDA NETWORKS, INC.

common and preferred stock issuable upon the exercise of stock options or warrants and shares issuable upon conversion of convertible preferred stock.

     The following table sets forth the computation of basic and diluted net loss per share for the periods indicated (in thousands, except per share amounts):

                                     PERIOD FROM
                                     JANUARY 28,                       SIX MONTH PERIOD
                                       1998 TO       YEAR ENDED         ENDED JUNE 30,
                                     DECEMBER 31,   DECEMBER 31,   -------------------------
                                         1998           1999          1999          2000
                                     ------------   ------------   -----------   -----------
                                                                   (UNAUDITED)   (UNAUDITED)
Net loss attributable to common
  stockholders.....................    $(2,799)       $(15,367)      $(4,252)     $(25,825)
                                       =======        ========       =======      ========
Basic and diluted shares:
  Weighted average common shares
     outstanding...................      2,584          13,066        15,346        16,154
  Weighted average unvested common
     shares subject to
     repurchase....................        888           8,465        11,733         8,943
                                       -------        --------       -------      --------
  Weighted average shares used to
     compute basic and diluted net
     loss per share................      1,696           4,601         3,613         7,211
                                       =======        ========       =======      ========
Net loss per share attributable to
  common stockholders -- basic and
  diluted..........................    $ (1.65)       $  (3.34)      $ (1.18)     $  (3.58)
                                       =======        ========       =======      ========

     The following table sets forth potential shares of common stock that are not included in the diluted net loss per share attributable to common stockholders above because to do so would be antidilutive for the periods indicated (in thousands):

                                                         DECEMBER 31,          JUNE 30,
                                                       ----------------    ----------------
                                                        1998      1999      1999      2000
                                                       ------    ------    ------    ------
                                                                             (UNAUDITED)
Mandatorily redeemable convertible preferred stock
  upon conversion to common stock....................  15,458    26,483    26,483    31,543
Warrants to purchase mandatorily redeemable
  convertible preferred stock........................      --        15        15        15
Unvested common shares subject to repurchase.........   2,792     8,011    10,230     7,794
Options to purchase common stock.....................   8,716     3,244     2,030     2,361
                                                       ------    ------    ------    ------
                                                       26,966    37,753    38,758    41,713
                                                       ======    ======    ======    ======

PRO FORMA NET LOSS PER SHARE (UNAUDITED)

     Pro forma net loss per share for the year ended December 31, 1999 and six month period ended June 30, 2000 is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of the Company's Convertible Preferred Stock into shares of Common Stock effective upon the closing of the Company's initial public offering,

                              ANDA NETWORKS, INC.

as if such conversion occurred on January 1, 1999 or at the date of original issuance, if later. The resulting pro forma adjustment includes an increase in the weighted average shares used to compute pro forma basic net loss per share of 24,186,000 and 29,435,000 shares for the year ended December 31, 1999 and six month period ended June 30, 2000. The calculation of pro forma diluted net loss per share excludes potential shares of Common Stock as their effect would be antidilutive.

PRO FORMA STOCKHOLDERS' EQUITY (UNAUDITED)

     The pro forma stockholders' equity as of June 30, 2000 reflects the conversion of all outstanding shares of Mandatorily Redeemable Convertible Preferred Stock into an aggregate of 31,543,000 shares of Common Stock, and the assumed exercise of a warrant to purchase 15,000 shares of Series B Preferred Stock which expires upon the closing of this offering (see Note 6).

SEGMENT REPORTING

     The Company has one reporting segment, solely in the United States. The Company identifies its operating segments based on business activities, management's responsibility and geographic location. All revenues are derived from customers located in and all long lived assets are held in the United States. One customer accounted for 95% and 97% (unaudited) of the Company's revenues for the year ended December 31, 1999 and six month period ended June 30, 2000 (see Note 9).

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes a new model for accounting for derivatives and hedging activities and supercedes and amends a number of existing accounting standards. SFAS 133 requires that all derivatives be recognized in the balance sheet at their fair market value and the corresponding derivative gains or losses be either reported in the statement of operations or as a deferred item depending on the type of hedge relationship that exists with respect of such derivatives. In July 1999, the FASB issued SFAS 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement 133." SFAS 137 deferred the effective date until fiscal years commencing after June 15, 2000. In June 2000, the FASB issued SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities -- An Amendment of FASB Statement No. 133," which deferred the effective date until the quarter ending March 31, 2001. Accordingly the Company will adopt SFAS 133 in its quarter ending March 31, 2001. To date, the Company has not engaged in derivative or hedging activities.

     In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. In June 2000, the SEC issued SAB 101B to defer the effective date for implementation of SAB 101 until the fourth quarter of fiscal 2000. Management believes that SAB 101 will not have a material effect on the financial position or results of operations of the Company.

     In April 1999, the FASB issued FASB Interpretation No. 44 ("FIN 44"), "Accounting for Certain Transactions Involving Stock Compensation" an interpretation of APB 25, which provides clarification of the definition of employee for purpose of applying Opinion 25, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequences of various modifications to the terms of a previously fixed stock option or award and the accounting for an exchange of stock compensation in a business combination. The interpretation is effective July 1, 2000, except for

                              ANDA NETWORKS, INC.

certain provisions which were effective before that date. Management believes that the provisions of FIN 44 have not and will not have a material effect on the financial position or results of operations of the Company.

NOTE 3 -- BALANCE SHEET COMPONENTS:

                                                   DECEMBER 31,
                                                  --------------       JUNE 30,
                                                  1998      1999         2000
                                                  ----      ----    --------------
                                                  (IN THOUSANDS)    (IN THOUSANDS)
                                                                     (UNAUDITED)
INVENTORY:
  Raw materials...............................     $--      $111        $  346
  Finished goods..............................     --         59           713
                                                   --       ----        ------
                                                   $--      $170        $1,059
                                                   ==       ====        ======

                                                                  DECEMBER 31,
                                                                -----------------
                                                                1998        1999
                                                                -----      ------
                                                                 (IN THOUSANDS)
PROPERTY AND EQUIPMENT, NET:
  Computers and equipment...................................    $ 375      $1,462
  Software..................................................      277         471
  Furniture and fixtures....................................       58          76
  Leasehold improvements....................................       17          58
                                                                -----      ------
                                                                  727       2,067
  Less: Accumulated depreciation and amortization...........     (106)       (493)
                                                                -----      ------
                                                                $ 621      $1,574
                                                                =====      ======

     Depreciation expense was $106,000 and $387,000 during the period from January 28, 1998 to December 31, 1998 for the year ended December 31, 1999, respectively.

                                                               DECEMBER 31,
                                                              --------------
                                                              1998      1999
                                                              ----      ----
                                                              (IN THOUSANDS)
ACCRUED LIABILITIES:
  Accrued payroll and related liabilities...................  $105      $540
  Accrued employee relocation costs.........................    --       174
  Accrued outside service costs.............................    --       136
  Other accrued liabilities.................................    --       138
                                                              ----      ----
                                                              $105      $988
                                                              ====      ====

                              ANDA NETWORKS, INC.

NOTE 4 -- COMMITMENTS

     The Company leases its office facilities under noncancelable operating lease agreements with expiration dates through 2001.

     At December 31, 1999, the future minimum lease payments under all noncancelable operating lease agreements are as follows (in thousands):

                        YEAR ENDING
                        DECEMBER 31,
                        ------------
2000........................................................  $220
2001........................................................    71
                                                              ----
  Total minimum lease payments..............................  $291
                                                              ====

     Rent expense under operating leases during the period from January 28, 1998 to December 31, 1998 and for the year ended December 31, 1999 was $101,000 and $256,000, respectively.

NOTE 5 -- LOAN AND SECURITY AGREEMENT

     On February 18, 1999, the Company entered into a Loan and Security Agreement (the "Loan Agreement") which provided for a revolving line-of-credit in the amount of $1,000,000 and a separate equipment line totaling $250,000. On August 20, 1999, the Loan Agreement was amended to add an additional separate equipment line totaling $750,000 and increase the initial equipment line to $750,000. Borrowings under the equipment lines bear interest at the bank's prime rate plus 0.50% (9.0% at December 31, 1999) and are payable over 36 months from the date of the advance. Borrowings are collateralized by substantially all of the Company's assets. There was no borrowing outstanding under the revolving line-of-credit.

     Future minimum payments under the Loan Agreement at December 31, 1999 is as follows (in thousands):

                        YEAR ENDING
                        DECEMBER 31,
                        ------------
2000........................................................  $231
2001........................................................   231
2002........................................................   231
                                                              ----
  Total payments............................................   693
Less: Amount representing interest..........................   (87)
                                                              ----
Principle portion...........................................   606
Less: Current portion.......................................  (184)
                                                              ----
Non-current portion.........................................  $422
                                                              ====

                              ANDA NETWORKS, INC.

NOTE 6 -- MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

     The following table summarizes Mandatorily Redeemable Convertible Preferred Stock ("Preferred Stock") at December 31, 1999 (in thousands):

                                                        SHARES
                                               ------------------------   LIQUIDATION
                   SERIES                      AUTHORIZED   OUTSTANDING     AMOUNT
                   ------                      ----------   -----------   -----------
  A..........................................     5,600        5,600        $ 1,400
  B..........................................    10,000        9,858          3,283
  C..........................................    11,100       11,025         22,050
                                                 ------       ------        -------
                                                 26,700       26,483        $26,733
                                                 ======       ======        =======

     The rights, privileges and restrictions of holders of Series A, B, and C Preferred Stock ("Series A," "Series B" and "Series C" respectively) are summarized as follows:

VOTING

     Each share of Preferred Stock has voting rights equal to an equivalent number of shares of Common Stock into which it is convertible and votes together as one class with the Common Stock. In addition, at each annual election the holders of the shares of Series A and Series B Preferred Stock each have the right to elect two members of the Board of Directors, as long as at least a majority of their shares originally issued remain outstanding. The holders of the shares of Series C Preferred Stock each have the right to elect one member of the Board of Directors at each annual election, as long as at least a majority of the shares of Series C Preferred Stock originally issued remain outstanding.

DIVIDENDS

     Holders of Series A, Series B and Series C Preferred Stock are entitled to receive a noncumulative dividend at the annual rate of $0.02, $0.03 and $0.20 per share, respectively, when and if declared by the Board of Directors. Such dividends are payable in preference to any dividends for Common Stock declared by the Board of Directors. There have been no dividends declared to date.

LIQUIDATION

     In the event of liquidation, holders of Series A, Series B and Series C Preferred Stock are entitled to a per share distribution in preference to holders of Common Stock. This per share distribution is equal to the original issue price of $0.25 per share for each share of Series A Preferred Stock, $0.333 per share for each share of Series B Preferred Stock and $2.00 per share for each share of Series C Preferred Stock, plus any declared but unpaid dividends. In the event funds are sufficient to make a complete distribution to the holders of Series A and Series B Preferred Stock as described above, the remaining assets will be distributed ratably among the holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Common Stock based on the number of shares of Common Stock held by each, assuming conversion of shares of Series A, Series B and Series C Preferred Stock into Common Stock. In the event that all distributions to holders of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock are equal to $0.50 per share, $0.666 and $4.00 per share, respectively, including payment of liquidation preference, any remaining assets will be distributed solely among the holders of Common Stock.

                              ANDA NETWORKS, INC.

CONVERSION

     Each share of Series A, Series B and Series C Preferred Stock is convertible at the option of the holder into shares of Common Stock based on a formula which currently results in a one-for-one exchange ratio of Common Stock for the Preferred Stock. This formula is subject to adjustment, as defined, which essentially provides dilution protection for holders of the Preferred Stock. Such conversion is automatic upon the closing date of a public offering of the Company's Common Stock for which the aggregate proceeds are at least $15,000,000 and the offering price per share is at least $4.00 or the date specified by the holders of a majority of the then outstanding Preferred Stock. At December 31, 1999, a total of 26,483,000 shares of Common Stock have been reserved for issuance upon the conversion of Preferred Stock.

REDEMPTION

     At any time after June 30, 2004, upon the written election of not less than 66 2/3% of the then outstanding Series A, Series B and Series C Preferred Stock, the Company must redeem in three annual installments the shares of Series A, Series B and Series C Preferred Stock by paying for each share in cash a minimum amount equal to the greater of the original issue price of Series A, Series B or Series C Preferred Stock compounded at an annual rate of 10% or the fair market value of such shares on the redemption date. The carrying value of the Series A, B and C Preferred Stock is being accreted to the redemption amount over the period to redemption (see Note 10).

WARRANTS TO PURCHASE PREFERRED STOCK

     The Company issued warrants to purchase 15,000 shares of Series B Preferred Stock at $1.20 per share in February 1999, which expires on the earliest of the Company's Initial Public Offering or February 2004, in connection with a loan and security agreement (see Note 5). The warrants were fully vested at the date of issuance. The Company valued the warrants using the Black-Scholes option pricing model, applying an expected life of five years, a weighted average risk free rate of 4.96%, a dividend yield of 0% and volatility of 75%. The fair value of $10,000 was recorded as interest expense in the year ended December 31, 1999.

NOTE 7 -- STOCKHOLDER'S EQUITY (DEFICIT):

STOCK OPTION PLAN

     At December 31, 1999, the Company has reserved 19,291,000 shares of its Common Stock under the 1998 Stock Option Plan (the "Plan") for issuance of incentive and nonstatutory stock options to employees and consultants. The Plan expires in 2008. Options to purchase the Company's Common Stock may be granted at prices not lower than 100% and 85% of fair market value at the date of grant for incentive and nonstatutory stock options, respectively, as determined by the Board of Directors. The per share exercise price of options granted to a person who, at the time of grant of such option, owns stock representing more than ten percent of the voting power of all classes of stock of the Company may not be less than 110% of the fair market value per share on the date of grant. Options vest as determined by the Board of Directors, but in no case at a rate less than 20% per annum over five years from the grant date. Options granted under the Plan are exercisable at the date of grant and are generally subject to repurchase by the Company at the option exercise price paid per share with such repurchase right lapsing 25% after the first year and ratably each month over the remaining vesting period. Options granted are exercisable for a maximum period of ten years from the date of grant.

                              ANDA NETWORKS, INC.

     A summary of the activity under the Plan since its inception is set forth below (in thousands except per share amounts):

                                                      OPTIONS OUTSTANDING
                                               ----------------------------------
                                                                         WEIGHTED
                                                SHARES                   AVERAGE
                                               AVAILABLE     NUMBER      EXERCISE
                                               FOR GRANT    OF SHARES     PRICE
                                               ---------    ---------    --------
Options reserved at Plan inception...........     6,800           --          --
  Additional options reserved................    12,300           --          --
  Options granted............................   (12,091)      12,091      $0.025
  Options exercised..........................        --       (3,375)     $0.025
                                                -------      -------      ------
Balance, December 31, 1998...................     7,009        8,716      $0.025
  Options eliminated from Plan...............    (2,809)          --          --
  Additional options reserved................     3,000           --          --
  Options granted............................    (5,056)       5,056      $ 0.15
  Options exercised..........................        --      (10,443)     $0.028
  Options canceled...........................        85          (85)     $ 0.31
  Shares repurchased and returned to the
     Plan....................................     1,428           --          --
                                                -------      -------      ------
Balance, December 31, 1999...................     3,657        3,244      $ 0.20
  Options granted (unaudited)................    (1,591)       1,591      $ 2.32
  Options exercised (unaudited)..............        --       (2,376)     $ 0.21
  Options canceled (unaudited)...............        98          (98)     $ 1.27
  Shares repurchased and returned to the Plan
     (unaudited).............................       262           --          --
                                                -------      -------      ------
Balance, June 30, 2000 (unaudited)...........     2,426        2,361      $ 1.57
                                                =======      =======      ======

     Option holders have the right to exercise unvested options, subject to a repurchase right held by the Company at the original exercise price in the event of voluntary or involuntary termination of employment of the stockholder. As of December 31, 1998, 1999 and June 30, 2000, 2,792,000, 8,011,000 and 7,794,000
(unaudited) shares of common stock, respectively, were subject to repurchase at an average price of $0.025, $0.029 and $0.073 (unaudited), respectively. Of the total options exercised, options to purchase 300,000 shares were exercised in exchange for a note receivable of $60,000. The note is full recourse and is additionally collateralized by the underlying shares of common stock. The note receivable is payable on March 7, 2005 and bears interest at a rate of 6.8% per annum, compounded annually.

                              ANDA NETWORKS, INC.

     The following table summarizes information about stock options outstanding at December 31, 1999 (in thousands, except per share amounts):

                                        OPTIONS OUTSTANDING
                             -----------------------------------------
                              NUMBER OF       WEIGHTED       WEIGHTED     NUMBER OF
                               OPTIONS         AVERAGE        AVERAGE      OPTIONS
                             EXERCISABLE      REMAINING      EXERCISE    OUTSTANDING
         EXERCISE                AND         CONTRACTUAL       PRICE         AND
           PRICE             OUTSTANDING   LIFE (IN YEARS)   PER SHARE     VESTED
         --------            -----------   ---------------   ---------   -----------
          $0.025                  702           8.69          $0.025         464
          $0.033                  115           9.09          $0.033          13
           $0.20                1,155           9.42          $ 0.20          68
           $0.25                  713           9.66          $ 0.25           1
           $0.40                  559           9.88          $ 0.40          --
                                -----                                        ---
      $0.025 - $0.40            3,244           9.38          $ 0.20         546
                                =====                                        ===

     At December 31, 1998 and 1999, 21,000 and 546,000 options outstanding were fully vested.

FAIR VALUE DISCLOSURES

     Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for the awards under a method prescribed by SFAS 123, the Company's net loss attributable to common stockholders would have been increased to the pro forma amounts indicated below:

                                                    PERIOD FROM
                                                    JANUARY 28,
                                                      1998 TO        YEAR ENDED
                                                    DECEMBER 31,    DECEMBER 31,
                                                        1998            1999
                                                    ------------    ------------
Net loss attributable to common stockholders:
  As reported.....................................    $ (2,799)       $(15,367)
  Pro forma.......................................    $ (2,814)       $(15,422)
Net loss per share attributable to common
  stockholders -- basic and diluted:
     As reported..................................    $  (1.65)       $  (3.34)
     Pro forma....................................    $  (1.66)       $  (3.35)

     The Company calculated the value of each option grant on the date of grant using the Black-Scholes option pricing model with the following assumptions for the periods ended December 31, 1998 and 1999: dividend yield expected is 0% and volatility of 0%; expected lives of five years and risk free interest rate of 4.45% to 6.68%. These pro forma amounts may not be representative of the effects on reported net loss for future years as options vest over several years and additional awards are generally made each year. The weighted average fair value of options granted was $0.025 and $1.53 for the period ended December 31, 1998 and year ended December 31, 1999, respectively.

STOCK-BASED COMPENSATION

     In connection with certain stock option grants to employees during the year ended December 31, 1999, and six month period ended June 30, 2000, the Company recognized

                              ANDA NETWORKS, INC.

approximately $6,212,000 and $17,430,000 (unaudited), respectively, of deferred stock-based compensation for the excess of the deemed value of the shares of common stock subject to such options above the exercise price of these options at the date of grant. Such amounts are included as a reduction of stockholders' equity (deficit) and are being amortized over the vesting period of generally four years using the provisions of FIN 28. The Company recorded stock-based compensation expense for options to employees of $1,898,000 and $4,155,000 (unaudited) for the year ended December 31, 1999 and the six month period ended June 30, 2000, respectively.

     Stock-based compensation expense related to stock options granted to non-employees is recognized as earned. At each reporting date, the Company revalues the stock-based compensation for the unearned element using the Black-Scholes option pricing model. As a result, the stock-based compensation expense will fluctuate as the fair market value of the Company's common stock fluctuates. Options to non-employees generally vest ratably over a 24 month period. The Company used the following assumptions to value the options granted; weighted average risk-free rate of between 5.14 and 6.50% dividend yield of 0% and volatility of 75%. The Company recorded stock-based compensation expense for options to non-employees of $373,000 and $1,881,000 (unaudited) in the years ended December 31, 1999 and six month period ended June 30, 2000.

     The aggregate amortization of employee and non-employee stock-based compensation is expected to be (unaudited) $5,512,000, $6,273,000, $2,593,000, $904,000 and $53,000 in the remaining six months of 2000 and in 2001, 2002, 2003 and 2004, respectively, based on stock options granted as of June 30, 2000. These amounts will change based on new issuances, cancellations, and/or repurchases.

NOTE 8 -- INCOME TAXES

     Deferred tax assets (liabilities) consist of the following (in thousands):

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1998       1999
                                                              -------    -------
Deferred tax assets:
  Net operating loss carryforwards..........................  $ 1,085    $ 4,856
  Credit carryforwards......................................      199        878
  Reserves and other........................................       38        231
                                                              -------    -------
     Total deferred tax assets..............................    1,322      5,965
Deferred tax liability:
  Depreciation and amortization.............................       (9)       (41)
                                                              -------    -------
  Gross deferred tax asset..................................    1,313      5,924
  Valuation allowance.......................................   (1,313)    (5,924)
                                                              -------    -------
Net deferred tax assets.....................................  $    --    $    --
                                                              =======    =======

                              ANDA NETWORKS, INC.

     Reconciliation of the statutory federal income tax to the Company's effective tax:

                                                   PERIOD FROM
                                                   JANUARY 28,
                                                 1998 (INCEPTION)     YEAR ENDED
                                                 TO DECEMBER 31,     DECEMBER 31,
                                                       1998              1999
                                                 ----------------    ------------
Tax at federal statutory rate..................         (34)%             (34)%
State, net of federal benefit..................         (11)%              (7)%
Stock compensation charge......................           0%                6%
Increase in valuation allowance................          47%               38%
Research and development credit................          (2)%              (3)%
                                                       ----              ----
                                                         --                --
                                                       ----              ----

     For financial reporting purposes, the Company has incurred a loss in each year since inception. Based on the available objective evidence, management believes it is more likely than not that the net deferred tax assets will not be fully realizable. Accordingly, the Company has provided a full valuation allowance against its net deferred tax assets at December 31, 1998 and December 31, 1999.

     At December 31, 1999, the Company had approximately $12.1 million of federal and $12.1 million of state net operating loss carryforwards available to reduce future taxable income which will begin to expire in 2018 for federal and 2005 for state tax purposes, respectively. Under the Tax Reform Act of 1986, the amounts of benefits from net operating loss carryforwards may be impaired or limited as the Company has incurred a cumulative ownership change of more than 50%, as defined, over a three year period.

NOTE 9 -- RELATED PARTY TRANSACTIONS:

     The Company's primary customer, ADC Telecommunications, is also a less than 10% stockholder of the Company. Revenue attributable to the customer totaled $0, $1,186,000 and $8,047,000 (unaudited) during 1998, 1999 and the six month period ended June 30, 2000, respectively. In addition, accounts receivable from the customer totaled $0, $859,000 and $1,796,000 (unaudited) at December 31, 1998, 1999 and June 30, 2000, respectively.

     From February 28, 1999 to March 31, 1999, the Company loaned to an officer a sum of $93,000, pursuant to four promissory notes and a Third Deed of Trust, for relocation costs. These notes accrued interest at the rates of 4.62%, 4.67%, 4.99% and 4.90%, respectively, per annum, compounded annually, and were collateralized by certain assets of the officer. Pursuant to the terms of the officer's offer letter, the principal and any accrued interest on these four notes were forgiven in full on January 11, 2000 after a year of employment.

     On August 20, 1999 and May 11, 2000, the Company loaned to the same officer a sum of $100,000, pursuant to two promissory notes and a Third Deed of Trust. The principal balance of the first $50,000 note, together with interest accrued but unpaid to this date, is due and payable on February 1, 2002. The principal balance of the second $50,000 note, together with interest accrued but unpaid to this date, is due and payable on February 1, 2003. These notes accrue interest at 5.43% and 6.42% per annum, respectively, compounded annually and are collateralized by certain assets of the officer.

     On March 14, 2000, the Company loaned to an officer a sum of $60,000 for assistance in the exercise of stock options grants exercisable at that date. Under the terms of the agreement the note is repayable in full on the earlier of, March 7, 2005 or, 30 days after the officer's termination of

                              ANDA NETWORKS, INC.

employment with the Company. The principal of the note and any unpaid interest bear interest at a rate of 6.80% per annum. The note is full recourse and is collateralized by a Stock Pledge Agreement of the shares of Common Stock exercised at that date.

NOTE 10 -- SUBSEQUENT EVENTS (UNAUDITED):

     In March and April 2000, the Company sold 5,059,644 shares of Series D Mandatorily Redeemable Convertible Preferred Stock at $13.72 per share for net proceeds of approximately $69,348,754.

     The rights and preference of Series D Convertible Preferred Stock are substantially the same as those of Series A, Series B, and Series C Mandatorily Redeemable Convertible Preferred Stock.

     In April 2000, the Company increased its liability under the Loan and Security Agreement described in Note 5 by drawing down the full $750,000 available under the second equipment line.

     In May 2000, the Company entered into a three year lease for office space commencing on June 1, 2000. The Company is obligated to make monthly payments totaling approximately $2.4 million per year.

     In May 2000, the Company modified the redemption requirements of its Series A, B, C and D Mandatorily Redeemable Preferred Stock to remove the requirement of redemption at fair market value such that the redemption amount is equal to the original purchase price compounded at an annual rate of 10%.

     In May 2000, the Company loaned to an officer a sum of $50,000 pursuant to a promissory note and Third Deed of Trust.

----------------------------------------------------------
----------------------------------------------------------

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                             ----------------------

                               TABLE OF CONTENTS

                                          Page
                                          ----
Prospectus Summary......................    1
Risk Factors............................    5
Special Note Regarding Forward-Looking
  Statements............................   21
Use of Proceeds.........................   21
Dividend Policy.........................   21
Capitalization..........................   21
Dilution................................   24
Selected Financial Data.................   26
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................   27
Business................................   34
Management..............................   47
Related Party Transactions..............   58
Principal Stockholders..................   60
Description of Capital Stock............   63
Shares Eligible for Future Sale.........   66
Underwriting............................   68
Legal Matters...........................   70
Experts.................................   70
Additional Information..................   70
Index to Financial Statements...........  F-1
----------------------------------------------
     Through and including           , 2000
(the 25th day after the date of this
prospectus), all dealers effecting
transactions in these securities, whether or
not participating in this offering, may be
required to deliver a prospectus. This is in
addition to a dealer's obligation to deliver a
prospectus when acting as an underwriter and
with respect to an unsold allotment or
subscription.
----------------------------------------------
----------------------------------------------

----------------------------------------------------------
----------------------------------------------------------
                                            Shares
                              ANDA NETWORKS, INC.
                                  Common Stock
                            ------------------------

                                     [LOGO]

                            ------------------------
                              GOLDMAN, SACHS & CO.
                               ROBERTSON STEPHENS
                                   CHASE H&Q
                           U.S. BANCORP PIPER JAFFRAY
                      Representatives of the Underwriters
----------------------------------------------------------
----------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by ANDA Networks, Inc. in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee and the Nasdaq National Market listing fee.

                                                                AMOUNT
                                                              TO BE PAID
                                                              ----------
SEC registration fee........................................   $26,400
NASD filing fee.............................................   10,500
Nasdaq National Market listing fee..........................      *
Printing and engraving expenses.............................      *
Legal fees and expenses.....................................      *
Accounting fees and expenses................................      *
Blue Sky qualification fees and expenses....................      *
Transfer Agent and Registrar fees...........................      *
Miscellaneous fees and expenses.............................      *
                                                               --------
          Total.............................................   $  *
                                                               ========

* To be supplied by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Article IX of our Certificate of Incorporation (Exhibit 3.2 hereto) and Article VII of ANDA Network's Bylaws (Exhibit 3.4 hereto) provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by Delaware law. In addition, we have entered into Indemnification Agreements (Exhibit 10.1 hereto) with our officers and directors. The Underwriting Agreement (Exhibit 1.1 hereto) also provides for cross-indemnification among ANDA Networks and the Underwriters for liabilities arising under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Since February 1, 1998, we have issued and sold the following securities:

          1. On February 1, 1998, we issued 1,600,000 shares of Common Stock to four individuals at a price of $0.25 per share under a common stock purchase agreement.

          2. On February 25, 1998, we issued and sold 5,600,000 shares of our Series A Preferred Stock at a price of $0.25 per share to a group of investors under a stock purchase agreement.

          3. On September 30, 1998, we issued and sold 9,858,257 shares of our Series B Preferred Stock at a price of $0.333 per share to a group of investors pursuant to a stock purchase agreement.

          4. On January 18, 1999, we issued a warrant to purchase 15,000 shares of the Company's Series B Preferred Stock to Silicon Valley Bank with an exercise price of $1.20 per share pursuant to a line of credit agreement. The warrant will terminate upon the closing of this offering.

          5. On March 25, 1999, we issued and sold 11,025,000 shares of our Series C Preferred Stock at a price of $2.00 per share to a group of investors under a stock purchase agreement.

          6. On March 27, 2000, March 31, 2000 and April 3, 2000, we issued and sold 5,059,644 shares of our Series D Preferred Stock at a price of $13.72 per share to a group of investors under a stock purchase agreement.

          7. As of June 30, 2000, we have granted stock options to purchase a total of 18,397,946 shares of common stock at exercise prices ranging from $0.025 to $4.50 per share to a total of 148 employees, consultants and directors pursuant to our 1998 Stock Plan.

     The issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of such Securities Act as transactions by an issuer not involving any public offering, with the exception of number 6 which was an issuance deemed to be exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D. In addition, certain issuances described in Item 7 were deemed exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under the Securities Act. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

NUMBER                             DESCRIPTION
------                             -----------
 1.1*      Form of Underwriting Agreement.
 3.1       Amended and Restated Certificate of Incorporation of the
           Registrant.
 3.2       Form of Amended and Restated Certificate of Incorporation of
           the Registrant to be filed upon the closing of the offering made pursuant to this Registration Statement.
 3.3       Bylaws of the Registrant.
 3.4       Bylaws of the Registrant to be filed upon the closing of the offering made pursuant to this Registration Statement.
 4.1       Reference is made to Exhibits 3.1, 3.2, 3.3 and 3.4.
 4.2*      Specimen Stock Certificate.
 4.3       Amended and Restated Investors' Rights Agreement dated March
           27, 2000.
 5.1*      Opinion of Gunderson Dettmer Stough Villeneuve Franklin &
           Hachigian, LLP.
10.1       Form of Indemnification Agreement.
10.2       2000 Equity Incentive Plan.
10.3       2000 Employee Stock Purchase Plan.
10.4       2000 Directors' Stock Option Plan.
10.5       Lease between Kifer Industrials and Registrant dated
           September 10, 1998.
10.6       Lease between Kifer Industrials and Registrant dated April
           9, 1999.
10.7       Sublease between Boston Scientific Corporation and
           Registrant dated May 30, 2000.
10.8**     Reseller Agreement between PairGain Technologies Corporation and Registrant dated March 26, 1999.
10.9**     Agreement between Snow-City and Registrant dated December 5,
           1999.
10.10**    Software Development Agreement between Trigon Technology
           Group and Registrant dated August 30, 1999.
10.11**    Software Development Agreement between Trigon Technology
           Group and Registrant dated February 20, 2000.
10.12**    OPS Implementation Project Agreement between Trigon
           Technology Group and ANDA dated February 20, 2000.

NUMBER                             DESCRIPTION
------                             -----------
10.13      Loan and Security Agreement between Registrant and Silicon
           Valley Bank dated February 18, 1999.
10.14      Loan Modification Agreement between Registrant and Silicon
           Valley Bank dated July 19, 1999.
21.1       List of Subsidiaries.
23.1       Consent of PricewaterhouseCoopers LLP, Independent
           Accountants.
23.2*      Consent of Counsel. Reference is made to Exhibit 5.1.
24.1       Power of Attorney. (see page II-4).
27.1       Financial Data Schedule.

---------------

 * To be supplied by amendment.

** Confidential treatment requested as to certain portions of this Exhibit.

     (b) Financial Statement Schedules

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santa Clara, State of California on August 15, 2000.

                                          ANDA NETWORKS, INC.

                                          By:    /s/ CHARLES R. KENMORE
                                            ------------------------------------
                                                     Charles R. Kenmore
                                               President and Chief Executive
                                                           Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, Charles Kenmore, as his attorney-in-fact, with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and any and all registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, in connection with or related to the offering contemplated by this registration statement and its amendments, if any, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said registration statement.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

                      SIGNATURE                                    TITLE                    DATE
                      ---------                                    -----                    ----
               /s/ CHARLES R. KENMORE                    President, Chief Executive    August 15, 2000
-----------------------------------------------------   Officer and Chief Financial
                 Charles R. Kenmore                    Officer (Principal Executive,
                                                          Financial and Accounting
                                                                  Officer)

                    /s/ WUFU CHEN                          Chairman of the Board       August 15, 2000
-----------------------------------------------------
                      WuFu Chen

                  /s/ GEORGE BRUNO                                Director             August 15, 2000
-----------------------------------------------------
                    George Bruno

                   /s/ PAUL MAEDER                                Director             August 15, 2000
-----------------------------------------------------
                     Paul Maeder

                   /s/ ANTHONY SUN                                Director             August 15, 2000
-----------------------------------------------------
                     Anthony Sun

                   /s/ MIKE PASCOE                                Director             August 15, 2000
-----------------------------------------------------
                     Mike Pascoe

                                                                     SCHEDULE II

                              ANDA NETWORKS, INC.

                       VALUATION AND QUALIFYING ACCOUNTS
 FOR THE PERIOD FROM JANUARY 28, 1998 (INCEPTION) TO DECEMBER 31, 1998 AND THE
                          YEAR ENDED DECEMBER 31, 1999
                                 (IN THOUSANDS)

                                     BALANCE AT                                   BALANCE
                                     BEGINNING       CHARGED       CREDITED       AT END
            DESCRIPTION              OF PERIOD     TO EXPENSES    TO EXPENSES    OF PERIOD
            -----------              ----------    -----------    -----------    ---------
Allowance for doubtful accounts
  receivable:
  Period ended December 31, 1998...    $   --        $   --         $   --        $   --
  Year ended December 31, 1999.....    $   --        $   60         $   --        $   60
Deferred tax valuation allowance:
  Period ended December 31, 1998...    $   --        $1,313         $   --        $1,313
  Year ended December 31, 1999.....    $1,313        $4,611         $   --        $5,924

                        REPORT OF FINANCIAL ACCOUNTANTS
                        ON FINANCIAL STATEMENT SCHEDULE

Our report on the financial statements of ANDA Networks, Inc. has been included in this Form S-1 on page F-2. In connection with our audit of such financial statements, we have also audited the related financial statement schedule listed in the index page II-2 of this Form S-1. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly the information required to be included therein.

PricewaterhouseCoopers LLP

San Jose, California
May 16, 2000

                                 EXHIBIT INDEX

NUMBER                            DESCRIPTION
------                            -----------
 1.1*     Form of Underwriting Agreement.
 3.1      Amended and Restated Certificate of Incorporation of the
          Registrant.
 3.2      Form of Amended and Restated Certificate of Incorporation of
          the Registrant to be filed upon the closing of the offering made pursuant to this Registration Statement.
 3.3      Bylaws of the Registrant.
 3.4      Bylaws of the Registrant to be filed upon the closing of the offering made pursuant to this Registration Statement.
 4.1      Reference is made to Exhibits 3.1, 3.2, 3.3 and 3.4.
 4.2*     Specimen Stock Certificate.
 4.3      Amended and Restated Investors' Rights Agreement dated March
          27, 2000.
 5.1*     Opinion of Gunderson Dettmer Stough Villeneuve Franklin &
          Hachigian, LLP.
10.1      Form of Indemnification Agreement.
10.2      2000 Equity Incentive Plan.
10.3      2000 Employee Stock Purchase Plan.
10.4      2000 Directors' Stock Option Plan.
10.5      Lease between Kifer Industrials and Registrant dated
          September 10, 1998.
10.6      Lease between Kifer Industrials and Registrant dated April
          9, 1999.
10.7      Sublease between Boston Scientific Corporation and
          Registrant dated May 30, 2000.
10.8**    Reseller Agreement between PairGain Technologies Corporation and Registrant dated March 26, 1999.
10.9**    Agreement between Snow-City and Registrant dated December 5,
          1999.
10.10**   Software Development Agreement between Trigon Technology
          Group and Registrant dated August 30, 1999.
10.11**   Software Development Agreement between Trigon Technology
          Group and Registrant dated February 20, 2000.
10.12**   OPS Implementation Project Agreement between Trigon
          Technology Group and ANDA dated February 20, 2000.
10.13     Loan and Security Agreement between Registrant and Silicon
          Valley Bank dated February 18, 1999.
10.14     Loan Modification Agreement between Registrant and Silicon
          Valley Bank dated July 19, 1999.
21.1      List of Subsidiaries.
23.1      Consent of PricewaterhouseCoopers LLP, Independent
          Accountants.
23.2*     Consent of Counsel. Reference is made to Exhibit 5.1.
24.1      Power of Attorney. (see page II-4).
27.1      Financial Data Schedule.

---------------

 * To be supplied by amendment.

** Confidential treatment requested as to certain portions of this Exhibit.